SUPERTEL HOSPITALITY, INC.

2008 Annual Report



Supertel is a self-administered real estate investment trust specializing in the ownership of limited-service hotels. As of March 31, 2009, the company owned 122 hotels, aggregating nearly 10,700 rooms located in 24 states.

2008 Highlights

Purchased 10 hotels for $22.0 million

Completed offering of 332,500 shares of 10% Series B Cumulative Preferred Stock, with net proceeds of $7.7 million

---

Sold two hotels resulting in $5.6 million net gain

Signed a $46 million, three-year credit facility with Great Western Bank, which replaced a $34 million facility

---

Hotel Ownership


2005
76
2006
88
2007
115
2008
123

Shareholder Letter

The faltering business climate over the past year has tested virtually everyone associated with the hotel industry. The economy declined into the worst recession in several generations. As conditions changed, Supertel adapted its strategy to the shifting new climate.

In early 2008, we purchased 10 hotels with 724 rooms for approximately $22 million. This acquisition capped an aggressive program that nearly doubled our portfolio size from 69 to 125 hotels since September 1, 2005, extending our geographic reach and diversifying our risk.

As the economy worsened, we placed our acquisition program on hold and focused our attention on strengthening our balance sheet, conserving capital and optimizing operating results. Based on current economic forecasts, we expect to continue this strategy through 2009 and into 2010.

We also will take this time to evaluate our established hotel-ownership business model with the goal of developing a long-term strategy that counterbalances the effects of future down cycles in the hotel industry while allowing us to benefit from the upside of our current portfolio.

New CEO, Reviewing Strategy

We believe there will be significant growth opportunities in all classes of real estate when the economy rebounds. In early April 2009, the board elected Kelly Walters as president and CEO. He joins Supertel with more than 13 years experience in all aspects of commercial real estate, most recently as a senior vice president with Investors Real Estate Trust, a 38-year-old publicly held diversified REIT with $1.8 billion in assets.

During the next several months, the senior management team under Kelly's leadership will review and update our existing strategic plan, with a goal of adding balance to our portfolio. This may include over time expanding our presence in certain targeted U.S.markets in the limited service hotel sector and possibly into other real estate classes. Hotels, however, will remain our core investment strategy.

In addition, the team will continue working diligently on solidifying Supertel's financial position and enhancing operating performance in order to help ensure the company maintains access to the capital markets. We believe executing an updated strategic plan, coupled with improvements in operations and our balance sheet, will best position us to deliver the highest possible returns to our shareholders.

Balance Sheet

With the capital markets worsening throughout 2008, we took significant steps to strengthen our balance sheet. In the 2008 second quarter, we converted four mortgage loans totaling $64.6 million from a variable interest rate to an annual fixed rate for the remaining term of 8.8 years. During the same quarter, we completed an offering of 332,500 shares of 10% Series B

Cumulative Preferred Stock and used the $7.7 million in net proceeds to pay off an acquisition-related bridge loan.

In December, we entered into a $46 million, three-year credit facility, which replaced a $34 million facility due to expire in February 2009. We have approximately $23 million of debt coming due later in 2009. Our next debt maturity after that is $12.8 million in 2011.

The new credit facility includes $10 million specifically for refinancing other debt coming due in 2009. This gives us significant flexibility, and we are on track to complete this refinancing in the second quarter. As of the date of this letter, approximately 72 percent of our debt is fixed at a favorable average weighted long-term rate of 6.5 percent with an average term of 6.2 years.

We believe the ability to complete the new credit facility and to convert the four mortgage loans to fixed rates reflects well on our company and the confidence that the investment community has in Supertel. We have solid relationships with our lenders and appreciate their support in this credit environment. We believe our new CEO's strong ties with the investment community will allow us to broaden our base and give us even greater flexibility.

In February 2009, the company exercised its right to cancel the conversion rights on its Series A Preferred Stock. Cancellation of the rights did not affect payment of the monthly dividend on the outstanding Series A Preferred Stock.

We believe these actions have strengthened our balance sheet and better positioned us to successfully respond to the current downturn.

Conserving Capital

In 2008, we invested approximately $11.2 million for capital improvements to our hotels. A substantial portion of this investment was required by our franchisors, following the acquisition of hotels. We have budgeted approximately $4 million in 2009 for on-going renovation and replacement, which is more in line with historic patterns. Maintaining good, clean, comfortable and affordable hotels is at the heart of our success.

We sold two hotels in December 2008 for approximately $12 million. We applied the net proceeds to our outstanding debt and recorded approximately $5.6 million in gain on sale of properties. We continue to evaluate our portfolio and expect to selectively dispose of hotels from time to time, depending on the attractiveness of the pricing, economic conditions and availability of debt and equity for buyers.

As the economy worsened, we reduced our dividend by approximately 37 percent in the 2008 fourth quarter. In March 2009, we suspended the dividend to further preserve capital. We will monitor requirements to maintain our REIT status and will routinely review our dividend policy.

We will continue to maintain a very conservative posture towards our balance sheet. We believe this will allow us to emerge from this recession in a stronger position and to take optimum advantage of the opportunities that become available when the economy rebounds.

Cost Control, Top Line Improvement

As long-time hotel owners, we know the industry is cyclical and have had contingency plans in place to respond to changing conditions. Throughout 2008, we remained in close communications with our outside hotel operators to adapt the contingency plans to the economic conditions, focusing on cost control, while maximizing top-line revenues.

With the nation in the midst of a difficult recession, both business and leisure travel have declined. Industry-wide, revenue per available room (RevPAR), a key indicator of hotel profitability, declined 1.9 percent in 2008. Supertel's same-store RevPAR declined 2.4 percent.

Our hotels are geographically dispersed across 24 states and are in the economy through mid-market segments. Historically, during tough economic times, travelers tend to gravitate toward more moderately priced hotels, which benefits Supertel, compared to the industry as a whole. This trend began to play out as the year progressed. In the fourth quarter, our RevPAR declined 6.8 percent, compared to an industry decline of 9.8 percent, as reported by Smith Travel Research.

Working with our operators, we continually reviewed costs, seeking ways to improve margins. We made good progress in areas where operators have some control, such as labor costs, but it was not enough to offset the impacts of lower occupancies and reduced RevPAR. We routinely seek ways to lower both variable and fixed costs. Same-store margins declined 3.1 percent for the year, compared to a 2.4 percent decline in same-store revenues.

With overall travel slowing, we asked our operators to cast a wider net for guests, especially government contracts, military, tour groups and corporate lodging accumulators and have met with some success. The market is highly competitive, and we are aggressively seeking new business. We have instructed our operators to book business, even if it is at lower rates, as long as it generates positive cash flow to meet our operating costs and debt service needs.

Outlook

Given the current conditions of the credit markets and the economy, we would anticipate limited acquisition activity in 2009; however, our management team will continue to explore the market for opportunities to increase FFO by expanding the portfolio. We may from time to time harvest profits from our current portfolio and use the net proceeds to either pay down debt or for other corporate purposes.

Real estate prices for hotels in virtually all classes have declined. We believe they will retreat further due to the credit crisis and the depth of the current recession.

We continue to actively monitor the hotel real estate market and are beginning to monitor other real estate classes so that we will be best prepared to respond appropriately to what we believe will be excellent, accretive acquisition opportunities further down the line. Availability of capital, of course, will be a major factor.

As we look ahead, there is little doubt that 2009 will be difficult, not only for Supertel but also for the world economy. We are tightly focused on preserving capital, maximizing operating returns and protecting our balance sheet.

We believe we are well positioned to optimize operations in the current climate and are in the initial planning stages to take advantage of the opportunities that will become available to us when the economy rebounds.

Paul J. Schulte Chairman	Kelly A Walters President & Chief Executive Officer

April 15, 2009

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the year ended December 31, 2008

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File Number 001-34087

Supertel Hospitality, Inc.

(Exact name of registrant as specified in its charter)

Virginia	**52-1889548**
(State or other jurisdiction of Incorporation or organization)	(I.R.S. Employer Identification No.)
309 N. 5th St., Norfolk, NE	**68701**
(Address of principal executive offices)	(Zip Code)

(402) 371-2520
(Registrant's telephone number, including area code)

None
(Former name, former address and former fiscal year, if changed since last report)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $0.01 par value per share	The NASDAQ Stock Market, LLC
Series A Preferred Stock, $.01 par value per share	The NASDAQ Stock Market, LLC
10% Series B Cumulative Preferred Stock, $.01 par value per share	The NASDAQ Stock Market, LLC

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☒

Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of June 30, 2008 the aggregate market value of the registrant's common stock held by non-affiliates of the registrant was $87.5 million based on the $4.96 closing price as reported on the Nasdaq Global Market.

Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the last practicable date.

Class	Outstanding at February 28, 2009
Common Stock, $.01 par value per share	20,924,677 shares

DOCUMENTS INCORPORATED BY REFERENCE

Proxy Statement for the Annual Meeting of Shareholders to be held on May 28, 2009.

TABLE OF CONTENTS

PART I

Item 1. Business

References to "we", "our", "us" and "Company" refer to Supertel Hospitality, Inc., including, as the context requires, its direct and indirect subsidiaries.

Overview

We are a self-administered real estate investment trust (REIT), and through our subsidiaries, as of December 31, 2008 we owned 123 limited service hotels in 24 states. Our hotels operate under several national and independent brands.

Our significant events for 2008 include:

- purchase of 10 additional hotels;
- offering of 332,500 shares of 10% Series B Cumulative Preferred Stock completed in June 2008 with net proceeds of $7.7 million;
- sale of two hotels in December 2008; and
- agreement executed in December 2008 for a $46 million, three-year credit facility with Great Western Bank, which replaced a prior facility for $34 million.

Available Information

Our executive offices are located at 309 N. 5th St, Norfolk, Nebraska 68701, our telephone number is (402) 371-2520, and we maintain an Internet website located at www.supertelinc.com. Our annual reports on Form 10-K and quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to these reports are available free of charge on our website as soon as reasonably practicable after they are filed with the SEC. We also make available the charters of our board committees and our Code of Business Conduct and Ethics on our website. Copies of these documents are available in print to any shareholder who requests them. Requests should be sent to Supertel Hospitality, Inc., 309 N. 5th St, P.O. Box 1448, Norfolk, Nebraska 68701, Attn: Corporate Secretary.

General Development of Business

We are a REIT for federal income tax purposes and we were incorporated in Virginia on August 23, 1994. Our common stock began to trade on The Nasdaq Global Market on October 30, 1996. Our Series A and Series B preferred stock began to trade on The Nasdaq Global Market on December 30, 2005 and June 3, 2008, respectively.

Through our wholly owned subsidiaries, Supertel Hospitality REIT Trust and E&P REIT Trust, we own a controlling interest in Supertel Limited Partnership and E&P Financing Limited Partnership. We conduct our business through a traditional umbrella partnership REIT, or UPREIT, in which our hotel properties are owned by our operating partnerships, Supertel Limited Partnership and E&P Financing Limited Partnership, limited partnerships, limited liability companies or other subsidiaries of our operating partnerships. We currently own, indirectly, an approximate 94% general partnership interest in Supertel Limited Partnership and a 100% partnership interest in E&P Financing Limited Partnership. In the future, these limited partnerships may issue limited partnership interests to third parties from time to time in connection with our acquisitions of hotel properties or capital raising.

In order for the income from our hotel property investments to constitute "rents from real properties" for purposes of the gross income tests required for REIT qualification, the income we earn cannot be derived from the operation of any of our hotels. Therefore, we lease each of our hotel properties to our wholly owned taxable REIT subsidiaries. Under the REIT Modernization Act ("RMA"), which became effective January 1, 2000, REITs are permitted to lease their hotels to wholly owned taxable REIT subsidiaries. We formed TRS Leasing, Inc. and its wholly owned subsidiaries TRS Subsidiary LLC; SPPR TRS Subsidiary, LLC and SPPR-BMI TRS Subsidiary, LLC (collectively the "TRS Lessee") in accordance with the RMA. Pursuant to the RMA, the TRS Lessee is required to enter into management agreements with an "eligible independent contractor" who will manage the hotels leased by the TRS Lessee. Accordingly the hotels are leased to our taxable TRS Lessee and are managed by Royco Hotels Inc. ("Royco Hotels") and HLC Hotels Inc. ("HLC") pursuant to management agreements.

(b) Financial Information About Industry Segments

We are engaged primarily in the business of owning equity interests in hotel properties. Therefore, presentation of information about industry segments is not applicable. See the Consolidated Financial Statements and notes thereto included in Item 8 of this Annual Report on Form 10-K for certain financial information required in this Item 1.

(c) Narrative Description of Business

General At December 31, 2008, we owned, through our subsidiaries, 123 hotels in 24 states. The hotels are operated by Royco Hotels (108 hotels) and HLC (15 hotels). The 10 hotels acquired on January 2, 2008 are operated by Royco Hotels.

Our primary objective is to increase shareholder value through increasing the operating returns of the hotels and by acquiring equity interests in hotels that meet our investment criteria.

Internal Growth Strategy We seek to grow internally through improvements to our hotel operating results, principally through increased occupancy and average daily rates, and through reductions in operating expenses. As a REIT, we are required to distribute 90% of our REIT taxable income as dividends to our stockholders each year. Thus, internally generated cash flow will principally be used to pay dividends and any residual cash flow, together with cash flow from external financing sources, may be used to fund ongoing capital improvements, including furniture, fixtures and equipment, to our hotels and to meet general corporate and other working capital needs.

Acquisition Strategy Any acquisition, investment or purchase of property in excess of $5 million requires approval of the Investment Committee of our Board of Directors. Our general investment criteria are described below:

- hotels with proven historical cash flow;
- hotels which could benefit from new management, a new marketing strategy and association with a national franchisor;
- hotels which could benefit significantly from renovations; and
- hotels in attractive locations that could benefit by changing franchises to a grade that is more appropriate for the location and clientele.

Our organizational documents do not limit the types of investments we can make; however, our intent is to focus primarily on midscale without food and beverage and economy, including economy extended-stay hotel properties.

We acquired 10 hotels in 2008 through our subsidiaries. The following table reflects additional information regarding each of these hotels:

Hotel	**Location**	**Date Acquired**	**Rooms**
Comfort Inn*	Brooks, Kentucky	1/2/2008	65
Comfort Inn	Glasgow, Kentucky	1/2/2008	60
Comfort Suites	Louisville, Kentucky	1/2/2008	69
Days Inn	Ashland, Kentucky	1/2/2008	63
Days Inn	Glasgow, Kentucky	1/2/2008	59
Quality Inn**	Cave City, Kentucky	1/2/2008	97
Sleep Inn	Louisville, Kentucky	1/2/2008	63
Days Inn	Sioux Falls, South Dakota (Empire)	1/2/2008	79
Days Inn	Sioux Falls, South Dakota (Airport)	1/2/2008	86
Super 8	Green Bay, Wisconsin	1/2/2008	83
			724

* Property reflagged as Baymont Inn
** Property reflagged as Masters Inn

Arranging financing for acquisitions and dispositions of hotels is difficult in the current capital markets. The capital markets are weakened as a consequence of the weakening economy. Although we will continue to carefully evaluate and discuss both buying and selling opportunities, debt and equity financing will be a challenge to obtain for acquisitions and dispositions of hotels.

Development Strategy Subject to market conditions and the availability of financing, we may selectively grow through the development of new limited-service and extended stay hotel properties.

Our site selection criteria would include some or all of the following characteristics:

- urban or resort locations with relatively high demand for rooms, and a relatively low supply of competing hotels;
- areas that have strong industrial bases with the potential for future growth;
- communities with state or federal installations, colleges or universities; and
- sites that currently have an aging hotel presence.

These criteria describe the basic characteristics that we look for prior to committing to the development of a new hotel. Sites that are selected may have some or all of the market characteristics described above, as well as characteristics that are not specifically described herein. Sites selected by us will not necessarily possess all of these characteristics.

Sale of Hotels We may undertake the sale of one or more of the hotels from time to time in response to changes in market conditions, our current or projected return on our investment in the hotels or other factors which the board of directors deems relevant. We undertook a specific disposition program beginning in 2001 that included the sale of 23 hotels through December 31, 2004. The proceeds from the sale of these hotels were used primarily to repay existing debt. We did not sell any hotels in 2005 through 2007 and none of our hotels were classified as being held for sale as of December 31, 2007. During the year 2008, two hotels were sold, with none of our hotels being classified as held for sale as of December 31, 2008; however, we intend to sell additional hotels in the future as market conditions and other factors so warrant.

Hotel Management Royco Hotels and HLC, both independent contractors, manage our hotels pursuant to hotel management agreements with TRS Lessee. The hotel management agreements provide that the management companies have control of all operational aspects of the hotels, including employee-related matters. The management companies must generally maintain each hotel under their management in good repair and condition and make routine maintenance, repairs and minor alterations. Additionally, Royco Hotels must operate the hotels in accordance with the national franchise agreements that cover the hotels, which includes, as applicable, using franchisor sales and reservation systems as well as abiding by franchisors' marketing standards. Royco Hotels and HLC may not assign their management agreements without our consent.

The management agreements generally require TRS Lessee to fund debt service, working capital needs and capital expenditures and fund Royco Hotels and HLC's third-party operating expenses, except those expenses not related to the operation of the hotels. TRS Lessee is responsible for obtaining and maintaining insurance policies with respect to the hotels.

Royco Management Fee Royco Hotels manages 108 of the hotels we owned at December 31, 2008. Royco Hotels receives a monthly base management fee and an incentive management fee, if certain financial thresholds are met or exceeded. The management agreement provides for monthly base management fees and absorbing additional operating expenses as follows:

- 4.25% of gross hotel income for the month for up to the first $75 million of gross hotel income for a fiscal year;
- 4.00% of gross hotel income for the month for gross hotel income exceeding $75 million up to $100 million for a fiscal year;
- 3.00% of gross hotel income for the month for gross hotel income exceeding $100 million for a fiscal year;
- the base compensation of Royco Hotels district managers to be included in the operating expenses of TRS Lessee; and
- if annual net operating income exceeds 10% of our total investment in the hotels, then Royco Hotels receives an incentive management fee of 10% of the excess of net operating income up to the first $1 million, and 20% of excess net operating income above $1 million.

Royco Term and Termination The management agreement expires on December 31, 2011 and, unless Royco Hotels elects not to extend the term, the term of the agreement will be extended to December 31, 2016 if (i) Royco Hotels achieves average annual net operating income of at least 10% of our total investment in the hotels during the four fiscal years ending December 1, 2011 and (ii) Royco Hotels does not default prior to December 31, 2011.

The management agreement may be terminated as follows:

- either of us may terminate the management agreement if net operating income is not at least 8.5% of our total investment in the hotels or if we undergo a change of control;
- we may terminate the agreement if Royco Hotels undergoes a change of control;
- we may terminate the agreement if tax laws change to allow a hotel REIT to self manage its properties; and

- by the non-defaulting party in the event of a default that has not been cured within the cure period.

If we terminate the management agreement because we undergo a change of control, Royco Hotels undergoes a change of control due to the death of one of its principals, or due to a tax law change, then Royco Hotels will be entitled to a termination fee equal to the greater of (i) $3.6 million less an amount equal to $.1 million multiplied by the number of months after December 31, 2006 preceding the month of termination or (ii) 50% of the base management fee paid to Royco Hotels during the twelve months prior to notice of termination. Under certain circumstances, Royco Hotels will be entitled to a termination fee if we sell a hotel and do not acquire another hotel or replace the sold hotel within twelve months. The fee, if applicable, is equal to 50% of the base management fee paid with respect to the sold hotel during the prior twelve months.

<u>Royco Defaults and Indemnity</u> The following are events of default under the management agreement:

- the failure of Royco Hotels to diligently and efficiently operate the hotels pursuant to the management agreement;
- the failure of either party to pay amounts due to the other party pursuant to the management agreement;
- certain bankruptcy, insolvency or receivership events with respect to either party;
- the failure of either party to perform any of their obligations under the management agreement;
- loss of the franchise license for a hotel because of Royco Hotels;
- failure by Royco Hotels to pay, when due, the accounts payable for the hotels for which we have previously reimbursed Royco Hotels; and
- any of the hotels fail two successive franchisor inspections if the deficiencies are within Royco Hotels's reasonable control.

With the exception of certain events of default as to which no grace period exists, if an event of default occurs and continues beyond the grace period set forth in the management agreement, the non-defaulting party has the option of terminating the agreement.

The management agreement provides that each party, subject to certain exceptions, indemnifies and holds harmless the other party against any liabilities stemming from certain negligent acts or omissions, breach of contract, willful misconduct or tortuous actions by the indemnifying party or any of its affiliates.

<u>HLC Management Fee</u> The hotel management agreement with HLC, as amended July 15, 2008, provides for HLC to operate and manage fifteen of the Masters Inn hotels through December 31, 2011. The agreement provides for HLC to receive management fees equal to 5.0% of the gross revenues derived from the operation of the hotels and incentive fees equal to 10% of the annual operating income of the hotels in excess of 10.5% of the Company's investment in the hotels.

Franchise Affiliation

Our 123 hotels owned at December 31, 2008 operate under the following national and independent brands:

Franchise Brand	Number of Hotels
Super 8 (1)	50
Comfort Inn/Comfort Suites (2)	24
Hampton Inn (3)	2
Holiday Inn Express (4)	3
Sleep Inn (2)	2
Days Inn (1)	10
Ramada Limited (1)	1
Guest House Inn/Guesthouse Inn and Suites (5)	2
Supertel Inn (6)	3
Savannah Suites (7)	7
Masters Inn (6)	16
Tara Inn (8)	1
Baymont Inn (1)	1
Key West Inns (9)	1

(1) Super 8 ®, Ramada Limited ®, Days Inn ®, and Baymont Inn ® are registered trademarks of Wyndham Worldwide.
(2) Comfort Inn ®, Comfort Suites ® and Sleep Inn ® are registered trademarks of Choice Hotels International, Inc.
(3) Hampton Inn ® is a registered trademark of Hilton Hotels Corporation.
(4) Holiday Inn Express ® is a registered trademark of Six Continents Hotels, Inc.
(5) Guesthouse ® is a registered trademark of Guesthouse International Franchise Systems, Inc.
(6) Supertel Inn® and Masters Inn® are registered trademarks of Supertel Hospitality, Inc.
(7) Savannah Suites® is a registered trademark of Guest House Inn Corp.
(8) Tara Inn & Suites is a registered trade name of Supertel Limited Partnership.
(9) Key West Inn ® is a registered trademark of Key West Inns.

Seasonality of Hotel Business

The hotel industry is seasonal in nature. Generally, occupancy rates, revenues and operating results for hotels operating in the geographic areas in which we operate are greater in the second and third quarters of the calendar year than in the first and fourth quarters, with the exception of our hotels located in Florida, which experience peak demand in the first and fourth quarters of the year.

Competition

The hotel industry is highly competitive. Each of our hotels is located in a developed area that includes other hotel properties. The number of competitive hotel properties in a particular area could have a material adverse effect on revenues, occupancy and the average daily room rate of the hotels or at hotel properties acquired or developed in the future. A number of our hotels have experienced increased competition in the form of newly constructed competing hotels in the local markets, and we expect the entry of new competition to continue in several additional markets over the next several years.

We may compete for investment opportunities with entities that have substantially greater financial resources than us. These entities generally may be able to accept more risk than we can prudently manage. Competition in general may reduce the number of suitable investment opportunities for us and increase the bargaining power of property owners seeking to sell. Further, we believe that competition from entities organized for purposes substantially similar to our objectives could increase significantly.

Employees

At December 31, 2008, we had 16 employees. At December 31, 2008 Royco Hotels, manager of 108 of our hotels, and HLC, manager of 15 of our hotels, had workforces of approximately 1,685 and 237 employees, respectively, which are dedicated to the operation of the hotels.

Item 1A. RISK FACTORS

Risks Related to Our Business

The current economy has negatively impacted the hotel industry.

The current difficulties in the credit markets, a softening economy and a growing apprehension among consumers have negatively impacted the hotel industry. The slowing economy has caused a softening in business travel, especially construction-related workers, a particularly strong guest group for many of our hotels. Accordingly, our financial results and growth could be harmed if the economic slowdown continues for a significant period or becomes worse.

The weakening economy may impact our current borrowings.

As discussed in "Liquidity and Capital Resources" below and Note 5 of our financial statements contained herein, during March 2009 we asked for and received waivers of certain covenants from lenders. If our plans to meet our liquidity requirements in the weakening economy are not successful, we may violate our future loan covenants. If we violate covenants in our indebtedness agreements, we could be required to repay all or a portion of our indebtedness before maturity at a time when we might be unable to arrange financing for such repayment on favorable terms, if at all.

The impact of the weakening economy on lenders may impact our future borrowings.

The weakening of the national economy increases the financial instability of some lenders. As a result, we expect lenders may tighten their lending standards, which could make it more difficult for us to obtain future revolving credit facilities on terms similar to the terms of our current revolving credit facilities or to obtain long-term financing on favorable terms or at all. Our financial condition and results of operations would be adversely affected if we were unable to obtain cost-effective financing.

We cannot assure you that we will qualify, or remain qualified, as a REIT.

We currently are taxed as a REIT, and we expect to qualify as a REIT for future taxable years, but we cannot assure you that we will remain qualified as a REIT. If we fail to remain qualified as a REIT, all of our earnings will be subject to federal income taxation, which will reduce the amount of cash available for distribution to our stockholders, and we will not be required to distribute our income to our stockholders.

Our returns depend on management of our hotels by third parties.

In order to qualify as a REIT, we cannot operate any hotel or participate in the decisions affecting the daily operations of any hotel. Under the REIT Modernization Act of 1999, REITs are permitted to lease their hotels to TRSs. However, a TRS, such as TRS Lessee, may not operate or manage the leased hotels and, therefore, must enter into management agreements with third-party eligible independent contractors to manage the hotels. Thus, an independent operator under a management agreement with TRS Lessee controls the daily operations of each of our hotels.

Under the terms of the management agreements between TRS Lessee and Royco Hotels and HLC, our ability to participate in operating decisions regarding the hotels is limited. We depend on Royco Hotels and HLC to adequately operate our hotels as provided in the management agreements. We do not have the authority to require any hotel to be operated in a particular manner or to govern any particular aspect of the daily operations of any hotel (for instance, setting room rates). Thus, even if we believe our hotels are being operated inefficiently or in a manner that does not result in satisfactory occupancy rates, revenue per available room and average daily rates, we may not be able to force Royco Hotels or HLC to change their methods of operation of our hotels. We can only seek redress if a management company violates the terms of the management agreement with TRS Lessee, and then only to the extent of the remedies provided for under the terms of the applicable management agreement. Additionally, in the event that we need to replace a management company, we may experience decreased occupancy and other significant disruptions at our hotels and in our operations generally.

Failure of the hotel industry to continue to improve or remain stable may adversely affect our ability to execute our business strategies, which, in turn, would adversely affect our ability to make distributions to our stockholders.

Our business strategy is focused in the hotel industry, and we cannot assure you that hotel industry fundamentals will continue to improve or remain stable. Economic slowdown and world events outside our control, such as terrorism, have adversely affected the hotel industry in the recent past and if these events reoccur, may adversely affect the industry in the future. In the event conditions in the hotel industry do not continue to improve or remain stable, our ability to execute our business strategies will be adversely affected, which, in turn, would adversely affect our ability to make distributions to our stockholders.

Arranging financing for acquisitions and dispositions of hotels is difficult in the current capital markets.

The capital markets are weakened as a consequence of the weakening economy. Although we will continue to carefully evaluate and discuss both buying and selling opportunities, debt and equity financing could be a challenge to obtain for acquisitions and dispositions of hotels.

We face competition for the acquisition of hotels and we may not be successful in identifying or completing hotel acquisitions that meet our criteria, which may impede our growth.

One component of our business strategy is expansion through acquisitions, and we may not be successful in identifying or completing acquisitions that are consistent with our strategy, particularly in the current economy. We compete with institutional pension funds, private equity investors, REITs, hotel companies and others who are engaged in the acquisition of hotels. This competition for hotel investments may increase the price we pay for hotels and these competitors may succeed in acquiring those hotels that we seek to acquire. Furthermore, our potential acquisition targets may find our competitors to be more attractive suitors because they may have greater marketing and financial resources, may be willing to pay more or may have a more compatible operating philosophy. In addition, the number of entities competing for suitable hotels may increase in the future, which would increase demand for these hotels and the prices we must pay to acquire them. If we pay higher prices for hotels, our returns on investment and profitability may be reduced. Also, future acquisitions of hotels or hotel companies may not yield the returns we expect and may result in stockholder dilution.

Our TRS lessee structure subjects us to the risk of increased operating expenses.

Our hotel management agreement requires us to bear the operating risks of our hotel properties. Our operating risks include not only changes in hotel revenues and changes in TRS Lessee's ability to pay the rent due under the leases, but also increased operating expenses, including, among other things:

- wage and benefit costs;
- repair and maintenance expenses;
- energy costs;

- property taxes;
- insurance costs; and
- other operating expenses.

Any decreases in hotel revenues or increases in operating expenses could have a materially adverse effect on our earnings and cash flow.

Our debt service obligations could adversely affect our operating results, may require us to liquidate our properties and limit our ability to make distributions to our stockholders.

We seek to maintain a total stabilized debt level of no more than 40% to 55% of our aggregate property investment at cost. We, however, may change or eliminate this target at any time without the approval of our stockholders. At January 31, 2009, our debt to property investment was approximately 51%. In the future, we and our subsidiaries may incur substantial additional debt, including secured debt. Incurring such debt could subject us to many risks, including the risks that:

- our cash flow from operations will be insufficient to make required payment of principal and interest;
- we may be more vulnerable to adverse economic and industry conditions;
- we may be required to dedicate a substantial portion of our cash flow from operations to the repayment of our debt, thereby reducing the cash available for distribution to our stockholders, funds available for operations and capital expenditures, future investment opportunities or other purposes;
- the terms of any refinancing may not be as favorable as the terms of the debt being refinanced; and
- the use of leverage could adversely affect our stock price and the ability to make distributions to our stockholders.

If we violate covenants in our indebtedness agreements, we could be required to repay all or a portion of our indebtedness before maturity at a time when we might be unable to arrange financing for such repayment on favorable terms, if at all.

Approximately $22.1 million of the Company's debt is scheduled to mature in 2009. If we do not have sufficient funds to repay our debt at maturity, we intend to refinance this debt through additional debt financing, private or public offerings of debt securities, or additional equity financings. If, at the time of any refinancing, prevailing interest rates or other factors result in higher interest rates on refinancings, increases in interest expense could adversely affect our cash flow, and, consequently, our cash available for distribution to our stockholders. If we are unable to refinance our debt on acceptable terms, we may be forced to dispose of our hotel properties on disadvantageous terms, potentially resulting in losses adversely affecting cash flow from operating activities. In addition, we may place mortgages on our hotel properties to secure our line of credit or other debt. To the extent we cannot meet these debt service obligations, we risk losing some or all of those properties to foreclosure. Additionally, our debt covenants could impair our planned strategies and, if violated, result in a default of our debt obligations.

Higher interest rates could increase debt service requirements on our floating rate debt and could reduce the amounts available for distribution to our stockholders, as well as reduce funds available for our operations, future investment opportunities or other purposes. We may obtain in the future one or more forms of interest rate protection—in the form of swap agreements, interest rate cap contracts or similar agreements—to "hedge" against the possible negative effects of interest rate fluctuations. However, we cannot assure you that any hedging will adequately mitigate the adverse effects of interest rate increases or that counterparties under these agreements will honor their obligations. In addition, we may be subject to risks of default by hedging counterparties. Adverse economic conditions could also cause the terms on which we borrow to be unfavorable.

Our ability to make distributions to our stockholders is subject to fluctuations in our financial performance, operating results and capital improvement requirements.

As a REIT, we generally are required to distribute annually at least 90% of our REIT taxable income, determined without regard to the dividends paid deduction, each year to our stockholders. In the event of future downturns in our operating results and financial performance or unanticipated capital improvements to our hotel properties, we may be unable to declare or pay distributions to our stockholders. The timing and amount of distributions are in the sole discretion of our Board of Directors, which will consider, among other factors, our actual results of operations, debt service requirements, capital expenditure requirements for our properties and our operating expenses. We may not generate sufficient cash in order to fund distributions to our stockholders, which may require us to sell assets or borrow money to satisfy the REIT distribution requirements. We reduced our quarterly common stock dividend from a previous rate of .1275 per share to .08 per share last paid on February 2, 2009. Our future dividends may be further reduced or suspended.

Among the factors which could adversely affect our results of operations and our distributions to stockholders are reduced net operating profits or operating loses, increased debt service requirements and capital expenditures at our hotel properties. Among the factors which could reduce our net operating profits are decreases in hotel property revenues and increases in hotel property operating expenses. Hotel property revenue can decrease for a number of reasons, including increased competition from a new supply of rooms and decreased demand for rooms. These factors can reduce both occupancy and room rates at our hotel properties.

We have restrictive debt covenants that could adversely affect our ability to run our business.

We file quarterly loan compliance certificates with certain of our lenders. Weakness in the economy, and the lodging industry at large, may result in our non-compliance with our loan covenants. Such non-compliance with our loan covenants may result in our lenders restricting the use of our operating funds for capital improvements to our existing hotels, including improvements required by our franchise agreements. We cannot assure you that our loan covenants will permit us to maintain our historic business strategy.

Our restrictive debt covenants may jeopardize our tax status as a REIT.

To maintain our REIT status, we generally must distribute at least 90% of our REIT taxable income to our stockholders annually. In addition, we are subject to a 4% non-deductible excise tax if the actual amount distributed to shareholders in a calendar year is less than a minimum amount specified under the federal income tax laws. In the event we do not comply with our debt service obligations, our lenders may limit our ability to make distributions to our shareholders, which could adversely affect our REIT status.

Our failure to have distributed the former Supertel's earnings and profits may compromise our tax status.

At the end of any taxable year, a REIT may not have any accumulated earnings and profits (described generally for federal income tax purposes as cumulative undistributed net income) from a non-REIT corporation. In October 1999, our company and the former Supertel Hospitality, Inc. merged. We were the surviving entity in the merger and in May 2005 we changed our name to Supertel Hospitality, Inc. Prior to the effective time of the merger between our company and the former Supertel, the former Supertel paid a dividend to its stockholders of record in the amount of its accumulated earnings and profits for federal income tax purposes. Accordingly, we should not have succeeded to any of the then current and accumulated earnings and profits of the former Supertel. However, the determination of accumulated earnings and profits for federal income tax purposes is extremely complex and the former Supertel's computations of its accumulated earnings and profits are not binding upon the IRS. Should the IRS successfully assert that the former Supertel's accumulated earnings and profits were greater than the amount distributed by the former Supertel, we may fail to qualify as a REIT.

Because we have elected to be subject to the "built-in gain" rules associated with our REIT election, our sale of assets acquired in our 1999 merger with the former Supertel will be taxable if sold within ten years of the merger.

We are subject to the "built-in gain" rules with respect to the assets acquired in the 1999 merger with the former Supertel. Under those rules, we will be subject to tax at the highest regular corporate rate on the built-in gain in the acquired assets (i.e., the excess of the fair market value of the assets at the time of the merger over their adjusted basis at the time of the merger) if we dispose of the assets in a taxable transaction within 10 years of the merger. This ten-year period expires October 2009. We recognized paid taxes of $286,000 on built-in gains recognized due to dispositions of five of those hotels in 2004.

Operating our hotels under franchise agreements could adversely affect distributions to our shareholders.

Ninety-six of our hotels operate under third party franchise agreements and we are subject to the risks of concentrating our hotel investments in several franchise brands. These risks include reductions in business following negative publicity related to any one of our particular brands. Risks associated with our brands could adversely affect our lease revenues and the amounts available for distribution to our shareholders.

The maintenance of the franchise licenses for our hotels is subject to our franchisors' operating standards and other terms and conditions. Our franchisors periodically inspect our hotels to ensure that we and TRS Lessee follow their standards. Failure to maintain these standards or other terms and conditions could result in a franchise license being canceled. As a condition of our continued holding of a franchise license, a franchisor could also possibly require us to make capital expenditures, even if we do not believe the capital improvements are necessary or desirable or will result in an acceptable return on our investment. Nonetheless, we may risk losing a franchise license if we do not make franchisor-required capital expenditures.

If a franchisor terminates the franchise license, we may try either to obtain a suitable replacement franchise or to operate the hotel without a franchise license. The loss of a franchise license could materially and adversely affect the operations or the underlying value of the hotel because of the loss of associated name recognition, marketing support and centralized reservation systems provided by the franchisor. Loss of a franchise license for several of our hotels could materially and adversely affect our revenues. This loss of revenues could, therefore, also adversely affect our cash available for distribution to shareholders.

Our inability to obtain financing could limit our growth.

We are required to distribute at least 90% of our REIT taxable income to our shareholders each year in order to continue to qualify as a REIT. Our debt service obligations and distribution requirements limit our ability to fund capital expenditures, acquisitions and hotel development through retained earnings. Our ability to grow through acquisitions or development of hotels will be limited if we cannot obtain debt or equity financing.

Neither our articles of incorporation nor our bylaws limit the amount of debt we can incur. Our Board of Directors can implement and modify a debt limitation policy without shareholder approval. We cannot assure you that we will be able to obtain additional equity financing or debt financing or that we will be able to obtain any financing on favorable terms.

We may not be able to complete development of new hotels on time or within budget.

We may develop hotel properties as suitable opportunities arise. New project development is subject to a number of risks that could cause increased costs or delays in our ability to generate revenue from any development hotel, reducing our cash available for distribution to shareholders. These risks include:

- construction delays or cost overruns that may increase project costs;

- competition for suitable development sites;

- receipt of zoning, land use, building, construction, occupancy and other required governmental permits and authorizations; and
- substantial development costs in connection with projects that are not completed.

We may not be able to complete the development of any projects we begin and, if completed, our development and construction activities may not be completed in a timely manner or within budget.

We may also rehabilitate hotels that we believe are underperforming. These rehabilitation projects will be subject to the same risks as development projects.

Hotels that we develop have no operating history and may not achieve levels of occupancy that result in levels of operating income that provide us with an attractive return on our investment.

The new hotels that we may develop will have no operating history. These hotels, both during the start-up period and after they have stabilized, may not achieve anticipated levels of occupancy, average daily room rates, or gross operating margins, and could result in operating losses and reduce the amount of distributions to our shareholders.

Joint venture investments could be adversely affected by our lack of sole decision-making authority, our reliance on a co-venturer's financial condition and disputes between us and our co-venturers.

We may co-invest in the future with third parties through partnerships, joint ventures or other entities, acquiring non-controlling interests in or sharing responsibility for managing the affairs of a property, partnership, joint venture or other entity. In such event, we would not be in a position to exercise sole decision-making authority regarding the property, partnership, joint venture or other entity. Investments in partnerships, joint ventures, or other entities may, under certain circumstances, involve risks not present were a third party not involved, including the possibility that partners or co-venturers might become bankrupt or fail to fund their share of required capital contributions. Investments in joint ventures may require that we provide the joint venture entity with the right of first offer or right of first refusal to acquire any new property we consider acquiring directly. Partners or co-venturers may have economic or other business interests or goals which are inconsistent with our business interests or goals, and may be in a position to take actions contrary to our policies or objectives. Such investments may also have the potential risk of impasses on decisions, such as a sale, because neither we nor the partner or co-venturer would have full control over the partnership or joint venture. Disputes between us and partners or co-venturers may result in litigation or arbitration that would increase our expenses and prevent our officers and/or directors from focusing their time and effort on our business. Consequently, actions by, or disputes with, partners or co-venturers might result in subjecting properties owned by the partnership or joint venture to additional risk. We may also, in certain circumstances, be liable for the actions of our third-party partners or co-venturers. For example, we may be required to guarantee indebtedness incurred by a partnership, joint venture or other entity for the purchase or renovation of a hotel property. Such a guarantee may be on a joint and several basis with our partner or co-venturer in which case we may be liable in the event such party defaults on its guaranty obligation.

Our business could be disrupted if we need to find a new manager upon termination of an existing management agreement.

If Royco Hotels or HLC fails to materially comply with the terms of the management agreement, we have the right to terminate the management agreement. Upon termination, we would have to find another manager to manage the property. We cannot operate the hotels directly due to federal income tax restrictions. We cannot assure you that we would be able to find another manager or that, if another manager were found, we would be able to enter into a new management agreement favorable to us. Our franchisors may require us to make substantial capital improvements to the hotels prior to their approval, if required, of a new manager. There would be disruption during any change of hotel management that could adversely affect our operating results and reduce our distributions to our shareholders.

We may not be able to sell hotels on favorable terms.

We sold twenty-three hotels between 2001 and 2004. We did not sell any hotels from 2005 through 2007. We sold two hotels in 2008. We intend to sell additional hotels in 2009. We may not be able to sell such hotels on favorable terms, and such hotels may be sold at a loss. As with acquisitions, we face competition for buyers of our hotel properties. Other sellers of hotels may have the financial resources to dispose of their hotels on unfavorable terms that we would be unable to accept. If we cannot find buyers for any properties that are designated for sale, we will not be able to implement our disposition strategy. In the event that we cannot fully execute our disposition strategy or realize the benefits therefrom, we will not be able to fully execute our growth strategy.

Geographic concentration of our hotels will make our business vulnerable to economic downturns in the Midwestern and Eastern United States.

Most of our hotels are located in the Midwestern and Eastern United States. Economic conditions in the Midwestern and Eastern United States will significantly affect our revenues and the value of our hotels. Business layoffs or downsizing, industry slowdowns, changing demographics and other similar factors may adversely affect the economic climate in these areas. Any resulting oversupply or reduced demand for hotels in the Midwestern and Eastern United States and our markets in particular would therefore have a disproportionate negative impact on our revenues and limit our ability to make distributions to stockholders.

Unanticipated expenses and insufficient demand for hotels we acquire in new geographic markets could adversely affect our profitability and our ability to make distributions to our stockholders.

As part of our business plan, we may develop or acquire hotels in geographic areas in which our management may have little or no operating experience and in which potential customers may not be familiar with our franchise brands. As a result, we may have to incur costs relating to the opening, operation and promotion of those new hotel properties that are substantially greater than those incurred in other areas. These hotels may attract fewer customers than our existing hotels, while at the same time, we may incur substantial additional costs with these new hotel properties. Unanticipated expenses and insufficient demand at a new hotel property, therefore, could adversely affect our profitability and our ability to make distributions to our stockholders.

An economic recession and industry downturn could adversely affect our results of operations.

If room supply outpaces demand, our operating margins may deteriorate and we may be unable to execute our business plan. In addition, if this trend continues, we may be unable to continue to meet our debt service obligations or to obtain necessary additional financing.

Our borrowing costs are sensitive to fluctuations in interest rates.

Higher interest rates could increase debt service requirements on our floating rate debt including any borrowings under our credit facilities. Any borrowings under our credit facilities having floating interest rates may increase due to market conditions. Adverse economic conditions could also cause the terms on which we borrow to be unfavorable. We could be required to liquidate one or more of our hotel investments at times which may not permit us to receive an attractive return on our investments in order to meet our debt service obligations.

Future acquisitions may not yield the returns expected, may result in disruptions to our business, may strain management resources, may not be efficiently integrated into operations, and may result in stockholder dilution.

Our business strategy may not ultimately be successful and may not provide positive returns on our investments. Acquisitions may cause disruptions in our operations and divert management's attention away from day-to-day operations. If the integration of our acquisitions into our management companies' operations is not accomplished as efficiently as planned, we will not achieve the expected operating results from the acquisitions.

The issuance of equity securities in connection with any acquisition could be substantially dilutive to our stockholders.

We depend on key personnel.

We depend on the efforts and expertise of our chief executive officer and chief financial officer to drive our day-to-day operations and strategic business direction. The loss of any of their services could have an adverse effect on our operations. Our ability to replace key individuals may be difficult because of the limited number of individuals with the breadth of skills and experience needed to excel in the hotel industry. There can be no assurance that we would be able to hire, train, retain or motivate such individuals.

Risks Related to the Hotel Industry

Our ability to make distributions to our shareholders may be affected by factors in the hotel industry that are beyond our control.

Operating Risks

Our hotels are subject to various operating risks found throughout the hotel industry. Many of these risks are beyond our control. These include, among other things, the following:

- competitors with substantially greater marketing and financial resources than us;
- over-building in our markets, which adversely affects occupancy and revenues at our hotels;
- dependence on business and commercial travelers and tourism;
- terrorist incidents which may deter travel;
- increases in hotel operating costs, energy costs, airline fares and other expenses, which may affect travel patterns and reduce the number of business and commercial travelers and tourists; and
- adverse effects of general, regional and local economic conditions.

These factors could adversely affect the amount of rent we receive from leasing our hotels and reduce the net operating profits of TRS Lessee, which in turn could adversely affect our ability to make distributions to our shareholders. Decreases in room revenues of our hotels will result in reduced operating profits for TRS Lessee and decreased lease revenues to our company under our current percentage leases with TRS Lessee.

Competition and Financing for Acquisitions

We compete for investment opportunities with entities that have substantially greater financial resources than we do. These entities generally may be able to accept more risk than we can manage wisely. This competition may generally limit the number of suitable investment opportunities offered to us. This competition may also increase the bargaining power of property owners seeking to sell to us, making it more difficult for us to acquire new properties on attractive terms. Additionally, current economic conditions present difficult challenges to obtaining financing for acquisitions.

Seasonality of Hotel Business

The hotel industry is seasonal in nature. Generally, occupancy rates, hotel revenues, and operating results are greater in the second and third quarters than in the first and fourth quarters, with the exception of our hotels located in Florida. This seasonality can be expected to cause quarterly fluctuations in our lease revenues. Our quarterly earnings may be adversely affected by factors outside our control, including bad weather conditions and poor economic factors. As a result, we may have to enter into short-term borrowings in our first and fourth quarters in order to offset these fluctuations in revenues.

Investment Concentration in Particular Segments of Single Industry

Our entire business is hotel-related. Our investment strategy is to acquire interests in midscale without food and beverage and economy, including economy extended-stay, hotel properties. Therefore, a downturn in the hotel industry in general and the economy and midscale without food and beverage segments in particular will have a material adverse effect on our lease revenues and amounts available for distribution to our shareholders.

Capital Expenditures

Our hotels have an ongoing need for renovations and other capital improvements, including replacements, from time to time, of furniture, fixtures and equipment. The franchisors of our hotels also require periodic capital improvements as a condition of keeping the franchise licenses. The costs of all of these capital improvements could adversely affect our financial condition and reduce the amounts available for distribution to our shareholders. These renovations may give rise to the following risks:

- possible environmental problems;
- construction cost overruns and delays;
- a possible shortage of available cash to fund renovations and the related possibility that financing for these renovations may not be available to us on affordable terms; and
- uncertainties as to market demand or a loss of market demand after renovations have begun.

For the twelve months ended December 31, 2008, we spent approximately $11.2 million for capital improvements to our hotels.

Recent economic trends, the military action in Afghanistan and Iraq and prospects for future terrorist acts and military action have adversely affected the hotel industry generally, and similar future events could adversely affect the industry in the future.

Terrorist attacks and the after-effects (including the prospects for more terror attacks in the United States and abroad), combined with economic trends and the U.S. led military action in Afghanistan and Iraq, substantially reduced business and leisure travel and lodging industry RevPAR generally. We cannot predict the extent to which these factors will directly or indirectly impact your investment in our common stock, the lodging industry or our operating results in the future. Declining RevPAR at our hotels would reduce our net income and restrict our ability to fund capital improvements at our hotels and our ability to make distributions to stockholders necessary to maintain our status as a REIT. Additional terrorist attacks, acts of war or similar events could have further material adverse effects on the markets on which shares of our stock will trade, the lodging industry in general and our operations in particular.

Uninsured and underinsured losses could adversely affect our operating results and our ability to make distributions to our stockholders.

We intend to maintain comprehensive insurance on each of our hotel properties, including liability, fire and extended coverage, of the type and amount we believe are customarily obtained for or by hotel owners. There are no assurances that current coverage will continue to be available at reasonable rates. Various types of catastrophic losses, like earthquakes and floods, losses from foreign or domestic terrorist activities, may not be insurable or may not be economically insurable. Initially, we do not expect to obtain terrorism insurance on our hotel properties because it is costly. Lenders may require such insurance and our failure to obtain such insurance could constitute a default under loan agreements. Depending on our access to capital, liquidity and the value of the properties securing the affected loan in relation to the balance of the loan, a default could reduce our net income and limit our ability to obtain future financing.

In the event of a substantial loss, our insurance coverage may not be sufficient to cover the full current market value or replacement cost of our lost investment. Should an uninsured loss or a loss in excess of insured limits occur, we could lose all or a portion of the capital we have invested in a hotel, as well as the anticipated future revenue from the hotel. In that event, we might nevertheless remain obligated for any mortgage debt or other financial obligations related to the property. Inflation, changes in building codes and ordinances, environmental considerations and other factors might also keep us from using insurance proceeds to replace or renovate a hotel after it has been damaged or destroyed. Under those circumstances, the insurance proceeds we receive might be inadequate to restore our economic position on the damaged or destroyed property.

The hotel business is capital intensive, and our inability to obtain financing could limit our growth.

Our hotel properties will require periodic capital expenditures and renovation to remain competitive. Acquisitions or development of additional hotel properties will require significant capital expenditures. See our risk factors above concerning the impact of the weakening economy on capital markets, the hotel industry and borrowing. The lenders under some of the mortgage debt that we will assume will require us to set aside varying amounts each year for capital improvements at our hotels. We may not be able to fund capital improvements or acquisitions solely from cash provided from our operating activities because we must distribute at least 90% of our REIT taxable income, excluding net capital gains, each year to maintain our REIT tax status. Consequently, we rely upon the availability of debt or equity capital to fund hotel acquisitions and improvements. As a result, our ability to fund capital expenditures, acquisitions or hotel development through retained earnings is very limited. Our ability to grow through acquisitions or development of hotels will be limited if we cannot obtain satisfactory debt or equity financing which will depend on market conditions. Neither our charter nor our bylaws limits the amount of debt that we can incur. However, we cannot assure you that we will be able to obtain additional equity or debt financing or that we will be able to obtain such financing on favorable terms.

Noncompliance with governmental regulations could adversely affect our operating results.

Environmental Matters

Our hotel properties are subject to various federal, state and local environmental laws. Under these laws, courts and government agencies have the authority to require the owner of a contaminated property to clean up the property, even if the owner did not know of or was not responsible for the contamination. These laws also apply to persons who owned a property at the time it became contaminated. In addition to the costs of cleanup, contamination can affect the value of a property and, therefore, an owner's ability to borrow funds using the property as collateral.

Under these environmental laws, courts and government agencies also have the authority to require that a person who sent waste to a waste disposal facility, like a landfill or an incinerator, pay for the clean-up of that facility if it becomes contaminated and threatens human health or the environment. Furthermore, court decisions have established that third parties may recover damages for injury caused by property contamination. For instance, a person exposed to asbestos while staying in a hotel may seek to recover damages if he suffers injury from the asbestos. Lastly, some of these environmental laws restrict the use of a property or place conditions on various activities at a property. One example is laws that require a business using chemicals to manage them carefully and to notify local officials that the chemicals are being used.

Our company could be responsible for the costs discussed above if it found itself in one or more of these situations. The costs to clean up a contaminated property, to defend against a claim, or to comply with environmental laws could be material and could affect the funds available for distribution to our shareholders. To determine whether any costs of this nature might be required, we commissioned Phase I environmental site assessments, or "ESAs" before we acquired our hotels, and in 2002, commissioned new ESAs for 32 of our hotels in conjunction with a refinancing of the debt obligations of those hotels. These studies typically included a review of historical information and a site visit, but not soil or groundwater testing. We obtained the ESAs to help us identify whether we might be responsible for cleanup costs or other costs in connection with our hotels. The ESAs on our hotels did not reveal any environmental conditions that are likely to have a material adverse effect on our business, assets, results of operations or liquidity. However, ESAs do not always identify all potential problems or environmental liabilities. Consequently, we may have material environmental liabilities of which we are unaware.

Americans with Disabilities Act and Other Changes in Governmental Rules and Regulations

Under the Americans with Disabilities Act of 1990, or ADA, all public accommodations must meet various federal requirements related to access and use by disabled persons. Compliance with the ADA's requirements could require removal of access barriers and non-compliance could result in the U.S. government imposing fines or in private litigants obtaining damages. If we were required to make substantial modifications to our hotels, whether to comply with the ADA or other changes in governmental rules and regulations, our ability to make distributions to our shareholders and meet our other obligations could be adversely affected.

General Risks Related to the Real Estate Industry

Illiquidity of real estate investments could significantly impede our ability to respond to adverse changes in the performance of our properties and harm our financial condition.

Because real estate investments are relatively illiquid, our ability to promptly sell one or more hotel properties or investments in our portfolio in response to changing economic, financial and investment conditions may be limited. In addition, our management agreements with Royco Hotels and HLC require us to pay a termination fee upon the sale of a certain number of hotels, which will limit our ability to sell hotel properties. The real estate market is affected by many factors that are beyond our control, including:

- adverse changes in international, national, regional and local economic and market conditions;
- changes in interest rates and in the availability, cost and terms of debt financing;
- changes in governmental laws and regulations, fiscal policies and zoning ordinances and the related costs of compliance with laws and regulations, fiscal policies and ordinances;
- the ongoing need for capital improvements, particularly in older structures;
- changes in operating expenses; and
- civil unrest, acts of God, including earthquakes, floods and other natural disaster and acts of war or terrorism, including the consequences of terrorist acts such as those that occurred on September 11, 2001, which may result in uninsured losses.

We may decide to sell our hotel properties in the future. We cannot predict whether we will be able to sell any hotel property or investment for the price or on the terms set by us, or whether any price or other terms offered by a prospective purchaser would be acceptable to us. We also cannot predict the length of time needed to find a willing purchaser and to close the sale of a hotel property or loan.

We may be required to expend funds to correct defects or to make improvements before hotel property can be sold. We cannot assure you that we will have funds available to correct those defects or to make those improvements. In acquiring a hotel property, we may agree to lock-out provisions that materially restrict us from selling that hotel property for a period of time or impose other restrictions, such as limitation on the amount of debt that can be placed or repaid on that hotel property. These facts and any others that would impede our ability to respond to adverse changes in the performance of our hotel properties could have a material adverse effect on our operating results and financial condition, as well as our ability to make distributions to stockholders.

Our hotels may contain or develop harmful mold, which could lead to liability for adverse health effects and costs of remediating the problem.

When excessive moisture accumulates in buildings or on building materials, mold growth may occur, particularly if the moisture problem remains undiscovered or is not addressed over a period of time. Some molds may produce airborne toxins or irritants. Concern about indoor exposure to mold has been increasing, as exposure to mold may cause a variety of adverse health effects and symptoms, including allergic or other reactions. As a result, the presence of significant mold at any of our properties could require us to undertake a costly remediation program to contain or remove the mold from the affected property, which would reduce our cash available for distribution and we could face legal claims from guests. In addition, the presence of significant mold could expose us to liability from our guests, employees or our management companies and others if property damage or health concerns arise.

Risks Related to our Organization and Structure

Our failure to qualify as a REIT under the federal tax laws would result in adverse tax consequences.

The federal income tax laws governing REITs are complex.

We currently operate as a REIT under the federal income tax laws. The REIT qualification requirements are extremely complex, however, and interpretations of the federal income tax laws governing qualification as a REIT are limited. Accordingly, we cannot be certain that we would be successful in operating so that we can qualify as a REIT. At any time, new laws, interpretations, or court decisions may change the federal tax laws or the federal income tax consequences of our qualification as a REIT. We have not applied for or obtained rulings from the Internal Revenue Service that we will qualify as a REIT.

Failure to qualify as a REIT would subject us to federal income tax.

If we fail to qualify as a REIT in any taxable year, we will be subject to federal income tax on our taxable income. We might need to borrow money or sell assets in order to pay any such tax. If we cease to be a REIT, we no longer would be required to distribute most of our taxable income to our stockholders. Unless we were entitled to relief under certain federal income tax laws, we could not re-elect REIT status during the four calendar years after the year in which we failed to qualify as a REIT.

Failure to make required distributions would subject us to tax.

In order to qualify as a REIT, we generally are required to distribute at least 90% of our REIT taxable income, determined without regard to the dividends paid deduction, each year to our stockholders. To the extent that we satisfy this distribution requirement, but distribute less than 100% of our taxable income, we will be subject to federal income tax on our undistributed taxable income. In addition, we will be subject to a 4% non-deductible excise tax if the actual amount that we pay out to our stockholders in a calendar year is less than a minimum amount specified under federal tax laws. As a result, for example, of differences between cash flow and the accrual of income and expenses for tax purposes, or of nondeductible expenditures, our REIT taxable income in any given year could exceed our cash available for distribution. In addition, to the extent we may retain earnings of TRS Lessee in those subsidiaries, such amount of cash would not be available for distribution to our stockholders to satisfy the 90% distribution requirement. Accordingly, we may be required to borrow money or sell assets to make distributions sufficient to enable us to pay out enough of our taxable income to satisfy the distribution requirement and to avoid federal corporate income tax and the 4% non-deductible excise tax in a particular year.

The formation of TRS Lessee increases our overall tax liability.

TRS Lessee is subject to federal and state income tax on its taxable income, which in the case of TRS Lessee currently consists and generally will continue to consist of revenues from the hotel properties leased by TRS Lessee, net of the operating expenses for such properties and rent payments to us. Accordingly, although our ownership of TRS Lessee allows us to participate in the operating income from our hotel properties in addition to receiving rent, that operating income is fully subject to income tax. Such taxes could be substantial. The after-tax net income of TRS Lessee is available for distribution to us.

We incur a 100% excise tax on transactions with TRS Lessee that are not conducted on an arm's-length basis. For example, to the extent that the rent paid by TRS Lessee exceeds an arm's-length rental amount, such amount potentially is subject to the excise tax. We intend that all transactions between us and TRS Lessee will continue to be conducted on an arm's-length basis and, therefore, that the rent paid by TRS Lessee to us will not be subject to the excise tax.

Complying with REIT requirements may cause us to forego attractive opportunities that could otherwise generate strong risk-adjusted returns and instead pursue less attractive opportunities, or none at all.

To continue to qualify as a REIT for federal income tax purposes, we must continually satisfy tests concerning, among other things, the sources of our income, the nature and diversification of our assets, the amounts we distribute to our stockholders and the ownership of our stock. Thus, compliance with the REIT requirements may hinder our ability to operate solely on the basis of generating strong risk-adjusted returns on invested capital for our stockholders.

Complying with REIT requirements may force us to liquidate otherwise attractive investments, which could result in an overall loss on our investments.

To continue to qualify as a REIT, we must also ensure that at the end of each calendar quarter at least 75% of the value of our assets consists of cash, cash items, government securities and qualified REIT real estate assets. The remainder of our investment in securities (other than government securities and qualified real estate assets) generally cannot include more than 10% of the outstanding voting securities of any one issuer or more than 10% of the total value of the outstanding securities of any one issuer. In addition, in general, no more than 5% of the value of our assets (other than government securities and qualified real estate assets) can consist of the securities of any one issuer, and no more than 20% of the value of our total securities can be represented by securities of one or more TRSs. If we fail to comply with these requirements at the end of any calendar quarter, we must correct such failure within 30 days after the end of the calendar quarter to avoid losing our REIT status and suffering adverse tax consequences. If we fail to comply with these requirements at the end of any calendar quarter, we may be able to preserve our REIT status by benefiting from certain statutory relief provisions. Except with respect to a de minimis failure of the 5% asset test or the 10% vote or value test, we can maintain our REIT status only if the failure was due to reasonable cause and not to willful neglect. In that case, we will be required to dispose of the assets causing the failure within six months after the last day of the quarter in which we identified the failure, and we will be required to pay an additional tax of the greater of $50,000 or the product of the highest applicable tax rate (currently 35%) multiplied by the net income generated on those assets. As a result, we may be required to liquidate otherwise attractive investments.

Taxation of dividend income could make our common stock less attractive to investors and reduce the market price of our common stock.

At any time, the federal income tax laws governing REITs or the administrative interpretations of those laws may be amended. Any of those new laws or interpretations may take effect retroactively and could adversely affect us or you as a stockholder. Legislation enacted in 2003 and 2006 generally reduced the maximum rate of tax applicable to individuals, trusts and estates on dividend income from regular C corporations to 15.0% through 2010. This reduced substantially the so-called "double taxation" (that is, taxation at both the corporate and stockholder levels) that has generally applied to corporations that are not taxed as REITs. Generally, dividends from REITs do not qualify for the dividend tax reduction because, as a result of the dividends paid deduction to which REITs are entitled, REITs generally do not pay corporate level tax on income that they distribute to stockholders. As a result of that legislation, individual, trust, and estate investors could view stocks of non-REIT corporations as more attractive relative to shares of REITs than was the case previously because the dividends paid by non-REIT corporations are subject to lower tax rates for such investors.

Provisions of our charter may limit the ability of a third party to acquire control of our company.

In order to maintain our REIT qualification, no more than 50% in value of our outstanding capital stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the federal income tax laws to include various kinds of entities) during the last half of any taxable year. Our articles of incorporation contain the ownership limitation, which prohibits both direct and indirect ownership of more than 9.9% of the outstanding shares of our common stock or 9.9% of any series of our preferred stock by any person, subject to several exceptions. Generally, any shares of our capital stock owned by affiliated owners will be added together for purposes of the ownership limitation.

These ownership limitations may prevent an acquisition of control of our company by a third party without our board of directors' approval, even if our stockholders believe the change of control is in their best interests. Our charter authorizes our board of directors to issue shares of common stock and shares of preferred stock, and to set the preferences, rights and other terms of the preferred stock. Furthermore, our board of directors may, without any action by the stockholders, amend our charter from time to time to increase or decrease the aggregate number of shares of stock of any class or series of preferred stock that we have authority to issue. Issuances of additional shares of stock may have the effect of delaying, deferring or preventing a transaction or a change in control of our company that might involve a premium to the market price of our common stock or otherwise be in our stockholders' best interests.

Our ownership limitation may prevent you from engaging in certain transfers of our capital stock.

If anyone transfers shares in a way that would violate the ownership limitation described above or prevent us from continuing to qualify as a REIT under the federal income tax laws, we will consider the transfer to be null and void from the outset, and the intended transferee of those shares will be deemed never to have owned the shares. Those shares instead will be transferred to a trust for the benefit of a charitable beneficiary and will be either redeemed by our company or sold to a person whose ownership of the shares will not violate the ownership limitation. Anyone who acquires shares in violation of the ownership limitation or the other restrictions on transfer in our articles of incorporation bears the risk that he will suffer a financial loss when the shares are redeemed or sold if the market price of our stock falls between the date of purchase and the date of redemption or sale.

We may be subject to the 100% prohibited transaction tax on the gain recognized on the hotels we sold between 2001 and 2004.

A REIT will incur a 100% tax on the net income derived from any sale or other disposition of property that the REIT holds primarily for sale to customers in the ordinary course of a trade or business. We undertook a specific disposition program beginning in 2001 that included the sale of 23 hotels through December 31, 2004. We held the disposed hotels for an average period of eight years and did not acquire the hotels for purposes of resale. Accordingly, we do not believe any of those hotels were held primarily for sale in the ordinary course of our trade or business. However, if the Internal Revenue Service would successfully assert that we held such hotels primarily for sale in the ordinary course of our business, the gain from such sales could be subject to a 100% prohibited transaction tax.

The ability of our board of directors to change our major corporate policies may not be in your interest.

Our board of directors determines our major corporate policies, including our acquisition, financing, growth, operations and distribution policies. Our board may amend or revise these and other policies from time to time without the vote or consent of our stockholders.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

Our Company headquarters is located in Norfolk, Nebraska in an office building owned by us. The following table sets forth certain information with respect to the hotels owned by us as of December 31, 2008:

Hotel Brand	Rooms	Hotel Brand	Rooms	Hotel Brand	Rooms
Super 8		**Super 8 - Continued**		**Hampton Inn**	
Aksarben-Omaha, NE	73	West Dodge - Omaha, NE	101	Cleveland, TN	59
Anamosa, IA	35	West Plains, MO	49	Shelby, NC	76
Antigo, WI	52	Wichita -- (Park City), KS	59	**Holiday Inn Express**	
Batesville, AR	49	Wichita, KS	119	Danville, KY	63
Billings, MT	106	**Baymont Inn**		Gettysburg, PA	51
Boise, ID	108	Brooks, KY	65	Harlan, KY	62
Burlington, IA	62	**Comfort Inn /Comfort Suites**		**Key West Inns**	
Charles City, IA	43	Alexandria, VA	150	Key Largo, FL	40
Clarinda, IA	40	Beacon Marina-Solomons, MD	60	**Masters Inn**	
Clinton, IA	62	Chambersburg, PA	63	Augusta, GA	120
Columbus, GA	74	Culpeper, VA	49	Cave City, KY	97
Columbus, NE	63	Dahlgren, VA	59	Charleston, SC	150
Cornhusker-Lincoln, NE	133	Dover, DE	64	Columbia, SC (I26)	112
Creston, IA	121	Dublin, VA	99	Columbia, SC (Knox Abbott)	109
El Dorado, KS	49	Ellsworth, ME	63	Doraville, GA	89
Fayetteville, AR	83	Erlanger, KY	145	Garden City, GA	128
Ft. Madison, IA	40	Farmville, VA	51	Marietta, GA	86
Green Bay, WI	83	Fayetteville, NC	120	Mt. Pleasant, SC	120
Hays, KS	76	Fort Wayne, IN	127	Orlando, FL (Int'l Drive)	120
Iowa City, IA	84	Glasgow, KY	60	Orlando, FL (Kissimmee)	187
Jefferson City, MO	77	Lafayette, IN	62	Orlando, FL (Main Gate)	116
Keokuk, IA	61	Louisville, KY	69	Seffner, FL (East Tampa)	120
Kingdom City, MO	60	Marion, IN	62	Tampa, FL (Fairgrounds)	127
Kirksville, MO	61	Minocqua, WI	51	Tucker, GA	105
Lenexa, KS	101	Morgantown, WV	80	Tuscaloosa, AL	151
Manhattan, KS	85	New Castle, PA	79	**Ramada Limited**	
Menomonie, WI	81	Princeton, WV	51	Ellenton, FL	73
Moberly, MO	60	Rocky Mount, VA	61	**Savannah Suites**	
Mt. Pleasant, IA	55	Sheboygan, WI	59	Augusta, GA	172
Muscatine, IA	63	South Bend, IN	135	Chamblee, GA	120
Neosho, MO	58	Warsaw, IN	71	Greenville, SC	170
Norfolk, NE	64	**Days Inn**		Jonesboro, GA	172
O'Neill, NE	72	Alexandria, VA	200	Pine Street - Atlanta, GA	164
Omaha, NE	116	Ashland, KY	63	Savannah, GA	160
Parsons, KS	48	Bossier City, LA	176	Stone Mountain, GA	140
Pella, IA	40	Farmville, VA	59	**Sleep Inn**	
Pittsburg, KS	64	Fredericksburg, VA (North)	120	Louisville, KY	63
Portage, WI	61	Fredericksburg, VA (South)	156	Omaha, NE	90
Sedalia, MO	87	Glasgow, KY	59	**Supertel Inn**	
Shawano, WI	55	Shreveport, LA	148	Creston, IA	41
Storm Lake, IA	59	Sioux Falls, SD (Airport)	86	Jane, MO	45
Terre Haute, IN	117	Sioux Falls, SD (Empire)	79	Neosho, MO	47
Tomah, WI	65	**Guest House Inn**		**Tara Inn & Suites**	
Watertown, SD	57	Ellenton, FL	63	Jonesboro, GA	127
Wayne, NE	40	Jackson, TN	114		
West "O" – Lincoln, NE	81			**Total**	**10,702**

Additional property information is found in Item 8 Schedule III of this Annual Report on Form 10-K.

Item 3. Legal Proceedings

We are not a party to, nor are any of our properties subject to, any material legal proceedings. We are, from time to time, engaged in routine litigation incidental to the business.

Item 4. Submission of Matters to a Vote of Security Holders

None.

Executive Officers of the Company as of March 5, 2009

The following are executive officers of the Company as of March 5, 2009:

Paul J. Schulte, *Chairman of the Board, Director, President and Chief Executive Officer.* Mr. Schulte, age 74, became President and Chief Executive Officer effective August 15, 2004. Mr. Schulte joined the Company's Board in October 1999, upon acquisition by the Company of the former Supertel Hospitality, Inc. Prior to the acquisition, he was a founder and had been Chairman of the Board, Director, President and Chief Executive Officer of the former Supertel, which was involved in acquiring, developing, owning, managing and operating limited service hotels.

Donavon A. Heimes, *Chief Financial Officer and Secretary.* Mr. Heimes joined the Company as Chief Financial Officer August 15, 2004. Mr. Heimes, age 64, previously served as a Managing Director of Corporate Finance Associates, a Colorado based merger/acquisition and financial consulting firm since 1997. Mr. Heimes also has had 10 years of accounting and auditing experience with KPMG and over 17 years experience serving as Chief Financial Officer, President and Chief Operating Officer of a privately held company involved in construction, construction materials, heavy equipment manufacturing and real estate development. Mr. Heimes is a CPA, and is a graduate of The University of Nebraska at Omaha and received his MBA from Creighton University.

David L. Walter, *Senior Vice President and Treasurer.* Mr. Walter joined the Company as Controller, September 1, 2004. Mr. Walter, age 61, previously served as a Vice President and Controller of Emprise Financial Corporation since March 1998. The position was managing the accounting department for the holding company and four bank charters. Mr. Walter also served the prior 26 years in Banking as Vice President, Treasurer and Controller, in functions of lending, appraising and accounting. Mr. Walter is a graduate of Newman University, Wichita, Kansas, with a Bachelor of Science in Business.

Steven C. Gilbert, *Senior Vice President CAP-EX.* Mr. Gilbert joined the Company as Senior Vice President of CAP-EX in July 2001. Mr. Gilbert, age 60, had previously served as Senior Vice President of CAP-EX for Humphrey Hospitality Management, Inc. (1999-2001) and for old Supertel Hospitality, Inc. (1991-1999). Mr. Gilbert worked in various sales, purchasing and construction management positions prior to joining old Supertel Hospitality, Inc. in 1991.

Corrine L. Scarpello, *Senior Vice President and Chief Accounting Officer.* Ms. Scarpello joined the Company in November 2005 having worked for a year as a consultant for the Company and its management company. Ms. Scarpello, age 54, previously worked for Mutual of Omaha for 17 years, serving as the Vice President of Accounting and Administration for a subsidiary and as Vice President in their mergers and acquisitions department. Ms. Scarpello also has accounting and auditing experience with PricewaterhouseCoopers (formerly Coopers and Lybrand) and is a CPA. Ms. Scarpello is a graduate of the University of Nebraska at Omaha.

PART II

Item 5. Market for the Registrant's Common Equity / Related Shareholder Matters and Issuer Purchases of Equity Securities.

(a) Market Information

The common stock trades on the Nasdaq Global Market under the symbol "SPPR." The closing sales price for the common stock on February 25, 2009 was $1.43 per share. The table below sets forth the dividends declared per share and high and low sales prices per share reported on the Nasdaq Global Market for the periods indicated.

	Supertel Hospitality, Inc. Common Stock		
	High	**Low**	**Dividend**
2007			
First Quarter	$ 8.04	$ 6.64	$ 0.1125
Second Quarter	$ 8.50	$ 7.27	$ 0.1150
Third Quarter	$ 8.51	$ 6.87	$ 0.1250
Fourth Quarter	$ 7.76	$ 5.01	$ 0.1275
2008			
First Quarter	$ 6.78	$ 5.26	$ 0.1275
Second Quarter	$ 5.78	$ 4.83	$ 0.1275
Third Quarter	$ 4.95	$ 3.90	$ 0.1275
Fourth Quarter	$ 4.05	$ 0.92	$ 0.0800

(b) Holders

As of February 23, 2009, the approximate number of holders of record of the common stock was 137 and the approximate number of beneficial owners was 4,455.

(c) Dividends

Dividends paid were $0.51 during the year ended December 31, 2008 of which $0.206 represented ordinary income, $0.093 represented capital gain distribution and $0.211 represented a nondividend distribution to shareholders. The 2007 fourth quarter dividend of $0.1275 was paid in February 2008, and was reported as a component of 2008 dividend payments for income tax purposes. The 2008 fourth quarter dividend of $0.08 was paid in February 2009, and will be reported as a component of 2009 dividend payments for income tax purposes. The actual amount of future dividends will be determined by the board of directors based on the actual results of operations, economic conditions, capital expenditure requirements and other factors that the board of directors deems relevant.

PERFORMANCE GRAPH

The following graph compares the yearly percentage change in the cumulative total shareholder return on our common stock for the period December 31, 2003 through December 31, 2008, with the cumulative total return on the SNL securities Hotel REIT Index ("Hotel REITs Index") and the NASDAQ Composite ("NASDAQ—Total US Index") for the same period. The Hotel REITs Index is comprised of publicly traded REITs that focus on investments in hotel properties. The NASDAQ Composite is comprised of all United States common shares traded on the NASDAQ Stock Market (previously titled NASDAQ—Total US). The comparison assumes a starting investment of $100 on December 31, 2003 in our common stock and in each of the indices shown, and assumes that all dividends are reinvested. The performance graph is not necessarily indicative of future investment performance.

Supertel Hospitality, Inc.



Total Return Performance
Supertel Hospitality, Inc.
NASDAQ Composite
SNL REIT Hotel
Index Value
220
200
180
160
140
120
100
80
60
40
12/31/03
12/31/04
12/31/05
12/31/06
12/31/07
12/31/08

	Period Ending					
Index	**12/31/03**	**12/31/04**	**12/31/05**	**12/31/06**	**12/31/07**	**12/31/08**
Supertel Hospitality, Inc.	100.00	88.55	113.05	178.42	168.97	53.02
NASDAQ Composite	100.00	108.59	110.08	120.56	132.39	78.72
SNL REIT Hotel	100.00	132.65	145.65	187.33	145.80	58.32

Source : SNL Financial LC, Charlottesville, VA

Item 6. Selected Financial Data

The following table sets forth our selected financial information. The selected operating data and balance sheet data have been extracted from our consolidated financial statements for each of the periods presented and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and notes thereto included elsewhere in this Annual Report on Form 10-K.

(In thousands, except per share data)	As of and for the Years Ended December 31,				
	2008	2007	2006	2005	2004
Operating data (1):					
Room rentals and					
other hotel services (2)	$ 121,927	$ 108,156	$ 73,680	$ 57,384	$ 54,524
Net earnings from continuing operations	1,809	3,762	3,370	2,500	1,081
Discontinued operations	4,847	316	351	278	896
Net earnings	6,656	4,078	3,721	2,778	1,977
Preferred stock dividends	(1,160)	(948)	(1,215)	(6)	-
Net earnings available to common shareholders	5,496	3,130	2,506	2,772	1,977
Adjusted EBITDA (3)	35,784	29,230	20,883	15,795	13,991
FFO (4)	14,897	15,358	11,189	9,637	7,732
Weighted average number of shares outstanding:					
basic	20,840	20,197	12,261	12,062	12,054
diluted for EPS calculation	20,840	20,217	12,272	12,062	12,054
diluted for FFO per share calculation	22,346	22,343	14,960	12,062	12,054
Net earnings per common share from continuing operations - basic	$ 0.03	$ 0.14	$ 0.18	$ 0.21	$ 0.09
Net earnings per common share from discontinued operations - basic	0.23	0.01	0.02	0.02	0.07
Net earnings per common share basic	0.26	0.15	0.20	0.23	0.16
Net earnings per common share diluted	0.26	0.15	0.20	0.23	0.16
FFO per share - basic	0.71	0.76	0.91	0.80	0.64
FFO per share - diluted	0.70	0.73	0.83	0.80	0.64
Total assets	321,477	311,025	202,148	156,956	118,923
Total long-term debt	202,806	196,840	94,878	92,008	71,418
Net cash flow:					
Provided by operating activities	20,605	16,640	13,558	10,215	9,123
Used by investing activities	(22,558)	(104,153)	(49,633)	(32,355)	(197)
Provided (used) by financing activities	1,499	83,243	40,348	22,986	(8,912)
Dividends per share (5)	0.4625	0.48	0.405	0.26	0.20
Reconciliation of Weighted average number of shares for EPS diluted to FFO diluted:					
EPS diluted shares	20,840	20,217	12,272	12,062	12,054
Common stock issuable upon exercise or conversion of:					
Warrants	-	8	-	-	-
Series A Preferred Stock (6)	1,506	2,118	2,688	-	-
FFO diluted shares	22,346	22,343	14,960	12,062	12,054

(In thousands, except per share data)	As of and for the Years Ended December 31,				
	2008	2007	2006	2005	2004
RECONCILIATION OF NET EARNINGS TO ADJUSTED EBITDA					
Net earnings available to common shareholders	$ 5,496	$ 3,130	$ 2,506	$ 2,772	$ 1,977
Interest, including disc ops	13,848	12,908	8,255	5,959	5,583
Income tax benefit, including disc ops	(305)	(304)	(107)	(31)	(275)
Depreciation and amortization, including disc ops	14,982	12,211	8,680	6,863	6,488
EBITDA	34,021	27,945	19,334	15,563	13,773
Minority interest, including disc ops	603	337	334	226	218
Preferred stock dividend	1,160	948	1,215	6	-
Adjusted EBITDA	$ 35,784	$ 29,230	$ 20,883	$ 15,795	$ 13,991

	2008	2007	2006	2005	2004
RECONCILIATION OF NET EARNINGS TO FFO					
Net earnings available to common shareholders	$ 5,496	$ 3,130	$ 2,506	$ 2,772	$ 1,977
Depreciation and amortization, including disc ops	14,982	12,211	8,680	6,863	6,488
Net (gain) loss on disposition of assets	(5,581)	17	3	2	(733)
FFO (4)	$ 14,897	$ 15,358	$ 11,189	$ 9,637	$ 7,732

(1) Revenues for all periods exclude revenues from hotels sold or classified as held for sale, which are classified in discontinued operations in the statements of operations.

(2) Hotel revenues include room and other revenues from the operations of the hotels.

(3) Adjusted EBITDA is a financial measure that is not calculated in accordance with accounting principles generally accepted in the United States of America ("GAAP"). We calculate Adjusted EBITDA by adding back to net earnings (loss) available to common shareholders certain non-operating expenses and non-cash charges which are based on historical cost accounting and we believe may be of limited significance in evaluating current performance. We believe these adjustments can help eliminate the accounting effects of depreciation and amortization and financing decisions and facilitate comparisons of core operating profitability between periods, even though Adjusted EBITDA also does not represent an amount that accrues directly to common shareholders. In calculating Adjusted EBITDA, we also add back preferred stock dividends and minority interests, which are cash charges.

Adjusted EBITDA doesn't represent cash generated from operating activities determined by GAAP and should not be considered as an alternative to net income, cash flow from operations or any other operating performance measure prescribed by GAAP. Adjusted EBITDA is not a measure of our liquidity, nor is Adjusted EBITDA indicative of funds available to fund our cash needs, including our ability to make cash distributions. Neither does the measurement reflect cash expenditures for long-term assets and other items that have been and will be incurred. Adjusted EBITDA may include funds that may not be available for management's discretionary use due to functional requirements to conserve funds for capital expenditures, property acquisitions, and other commitments and uncertainties. To compensate for this, management considers the impact of these excluded items to the extent they are material to operating decisions or the evaluation of our operating performance. Adjusted EBITDA, as presented, may not be comparable to similarly titled measures of other companies.

(4) FFO is a non-GAAP financial measure. We consider FFO to be a market accepted measure of an equity REIT's operating performance, which is necessary, along with net earnings (loss), for an understanding of our operating results. FFO, as defined under the National Association of Real Estate Investment Trusts

(NAREIT) standards, consists of net income computed in accordance with GAAP, excluding gains (or losses) from sales of real estate assets, plus depreciation and amortization of real estate assets. We believe our method of calculating FFO complies with the NAREIT definition. FFO does not represent amounts available for management's discretionary use because of needed capital replacement or expansion, debt service obligations, or other commitments and uncertainties. FFO should not be considered as an alternative to net income (loss) (computed in accordance with GAAP) as an indicator of our liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to pay dividends or make distributions. All REITs do not calculate FFO in the same manner; therefore, our calculation may not be the same as the calculation of FFO for similar REITs.

We use FFO as a performance measure to facilitate a periodic evaluation of our operating results relative to those of our peers, who, like us, are typically members of NAREIT. We consider FFO a useful additional measure of performance for an equity REIT because it facilitates an understanding of the operating performance of our properties without giving effect to real estate depreciation and amortization, which assume that the value of real estate assets diminishes predictably over time. Since real estate values have historically risen or fallen with market conditions, we believe that FFO provides a meaningful indication of our performance.

(5) Represents dividends declared by us. Components of the dividends paid for the year ended December 31, 2008 were ($0.206) ordinary income, ($0.093) capital gain distribution and ($0.211) nondividend distribution to shareholders. The 2007 fourth quarter dividend ($0.1275) was paid in February 2008, and was reported as a component of 2008 dividend payments for income tax purposes. The 2008 fourth quarter dividend ($0.08) was paid in February 2009, and will be reported as a component of 2009 dividend payments for income tax purposes.

(6) The conversion rights of the Series A preferred stock were cancelled as of February 20, 2009.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Forward-Looking Statements

Certain information both included and incorporated by reference in this management's discussion and analysis and other sections of this Form 10-K may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as such may involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. These forward-looking statements are based on assumptions that management has made in light of experience in the business in which we operate, as well as management's perceptions of historical trends, current conditions, expected future developments and other factors believed to be appropriate under the circumstances. These statements are not guarantees of performance or results. They involve risks, uncertainties (some of which are beyond our control) and assumptions. Management believes that these forward-looking statements are based on reasonable assumptions.

Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations are generally identifiable by use of the words "may," "will," "should," "expect," "anticipate," "estimate," "believe," "intend" or "project" or the negative thereof or other variations thereon or comparable terminology. Factors which could have a material adverse effect on our operations and future prospects include, but are not limited to, changes in: economic conditions generally and the real estate market specifically, legislative/regulatory changes (including changes to laws governing the taxation of real estate investment trusts), availability of capital, risks associated with debt financing, interest rates, competition, supply and demand for hotel rooms in our current and proposed market areas, policies and guidelines applicable to real estate investment trusts and other risks and uncertainties described herein, and in our filings with the SEC from time to time. These risks and uncertainties should be considered in evaluating any forward-looking statements contained or incorporated by reference herein. We caution readers not to place undue reliance on any forward-looking statements included in this report which speak only as of the date of this report.

Overview

We are a self-administered REIT, and through our subsidiaries, we owned 123 limited service hotels in 24 states at December 31, 2008. Our hotels operate under several national franchise and independent brands.

Our significant events for 2008 include:

- purchase of 10 additional hotels;
- offering of 332,500 shares of 10% Series B Cumulative Preferred Stock completed in June 2008 with net proceeds of $7.7 million;
- sale of two hotels in December 2008; and
- agreement executed in December 2008 for a $46 million, three-year credit facility with Great Western Bank, which replaced a facility for $34 million.

Recent Events

The Series A preferred stock, (NASDAQ SPPRP) conversion rights were cancelled as of February 20, 2009.

We conduct our business through a traditional umbrella partnership REIT, or UPREIT, in which our hotel properties are owned by our operating partnerships, Supertel Limited Partnership and E&P Financing Limited Partnership, limited partnerships, limited liability companies or other subsidiaries of our operating partnerships. We currently own, indirectly, an approximate 94% general partnership interest in Supertel Limited Partnership and a 100% partnership interest in E&P Financing Limited Partnership.

The discussion that follows is based primarily on our consolidated financial statements as of December 31, 2008 and 2007, and for the years ended December 31, 2008, 2007 and 2006, and should be read along with the consolidated financial statements and related notes.

RevPAR, ADR and Occupancy

The following table presents our revenue per available room ("RevPAR"), average daily rate ("ADR") and occupancy by region for 2008 and 2007, respectively. The comparisons of same store operations are for 86 hotels.

	2008				2007			
Same Store Region	Room Count	RevPAR	Occupancy	ADR	Room Count	RevPAR	Occupancy	ADR
West North Central	2,841	$ 31.19	65.0%	$ 47.99	2,841	$ 30.51	64.2%	$ 47.49
East North Central	881	43.76	64.9%	67.48	881	44.97	65.5%	68.64
Middle Atlantic/New England	193	46.93	63.9%	73.44	193	47.13	64.8%	72.74
South Atlantic	2,103	27.89	62.2%	44.85	2,103	30.83	66.3%	46.49
East South Central	443	34.60	56.6%	61.15	443	34.83	57.6%	60.42
West South Central	132	29.04	60.0%	48.41	132	28.52	58.7%	48.63
Total Same Store Hotels	6,593	$ 32.47	63.4%	$ 51.23	6,593	$ 33.28	64.5%	$ 51.57
Acquisitions Region	Room Count	RevPAR	Occupancy	ADR	Room Count	RevPAR	Occupancy	ADR
Mountain	214	$ 38.02	73.2%	$ 51.97	214	$ 39.70	79.5%	$ 49.96
West North Central	165	31.90	58.9%	54.17	-	-	-	-
East North Central	200	33.40	67.2%	49.73	117	33.02	80.5%	41.01
Middle Atlantic/New England	63	37.77	49.9%	75.63	63	39.71	61.6%	64.42
South Atlantic	2,516	24.20	54.6%	44.28	2,516	26.02	57.1%	45.61
East South Central	627	26.92	53.2%	50.61	151	25.63	68.6%	37.35
West South Central	324	27.44	59.6%	46.04	324	26.75	66.7%	40.10
Total Acquired Hotels	4,109	$ 26.55	56.5%	$ 47.02	3,385	$ 27.96	61.7%	$ 45.34
Total Hotel Portfolio	10,702	$ 30.19	60.7%	$ 49.72	9,978	$ 31.85	63.8%	$ 49.96

States included in the Regions	
Mountain	Idaho and Montana
West North Central	Iowa, Kansas, Missouri, Nebraska and South Dakota
East North Central	Indiana and Wisconsin
Middle Atlantic/New England	Maine and Pennsylvania
South Atlantic	Delaware, Florida, Georgia, Maryland, North Carolina, South Carolina, Virginia and West Virginia
East South Central	Alabama, Kentucky and Tennessee
West South Central	Arkansas and Louisiana

Same Store reflects 86 hotels owned as of January 1, 2007 for the twelve months ended December 31, 2008 and 2007. Hotel acquisitions which were excluded from same store calculations for the twelve months ended December 31, 2008 and 2007 were the 27 hotels acquired during 2007 and the 10 hotels acquired during 2008. The excluded properties were not owned by the Company throughout each of the periods presented and therefore are excluded from the same store calculations.

Room count for 2007 may vary slightly from that previously reported, due to rooms taken out of service for other uses.

Our RevPAR, ADR and Occupancy, by franchise affiliation for 2008 and 2007 were as follows:

	2008				2007			
Same Store	Room				Room			
Brand	Count	RevPAR	Occupancy	ADR	Count	RevPAR	Occupancy	ADR
Limited Service								
Midscale w/o F&B *								
Comfort Inn/ Comfort Suites	1,548	$ 43.05	61.2%	$ 70.36	1,548	$ 46.18	64.0%	$ 72.15
Hampton Inn	135	50.78	66.8%	76.04	135	52.54	68.8%	76.34
Holiday Inn Express	176	47.21	64.5%	73.23	176	47.09	67.3%	69.97
Other Midscale (1)	163	44.40	66.2%	67.11	163	47.54	69.3%	68.64
Total Midscale w/o F&B *	2,022	$ 44.04	62.2%	$ 70.75	2,022	$ 46.80	65.0%	$ 71.95
Economy								
Days Inn	59	$ 37.11	56.8%	$ 65.29	59	$ 36.50	60.0%	$ 60.82
Super 8	3,064	31.05	65.7%	47.29	3,064	30.30	64.7%	46.84
Other Economy (2)	350	27.85	46.3%	60.08	350	29.45	47.5%	61.95
Total Economy	3,473	$ 30.83	63.5%	$ 48.51	3,473	$ 30.31	62.8%	$ 48.24
Total Same Store Midscale/Economy	5,495	$ 35.69	63.1%	$ 56.59	5,495	$ 36.37	63.7%	$ 57.14
Extended Stay (4)	1,098	$ 16.31	64.9%	$ 25.13	1,098	$ 17.78	68.9%	$ 25.79
Total Same-Store Hotels	6,593	$ 32.47	63.4%	$ 51.23	6,593	$ 33.28	64.5%	$ 51.57
Acquisitions	Room				Room			
Brand	Count	RevPAR	Occupancy	ADR	Count	RevPAR	Occupancy	ADR
Limited Service								
Midscale w/o F&B *								
Comfort Inn/ Comfort Suites	342	$ 44.12	55.3%	$ 79.79	213	$ 45.97	59.3%	$ 77.58
Other Midscale (1)	128	26.61	49.5%	53.78	-	-	-	-
Total Midscale w/o F&B *	470	$ 39.33	53.7%	$ 73.24	213	$ 45.97	59.3%	$ 77.58
Economy								
Days Inn	1,087	$ 29.02	55.9%	$ 51.89	800	$ 27.59	55.7%	$ 49.53
Masters Inn (3)	1,937	20.51	54.1%	37.92	1,840	22.92	59.3%	38.63
Super 8	488	35.76	70.1%	51.01	405	37.75	79.2%	47.64
Total Economy	3,512	$ 25.26	56.9%	$ 44.40	3,045	$ 26.96	62.0%	$ 43.47
Total Midscale/Economy	3,982	$ 26.92	56.5%	$ 47.64	3,258	$ 28.38	61.8%	$ 45.92
Extended Stay (4)	127	$ 15.01	55.7%	$ 26.97	127	$ 17.30	57.9%	$ 29.87
Total Acquisitions	4,109	$ 26.55	56.5%	$ 47.02	3,385	$ 27.96	61.7%	$ 45.34
Total Hotel Portfolio	10,702	$ 30.19	60.7%	$ 49.72	9,978	$ 31.85	63.8%	$ 49.96

(1) Includes Ramada Limited, Baymont Inn & Suites and Sleep Inn brands
(2) Includes Guesthouse Inns, Key West Inns, and non franchised independent hotels
(3) Masters Inn Hotels were acquired May 16, 2007
(4) Includes Savannah Suites and Tara Inn & Suites
* "w/o F & B" indicates without food and beverage

Same store reflects 86 hotels owned as of January 1, 2007 for the twelve months ended December 31, 2008 and 2007. Hotel acquisitions which were excluded from same store calculations for the twelve months ended December 31, 2008 and 2007 were 27 hotels acquired in 2007 and 10 hotels acquired in 2008. The excluded properties were not owned by the Company throughout each of the periods presented and therefore are excluded from the same store calculations.

Room count for 2007 may vary slightly from that previously reported, due to rooms taken out of service for other uses.

Results of Operations

Comparison of the year ended December 31, 2008 to the year ended December 31, 2007

Operating results are summarized as follows for the years ended December 31 (table in thousands):

	2008			2007			Continuing Operations Variance
	Continuing Operations	Discontinued Operations	Total	Continuing Operations	Discontinued Operations	Total	
Revenues	$ 121,927	$ 3,058	$ 124,985	$ 108,156	$ 3,475	$ 111,631	$ 13,771
Hotel and property operations expenses	(88,815)	(2,150)	(90,965)	(76,302)	(2,395)	(78,697)	(12,513)
Interest expense	(13,541)	(307)	(13,848)	(12,575)	(333)	(12,908)	(966)
Depreciation and amortization expense	(14,645)	(337)	(14,982)	(11,825)	(386)	(12,211)	(2,820)
General and administrative expenses	(3,696)	-	(3,696)	(3,864)	-	(3,864)	168
Impairment losses	(250)	-	(250)	-	-	-	(250)
Net gains (losses) on dispositions of assets	(2)	5,583	5,581	(15)	(2)	(17)	13
Other income	129	-	129	177	-	177	(48)
Minority interest	(164)	(439)	(603)	(311)	(26)	(337)	147
Income tax benefit (expense)	866	(561)	305	321	(17)	304	545
	$ 1,809	$ 4,847	$ 6,656	$ 3,762	$ 316	$ 4,078	$ (1,953)

Revenues and Operating Expenses

Earnings from continuing operations for the twelve months ended December 31, 2008 were $1.8 million, compared to earnings from continuing operations of $3.8 million for 2007. After recognition of discontinued operations and dividends for preferred stock shareholders, the net earnings available to common shareholders were $5.5 million or $0.26 per diluted share, for the year ended December 31, 2008, compared to $3.1 million or $0.15 per diluted share for 2007.

During 2008 revenues from continuing operations increased $13.8 million, or 12.7 percent, of which $15.7 million was due to the increased number of properties related to acquisitions and $(1.9) million was due to a revenue decrease from the same-store portfolio.

We refer to our entire portfolio as limited service hotels which we further describe as midscale without food and beverage hotels, economy hotels and extended stay hotels. The Company's 52 same-store economy hotels posted a 1.7 percent improvement in RevPAR to $30.83 in 2008 with a 1.1 percent increase in occupancy to 63.5 percent with a moderate increase in ADR from $48.24 to $48.51. The Company's 27 same-store midscale without food and beverage hotels experienced a 1.7 percent decline in ADR. Coupled with a 4.3 percent decrease in occupancy, the resulting RevPAR was down 5.9 percent to $44.04. The Company's extended stay hotels are economy hotels with significantly lower ADR and RevPAR than other limited service hotels. ADR for the seven same-store extended stay hotels was down 2.6 percent from the prior year to $25.13. Occupancy fell 5.8 percent, and RevPAR decreased 8.3 percent to $16.31. The total same-store portfolio of 86 hotels for the year ended 2008, compared with the prior year, had a 0.7 percent decline in ADR with a coinciding 1.7 percent drop in occupancy, which resulted in a 2.4 percent decrease in RevPAR.

Hotel and property operations expenses from continuing operations for the year ended 2008 increased $12.5 million or 16.4 percent, of which $13.2 million was related to new hotel acquisitions, and $(0.7) million was from the same-store portfolio.

Interest Expense, Depreciation and Amortization Expense and General and Administration Expense

Interest expense from continuing operations increased by $1.0 million, due primarily to new debt incurred for hotel acquisitions. The depreciation and amortization expense from continuing operations increased $2.8 million for 2008 over 2007, which is hotel acquisition related. The general and administration expense from continuing operations for 2008 decreased $0.2 million or 4.3 percent compared to 2007. The primary driver for this decrease is a reduction in professional consulting fees resulting from less acquisition activity in 2008.

Impairment Charges

For 2008, we recorded an impairment charge of $250,000 on two hotels. In 2007, no impairment charges were recorded.

Dispositions

In 2008, we recognized net gains on the disposition of assets of approximately $5.6 million, due to the sale of two hotels.

Income Tax Benefit

The income tax benefit from continuing operations is related to the taxable loss from our taxable REIT subsidiary, the TRS Lessee. Management believes the federal and state income tax rate for the TRS Lessee will be approximately 39%. The tax benefit is a result of TRS Lessee's losses for the years ended December 31, 2008 and 2007. The income tax benefit will vary based on the taxable earnings or loss of the TRS Lessee, a C corporation.

The income tax benefit from continuing operations increased by approximately $545,000 during 2008 compared to the year ago period, due to an increased loss from continuing operations by the TRS Lessee in 2008 compared to the year ago period.

Comparison of the year ended December 31, 2007 to the year ended December 31, 2006

Operating results are summarized as follows for the years ended December 31 (table in thousands):

	2007			2006			Continuing Operations Variance
	Continuing Operations	Discontinued Operations	Total	Continuing Operations	Discontinued Operations	Total	
Revenues	$ 108,156	$ 3,475	$ 111,631	$ 73,680	$ 3,454	$ 77,134	$ 34,476
Hotel and property operations expenses	(76,302)	(2,395)	(78,697)	(51,279)	(2,312)	(53,591)	(25,023)
Interest expense	(12,575)	(333)	(12,908)	(7,932)	(323)	(8,255)	(4,643)
Depreciation and amortization expense	(11,825)	(386)	(12,211)	(8,285)	(395)	(8,680)	(3,540)
General and administrative expenses	(3,864)	-	(3,864)	(2,842)	-	(2,842)	(1,022)
Net (losses) on dispositions of assets	(15)	(2)	(17)	(3)	-	(3)	(12)
Other income	177	-	177	185	-	185	(8)
Minority interest	(311)	(26)	(337)	(302)	(32)	(334)	(9)
Income tax benefit (expense)	321	(17)	304	148	(41)	107	173
	$ 3,762	$ 316	$ 4,078	$ 3,370	$ 351	$ 3,721	$ 392

Revenues and Operating Expenses

Earnings from continuing operations for the twelve months ended December 31, 2007 reflected $3.8 million, compared to net earnings of $3.4 million for 2006. After recognition of discontinued operations and dividends for preferred stock shareholders, the net earnings available to common shareholders reflected $3.1 million or $0.15 per diluted share, for the year ended December 31, 2007, compared to $2.5 million or $0.20 per diluted share for 2006.

During 2007 revenues from continuing operations increased $34.5 million, or 46.8 percent, of which $32.6 million was due to the increased number of properties related to acquisitions and $1.9 million was due to a revenue increase from the same-store portfolio.

The Company's 48 same-store economy hotels posted a moderate 5.6 percent improvement in RevPAR to $30.11 in 2007 with a 4.7 percent increase in occupancy to 62.8 percent with a moderate increase in ADR from $47.52 to $47.92. The Company's 26 same-store midscale without food and beverage hotels were essentially flat, with a 3.7 percent increase in ADR offset by a 3.4 percent decrease in occupancy resulting in a RevPAR of $48.13, compared to $47.99 in 2006. The Company did not own extended stay hotels for each of the two periods and therefore comparisons are not available. The total same-store portfolio of 74 hotels for the year ended 2007, compared with the prior year, had a 1.4 percent increase in ADR and and a 1.6 percent increase in occupancy, which resulted in a 3.0 percent increase in RevPAR.

Hotel and property operations expenses from continuing operations for the year ended 2007 increased $25 million or 48.8 percent, of which $22.7 million was related to new hotel acquisitions, and $2.3 million was from the same-store portfolio.

Interest Expense, Depreciation and Amortization Expense and General and Administration Expense

Interest expense from continuing operations increased by $4.6 million, due primarily to increased debt used for hotel acquisitions. The depreciation and amortization expense from continuing operations increased $3.5 million for 2007 over 2006. This is primarily related to hotel acquisitions as well as asset additions for the same store portfolio outpacing the amount of assets exceeding their useful life. The general and administration expense from continuing operations for 2007 increased $1.0 million or 36.0 percent compared to 2006, this is primarily related to increases in salaries and professional fees.

Income Tax Benefit

The income tax benefit from continuing operations is related to the taxable loss from our taxable REIT subsidiary, the TRS Lessee. Management believes the federal and state income tax rate for the TRS Lessee will be approximately 40%. The tax benefit is a result of TRS Lessee's losses for the year ended December 31, 2007 and 2006. The income tax benefit will vary based on the taxable earnings of the TRS Lessee, a C corporation.

The income tax benefit from continuing operations increased by approximately $173,000 during 2007 compared to the year ago period, due to an increased loss from continuing operations by the TRS Lessee in 2007 compared to the year ago period.

Liquidity and Capital Resources

Our income and ability to meet our debt service obligations, and make distributions to our shareholders, depends upon the operations of the hotels being conducted in a manner that maintains or increases revenue, or reduces expenses, to generate sufficient hotel operating income for TRS Lessee to pay the hotels' operating expenses, including management fees and rents to us. We depend on rent payments from TRS Lessee to pay our operating expenses and debt service and to make distributions to shareholders.

We expect to meet our short-term liquidity requirements generally through borrowings on our revolving credit facility with Great Western Bank and net cash provided by operations. We believe that our available borrowing capacity and net cash provided by operations will be adequate to fund both operating requirements and the payment of dividends in accordance with REIT requirements.

We expect to meet our long-term liquidity requirements, such as scheduled debt maturities, through long-term secured and unsecured borrowings and the issuance of additional securities.

The Company's operating performance, as well as its liquidity position, has been and continues to be negatively affected by recent economic conditions, many of which are beyond our control. The Company does not believe it is likely that these adverse economic conditions, and their effect on the hospitality industry, will improve significantly in the near term.

The Company is required to meet various financial covenants required by its existing lenders. In addition, approximately $22.1 million of the Company's debt is scheduled to mature in 2009. If the Company's future financial performance fails to meet these financial covenants, or the Company is unable to repay or refinance its debt as it becomes due, then its lenders have the ability to take control of its encumbered hotel assets. If this were to happen, the Company's ability to conduct business could be severely impacted as there can be no assurance that the adequacy and timeliness of cash flow would be available to the meet the Company's liquidity requirements.

The Company's management has prepared several contingency plans for its liquidity requirements which include ongoing operations at reduced revenue levels from that of 2008 coupled with the sale of several of its hotels in 2009. The Company sold two hotels in the fourth quarter of 2008, the proceeds of which were used to reduce debt. We believe the two transactions demonstrated that there is a market for our type of hotels. We have received numerous inquiries regarding some of our other hotels and we anticipate additional sales will occur when it makes economic sense to do so or conditions so dictate. The Company has an unused term loan facility for up to $10 million that is available from Great Western Bank (subject to the $3.2 million loan being repaid) until May 10, 2009 to refinance other indebtedness secured by hotels. The Company intends to utilize this facility and refinance existing debt prior to its maturity in 2009. The Company reduced its quarterly common stock dividend from a previous rate of .1275 per share to .08 per share last paid on February 2, 2009. The declaration of common stock dividends is made by the Board of Directors on a quarterly basis and future dividends may be further reduced or suspended. The Company intends to continue to meet its dividend requirements to retain its REIT status. The Company believes it has the ability to repay its indebtedness when due from operations, sales of hotels and refinancings while at the same time continue to be a substantial owner of limited service and economy hotels. If the economic environment does not improve in 2009, the Company's plans and actions may not be sufficient and could lead to possibly failing financial debt covenant requirements.

Financing

At December 31, 2008, we had long-term debt of $202.8 million consisting of notes and mortgages payable, with a weighted average term to maturity of 6.1 years and a weighted average interest rate of 5.97%. Aggregate annual principal payments for the next five years and thereafter are as follows (in thousands):

2009	$	26,849
2010		5,340
2011		19,192
2012		50,380
2013		4,956
Thereafter		96,089
	$	202,806

Of the maturities in 2009, approximately $4.7 million consist of principal amortization on mortgage loans, which we expect to fund through cash flows from operations and the sale of hotels. The remaining maturities as of December 31, 2008 consist of:

- a $9.5 million balance on the revolving credit facility with Wells Fargo Bank;
- a $2.0 million note payable to Great Western Bank;
- a balloon payment of $1.4 million payable to Susquehanna Bank; and
- a balloon payment of $9.2 million payable to First National Bank of Omaha ("FNBO"). The balance will be $8.5 million at maturity.

The loans with Wells Fargo Bank, Susquehanna Bank, and FNBO are expected to be refinanced using our existing lines of credit or other financing or sale of hotels. On February 4, 2009, the $2.0 million Great Western Bank note was amended to increase the principal to $3.2 million, and extend the maturity to May 3, 2009. This note is expected to be paid off with proceeds from the sale of hotels together with funds from operations, or refinanced using our existing lines of credit.

We are required to comply with certain financial covenants for some of our lenders. As of December 31, 2008, we either were in compliance with the financial covenants or obtained waivers for non-compliance (as discussed below). As a result, we believe that we are not in default of any of our loans.

Our credit facilities with Great Western Bank require that we not pay dividends in excess of 75% of our funds from operations (FFO) per year. Our dividends paid in 2008 were 75.72% of our FFO. We received a waiver for non-compliance with this covenant.

Our revolving credit facility with Wells Fargo Bank and mortgage loan with FNBO require us to maintain a consolidated loan to value ratio that does not exceed 60%, which is tested quarterly. As of December 31, 2008, we had a consolidated loan to value ratio equal to 60.37%. We received from Wells Fargo a waiver for non-compliance with this covenant. In connection with the waiver, the revolving credit facility was amended on March 16, 2009 to: require maintenance of a loan to value ratio that does not exceed 65% through the term of the loan on September 28, 2009; convert the revolving credit facility to a term loan; require that the Days Inn hotel located in Bossier City, Louisiana be added to the collateral portfolio; and increase the interest rate 1.75% (subject to a 5.0% floor rate). We also received from FNBO a waiver for non-compliance with this covenant and modification of the covenant to 65% through the term of the loan on November 1, 2009. FNBO also agreed that the loan to value ratio will be determined using a capitalization rate of 10% for valuing the hotels.

Effective May 1, 2008, the Company converted the variable interest rate on $64.6 million of the long-term debt to an average annual fixed rate equal to 5.9% for the remaining term of 8.8 years. The debt consists of four mortgage loans payable to General Electric Capital Corporation. Our mortgage loans with General Electric Capital Corporation require us to maintain a fixed charge coverage ratio (FCCR) with respect to the collateral portfolio of hotels secured by the loans that equals or exceeds 1.3:1 before dividends and 1.0:1 after dividends, which is tested annually. As of December 31, 2008, our FCCRs were 1.14:1 and 0.87:1, respectively. We received a waiver for non-compliance with these covenants to the extent breached. In connection with the waiver, the loans were amended on March 16, 2009 to: require maintenance of a before divided FCCR covenant of 1.1:1 and after dividend FCCR covenant of 0.8:1, as of December 31, 2008; eliminate the FCCR covenant in 2009; and require maintenance of a before dividend FCCR (based on a rolling twelve month period) of 1.0:1 in the first and second quarters of 2010, 1.1:1 in the third and fourth quarters of 2010, 1.2:1 in the first and second quarters of 2011 and 1.3:1 each quarter thereafter for the term of the loans and after dividend FCCR (based on a rolling twelve month period) of 1.0:1 in each quarter of 2010 and each quarter thereafter for the term of the loans. The amendment also requires us to maintain minimum adjusted EBITDA levels with respect to the collateral portfolio of hotels secured by the loans of $6.25 million in the first and second quarters of 2009, $6.5 million in the third quarter of 2009 and $7.0 million in the fourth quarter of 2009 and a consolidated debt service coverage ratio (based on a rolling twelve month period) that equals or exceeds 1.4:1 in each quarter of 2009 and 1.5:1 each quarter thereafter for the term of the loans. In addition, the amendment provides for Supertel Hospitality, Inc. and Supertel Hospitality REIT Trust to guarantee the loans and the interest rate of the loans to be increased by 1.0%. If the before dividend FCCR covenant equals or exceeds 1.3:1 for two consecutive quarters the 1% increase in the interest rate of the loans will be eliminated.

If we fail to pay our indebtedness when due, fail to comply with covenants or otherwise default on our loans, unless waived, we could incur higher interest rates during the period of such loan defaults, be required to immediately pay our indebtedness and ultimately lose our hotels through lender foreclosure if we are unable to obtain alternative sources of financing with acceptable terms. Our Great Western Bank credit facility contains a cross-default provision which would allow Great Western Bank to declare a default and accelerate our indebtedness to them if we default on certain other loans, and such default would permit that lender to accelerate its indebtedness. We are not in default of any of our loans.

We sold 332,500 shares of our 10% Series B Cumulative Preferred Stock at an offering price of $25.00 per share in a public offering in June 2008.

On December 3, 2008, we executed an Amended and Restated Loan Agreement with Great Western Bank (the "Lender") to amend various terms of the Loan Agreement dated January 13, 2005 by and between the Company and Great Western Bank, as amended. The aggregate principal amount of loans available to the Company under the agreement is $46 million, consisting of a $20 million revolving credit facility, a $14 million term loan facility, a $10 million term loan facility and a $2 million short-term line of credit (since increased to $3.2 million). The $10 million term loan facility is not currently outstanding, but is available to the Company on or before May 10, 2009 to refinance other indebtedness secured by hotels. The loans available to the Company through the revolving credit facility and term loan facilities may not exceed the lesser of (a) an amount equal to 65% of the total appraised value of a collateral portfolio of 23 hotels and (b) an amount that would result in a debt service coverage ratio (as more fully described in the Agreement) of less than 1.5 to 1.

The revolving credit facility requires monthly interest payments, matures on February 22, 2012 and bears interest at prime (subject to a 4.50% floor rate). The term loan facilities require monthly principal and interest payments (based on a 20-year amortization schedule), mature three years after their respective borrowing dates and (a) in the case of the $14 million term loan facility, bears interest at 5.50% and (b) in the case of the $10 million term loan facility, will bear interest at the Company's option at either 5.50% or prime (subject to a 4.50% floor rate).

The Agreement contains customary affirmative and negative covenants with which the Company must comply, including reporting requirements, maintaining a deposit relationship with the Lender, making capital expenditures, meeting certain financial ratios, restrictions on granting liens, restrictions on guaranties, restrictions on certain transactions and restrictions on making distributions and paying dividends. The Agreement also contains customary events of default, including payment defaults, breaches of covenants, cross defaults with certain other indebtedness and insolvency / bankruptcy events.

The short-term line of credit requires payment of all principal and interest within 60 days of the borrowing date and previously provided for interest at prime plus 50 basis points (subject to a 5.00% floor rate). On February 4, 2009, the Company amended its credit facility with Great Western Bank to (a) increase the principal amount of the short-term line of credit portion of the facility from $2 million to $3.2 million, (b) increase the interest rate applicable to the short-term line of credit portion of the facility from the greater of prime plus 50 basis points and 5.00% to 7.00%, and (c) extend the maturity date of the short-term line of credit portion of the facility from February 1, 2009 to May 3, 2009.

Acquisition of Hotels

On January 2, 2008 the Company acquired seven hotels in Kentucky, two hotels in Sioux Falls, SD and a hotel in Green Bay, WI. The combined purchase price of $22 million was funded by term loans of $15.6 million and $6.4 million from our existing credit facilities. The franchise brands consisted of Comfort Inn (2), Comfort Suites (1), Days Inn (4), Quality Inn (1), Sleep Inn (1) and Super 8 (1).

Disposition of Hotels

On December 8, 2008, we sold a Comfort Inn located in Gettysburg, PA with a total of 80 rooms. The sale price was approximately $4.7 million.

On December 23, 2008, we sold a Hampton Inn located in Tampa, FL with a total of 80 rooms. The sale price was approximately $7.3 million.

The proceeds were used to reduce debt.

Redemption of Preferred Operating Partnership Units

We own, through our subsidiary, Supertel Hospitality REIT Trust, an approximate 94% general partnership interest in Supertel Limited Partnership, through which we own 64 of our hotels. We are the sole general partner of the limited partnership, and the remaining approximate 6% is held by limited partners who transferred property interests to us in return for limited partnership interests in Supertel Limited Partnership. These limited partners hold, as of December 31, 2008, 1,235,806 common operating partnership units and 177,786 preferred operating partnership units. Each limited partner of Supertel Limited Partnership may, subject to certain limitations, require that Supertel Limited Partnership redeem all or a portion of his or her common or preferred units, at any time after a specified period following the date he or she acquired the units, by delivering a redemption notice to Supertel Limited Partnership. When a limited partner tenders his or her common units to the partnership for redemption, we can, in our sole discretion, choose to purchase the units for either (1) a number of our shares of common stock equal to the number of units redeemed (subject to certain adjustments) or (2) cash in an amount equal to the market value of the number of our shares of common stock the limited partner would have received if we chose to purchase the units for common stock. We anticipate that we generally will elect to purchase the common units for common stock. The preferred units are convertible by the holders into common units on a one-for-one basis or may be redeemed for cash at $10 per unit until October 2009. The preferred units receive a preferred dividend distribution of $1.10 per preferred unit annually, payable on a monthly basis and do not participate in the allocations of profits and losses of Supertel Limited Partnership. There were 17,824 preferred operating partnership units redeemed during the year ended December 31, 2008. There were no preferred operating partnership units converted or redeemed during the year ended December 31, 2007.

Contractual Obligations

Below is a summary of certain obligations that will require capital (in thousands) as of December 31, 2008:

Contractual Obligations	**Total**	**Less Than 1 Year**	**1-3 Years**	**3-5 Years**	**More than 5 Years**
Long-term debt, including interest	$ 265,850	$ 38,602	$ 44,840	$ 69,290	$ 113,118
Land leases	7,052	176	358	359	6,159
Total contractual obligations	$ 272,902	$ 38,778	$ 45,198	$ 69,649	$ 119,277

We have various standing or renewable contracts with vendors. These contracts are all cancelable with immaterial or no cancellation penalties. Contract terms are generally one year or less. We also have management agreements with Royco Hotels and HLC for the management of our hotel properties.

Other

To maintain our REIT tax status, we generally must distribute at least 90% of our taxable income to our shareholders annually. In addition, we are subject to a 4% non-deductible excise tax if the actual amount distributed to shareholders in a calendar year is less than a minimum amount specified under the federal income tax laws. We have a general dividend policy of paying out approximately 100% of annual REIT taxable income. The actual amount of any future dividends will be determined by the Board of Directors based on our actual results of operations, economic conditions, capital expenditure requirements and other factors that the Board of Directors deems relevant.

Off Balance Sheet Financing Transactions

We have not entered into any off balance sheet financing transactions.

Critical Accounting Policies

Critical accounting policies are those that are both important to the presentation of our financial condition and results of operations and require management's most difficult, complex or subjective judgments. We have identified the following principal accounting policies that have a material effect on our consolidated financial statements:

Impairment of assets

If events or changes in circumstances indicate that the carrying value of a hotel property to be held and used may be impaired, a recoverability analysis is performed based on estimated undiscounted cash flows to be generated from the property in the future. If the analysis indicates that the carrying value is not recoverable from future cash flows, the property is written down to estimated fair value and an impairment loss is recognized. If a decision is made to sell a hotel property, we evaluate the recoverability of the carrying amount of the asset. If the evaluation indicates that the carrying value is not recoverable from estimated net sales proceeds, the property is written down to estimated fair value less costs to sell and an impairment loss is recognized. Estimates of cash flows and fair values of the properties are based on current market conditions and consider matters such as revenues and occupancies for the properties, recent sales data for comparable properties and, where applicable, contracts or the results of negotiations with purchasers or prospective purchasers. The estimates are subject to revision as market conditions and management's assessment of them change. If we misjudge or estimate incorrectly, we may record an impairment charge that is inappropriate or fail to record a charge when we should have done so, and the amount of these charges may be material.

Acquisition of Hotel Properties

Upon acquisition, we allocate the purchase price of asset classes based on the fair value of the acquired real estate, furniture, fixtures and equipment, and intangible assets, if any. Our investments in hotel properties are carried at cost and are depreciated using the straight-line method over an estimated useful life of 15 to 40 years for buildings and building improvements and three to twelve years for furniture, fixtures and equipment. Renovations and/or replacements that improve or extend the life of the asset are capitalized and depreciated over their estimated useful lives.

We are required to make subjective assessments as to the useful lives and classification of its properties for purposes of determining the amount of depreciation expense to reflect each year with respect to those properties. These assessments have a direct impact on our net income. Should we change the expected useful life or classification of particular assets, it would result in a change in depreciation expense and annual net income.

Adoption of New Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements" ("FAS 157"). FAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. FAS 157 applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in the those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this statement does not require any new fair value measurements. This guidance was issued to increase consistency and comparability in fair value measurements and to expand disclosures about fair value measurements. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Adoption on January 1, 2008 did not have a material effect on the Company. The Company has deferred the application of FAS 157 related to non-financial assets and liabilities.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("FAS 159"). FAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The objective of the guidance is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. FAS 159 is effective as of the beginning of the first fiscal year that begins after November 15, 2007. Adoption on January 1, 2008 did not have a material effect on the Company since the Company did not elect to measure any financial assets or liabilities at fair value.

Recently Issued Accounting Pronouncements

In December 2007, the FASB issued revised SFAS No. 141, "Business Combinations" ("FAS 141(R)"). FAS 141(R) establishes principles and requirements for how the acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquirer; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The objective of the guidance is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. FAS 141(R) is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Adoption on January 1, 2009 will impact the Company's accounting for future acquisitions and related transaction costs.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements" ("FAS 160"). FAS 160 establishes accounting and reporting standards that require the ownership interests in subsidiaries held by parties other than the parent be clearly identified, labeled, and presented in the consolidated statement of financial position within equity, but separate from the parent's equity; the amount of consolidated net income attributable to the parent and to the noncontrolling interest be clearly identified and presented on the face of the consolidated statement of income; changes in a parent's ownership interest while the parent retains its controlling financial interest in its subsidiary be accounted for consistently; when a subsidiary is deconsolidated, any retained noncontrolling equity investment in the former subsidiary be initially measured at fair value; and entities provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. The objective of the guidance is to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements. FAS 160 is effective for fiscal years beginning on or after December 15, 2008. Management is currently evaluating the impact FAS 160 will have on the Company's consolidated financial statements.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

Market Risk Information

The market risk associated with financial instruments and derivative financial or commodity instruments is the risk of loss from adverse changes in market prices or rates. Our market risk arises primarily from interest rate risk relating to variable rate borrowings. Our interest rate risk management objective is to limit the impact of interest rate changes on earnings and cash flows. In order to achieve this objective, we have used both long term fixed rate loans and variable rate from institutional lenders to finance our hotels. We are not currently using derivative financial or commodity instruments to manage interest rate risk.

Management monitors our interest rate risk closely. The table below presents the annual maturities, weighted average interest rates on outstanding debt at the end of each year and fair values required to evaluate the expected cash flows under debt and related agreements, and our sensitivity to interest rate changes at December 31, 2008. Information relating to debt maturities is based on expected maturity dates and is summarized as follows (in thousands):

	2009	2010	2011	2012	2013	Thereafter	Total	Fair Value
Fixed Rate Debt	$ 15,301	$ 5,040	$ 18,145	$ 32,999	$ 3,819	$ 73,586	$ 148,890	$ 152,305
Average Interest Rate	6.63%	6.49%	6.49%	6.57%	6.15%	6.25%	6.43%	-
Variable Rate Debt	$ 11,548	$ 300	$ 1,047	$ 17,381	$ 1,136	$ 22,503	$ 53,915	$ 53,915
Average Interest Rate	4.40%	4.38%	4.38%	4.31%	4.28%	4.28%	4.34%	-

As the table incorporates only those exposures that exist as of December 31, 2008, it does not consider exposures or positions that could arise after that date. As a result, our ultimate realized gain or loss with respect to interest rate fluctuations would depend on the exposures that arise after December 31, 2008.

Item 8. Financial Statements and Supplementary Data

SUPERTEL HOSPITALITY, INC. AND SUBSIDIARIES
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND SCHEDULE

Supplementary information required by this Item is presented in Item 6.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Supertel Hospitality, Inc.:

We have audited the accompanying consolidated balance sheets of Supertel Hospitality, Inc. and subsidiaries (the Company) as of December 31, 2008 and 2007, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2008. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedule III. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Supertel Hospitality, Inc. and subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule III, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Supertel Hospitality, Inc.'s internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 16, 2009 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ KPMG LLP

Omaha, Nebraska
March 16, 2009

Supertel Hospitality, Inc. and Subsidiaries
CONSOLIDATED BALANCE SHEETS
(In thousands, except per share data)

	As of December 31, 2008	As of December 31, 2007
ASSETS		
Investments in hotel properties	$ 400,872	$ 376,240
Less accumulated depreciation	86,991	75,295
	313,881	300,945
Cash and cash equivalents	712	1,166
Accounts receivable	2,401	2,242
Prepaid expenses and other assets	2,903	4,725
Deferred financing costs, net	1,580	1,947
	$ 321,477	$ 311,025
LIABILITIES AND SHAREHOLDERS' EQUITY		
LIABILITIES		
Accounts payable, accrued expenses and other liabilities	$ 13,697	$ 12,401
Long-term debt	202,806	196,840
	216,503	209,241
Minority interest in consolidated partnerships, redemption value $3,879 and $9,544	9,842	10,178
Redeemable preferred stock		
Series B, 800,000 shares authorized; $.01 par value, 332,500 shares outstanding, liquidation preference of $8,312	7,662	-
SHAREHOLDERS' EQUITY		
Preferred stock, 40,000,000 shares authorized;		
Series A, 2,500,000 shares authorized, $.01 par value, 803,270 and 932,026 shares outstanding, liquidation preference of $8,033 and $9,320	8	9
Common stock, $.01 par value, 100,000,000 shares authorized; 20,924,677 and 20,696,126 shares outstanding	209	207
Additional paid-in capital	112,804	112,792
Distributions in excess of retained earnings	(25,551)	(21,402)
	87,470	91,606
	$ 321,477	$ 311,025

See accompanying notes to consolidated financial statements.

Supertel Hospitality, Inc. and Subsidiaries
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	Years ended December 31, 2008	2007	2006
REVENUES			
Room rentals and other hotel services	$ 121,927	$ 108,156	$ 73,680
EXPENSES			
Hotel and property operations	88,815	76,302	51,279
Depreciation and amortization	14,645	11,825	8,285
General and administrative	3,696	3,864	2,842
	107,156	91,991	62,406
EARNINGS BEFORE NET LOSSES ON DISPOSITIONS OF ASSETS, OTHER INCOME, INTEREST, IMPAIRMENT LOSSES, MINORITY INTEREST AND INCOME TAX BENEFIT	14,771	16,165	11,274
Net losses on dispositions of assets	(2)	(15)	(3)
Other income	129	177	185
Interest	(13,541)	(12,575)	(7,932)
Impairment losses	(250)	-	-
Minority interest	(164)	(311)	(302)
EARNINGS FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	943	3,441	3,222
Income tax benefit	(866)	(321)	(148)
EARNINGS FROM CONTINUING OPERATIONS	1,809	3,762	3,370
EARNINGS FROM DISCONTINUED OPERATIONS			
Income from discontinued operations net of income tax expense and minority interest	4,847	316	351
NET EARNINGS	6,656	4,078	3,721
Preferred stock dividend	(1,160)	(948)	(1,215)
NET EARNINGS AVAILABLE TO COMMON SHAREHOLDERS	$ 5,496	$ 3,130	$ 2,506
NET EARNINGS PER COMMON SHARE - BASIC AND DILUTED			
EPS from continuing operations	$ 0.03	$ 0.14	$ 0.18
EPS from discontinued operations	$ 0.23	$ 0.01	$ 0.02
EPS Basic and Diluted	$ 0.26	$ 0.15	$ 0.20

See accompanying notes to consolidated financial statements.

Supertel Hospitality, Inc. and Subsidiaries
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(In thousands)

	Years ended December 31, 2008, 2007 and 2006					
	Preferred Stock	Preferred Stock Warrants	Common Stock	Additional Paid-In Capital	Distributions in Excess of Retained Earnings	Total
Balance at December 31, 2005	$ 15	$ 53	$ 121	$ 65,621	$ (12,359)	$ 53,451
Deferred compensation	-	-	-	69	-	69
Common dividends - $.405 per share	-	-	-	-	(4,888)	(4,888)
Common stock offering	-	-	70	43,629	-	43,699
Preferred dividends	-	-	-	-	(1,215)	(1,215)
Net earnings	-	-	-	-	3,721	3,721
Balance at December 31, 2006	$ 15	$ 53	$ 191	$ 109,319	$ (14,741)	$ 94,837
Deferred compensation	-	-	-	54	-	54
Warrant Conversion	-	(53)	1	52	-	-
Option Conversion	-	-	-	17	-	17
Conversion of Preferred Stock	(6)	-	10	(4)	-	-
Common dividends - $.48 per share	-	-	-	-	(9,791)	(9,791)
Common stock offering	-	-	5	3,354	-	3,359
Preferred dividends	-	-	-	-	(948)	(948)
Net earnings	-	-	-	-	4,078	4,078
Balance at December 31, 2007	$ 9	$ -	$ 207	$ 112,792	$ (21,402)	$ 91,606
Deferred compensation	-	-	-	12	-	12
Dividend Reinvestment Plan	-	-	-	1	-	1
Conversion of Preferred Stock	(1)	-	2	(1)	-	-
Common dividends - .4625 per share	-	-	-	-	(9,645)	(9,645)
Preferred dividends	-	-	-	-	(1,160)	(1,160)
Net earnings	-	-	-	-	6,656	6,656
Balance at December 31, 2008	$ 8	$ -	$ 209	$ 112,804	$ (25,551)	$ 87,470

See accompanying notes to consolidated financial statements.

Supertel Hospitality, Inc. and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Years ended December 31, 2008	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net earnings	$ 6,656	$ 4,078	$ 3,721
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation and amortization	14,979	12,204	8,668
Amortization of intangible assets and deferred financing costs	569	408	341
Net losses (gains) on dispositions of assets	(5,581)	17	3
Amortization of stock option expense	12	54	69
Provision for impairment loss	250	-	-
Imputed interest on notes payable	-	-	155
Minority interest	603	337	334
Changes in operating assets and liabilities:			
(Increase) decrease in assets	1,720	(2,531)	(209)
Increase (decrease) in liabilities	1,397	2,073	476
Net cash provided by operating activities	20,605	16,640	13,558
CASH FLOWS FROM INVESTING ACTIVITIES:			
Additions to hotel properties	(11,227)	(10,885)	(5,623)
Acquisition and development of hotel properties	(22,903)	(93,280)	(44,015)
Proceeds from sale of hotel assets	11,572	12	5
Net cash used by investing activities	(22,558)	(104,153)	(49,633)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Deferred financing costs	(199)	(816)	(89)
Principal payments on long-term debt	(19,565)	(8,812)	(11,910)
Proceeds from long-term debt	26,467	99,418	14,625
Redemption of operating partnership units	(178)	-	-
Stock option conversion	-	17	-
Distributions to minority partners	(846)	(495)	(351)
Preferred stock offering	7,662	-	-
Common stock offering	(72)	3,359	43,699
Dividends paid	(11,770)	(9,428)	(5,626)
Net cash provided by financing activities	1,499	83,243	40,348
Increase (decrease) in cash and cash equivalents	(454)	(4,270)	4,273
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	1,166	5,436	1,163
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 712	$ 1,166	$ 5,436
SUPPLEMENTAL CASH FLOW INFORMATION:			
Interest paid, net of amounts capitalized	$ 13,379	$ 12,064	$ 7,664
SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES			
Dividends declared	$ 10,805	$ 10,739	$ 6,103
Issuance of operating partnership units	$ -	$ 6,925	$ -
Assumed debt from Wachovia on BMI	$ -	$ 11,356	$ -

See accompanying notes to consolidated financial statements.

Supertel Hospitality, Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008, 2007 and 2006
(Dollars in thousands, except per share data)

Note 1. Organization and Summary of Significant Accounting Policies

Description of Business

Supertel Hospitality, Inc. (SHI) was incorporated in Virginia on August 23, 1994. SHI is a self-administered real estate investment trust (REIT) for Federal income tax purposes.

SHI, through its wholly owned subsidiaries, Supertel Hospitality REIT Trust and E&P REIT Trust (collectively, the "Company") owns a controlling interest in Supertel Limited Partnership ("SLP") and E&P Financing Limited Partnership ("E&P LP"). All of the Company's interests in 113 properties with the exception of furniture, fixtures and equipment on 83 properties held by TRS Leasing, Inc. and its subsidiaries are held directly or indirectly by E&P LP, Supertel Limited Partnership or Solomon's Beacon Inn Limited Partnership (SBILP) (collectively, the "Partnerships"). The Company's interests in ten properties are held directly by either SPPR-Hotels, LLC (SHLLC), SPPR-South Bend, LLC (SSBLLC), or SPPR-BMI, LLC (SBMILLC). SHI, through Supertel Hospitality REIT Trust, is the sole general partner in Supertel Limited Partnership and at December 31, 2008 owned approximately 94% of the partnership interests in Supertel Limited Partnership. Supertel Limited Partnership is the general partner in SBILP. At December 31, 2008, Supertel Limited Partnership and SHI owned 99% and 1% interests in SBILP, respectively, and SHI owned 100% of Supertel Hospitality Management, Inc, SPPR Holdings, Inc. (SPPRHI), and SPPR-BMI Holdings, Inc. (SBMIHI). Supertel Limited Partnership and SBMIHI owned 99% and 1% of SBMILLC, respectively. Supertel Limited Partnership and SPPRHI owned 99% and 1% of SHLLC, respectively, and Supertel Limited Partnership owned 100% of SSBLLC.

As of December 31, 2008, the Company owned 123 limited service hotels and one office building. All of the hotels are leased to our wholly owned taxable REIT subsidiary, TRS Leasing, Inc. ("TRS"), and its wholly owned subsidiaries (collectively "TRS Lessee"), and are managed by Royco Hotels, Inc ("Royco Hotels"), and HLC Hotels, Inc. ("HLC").

The hotel management agreement, as amended, between TRS Lessee and Royco Hotels, the manager of 108 of the Company's hotels, provides for Royco Hotels to operate and manage the hotels through December 31, 2011, with extension to December 31, 2016 upon achievement of average annual net operating income of at least 10% of the Company's investment in the hotels. Under the agreement, Royco Hotels receives a base management fee ranging from 4.25% to 3.0% of gross hotel revenues as revenues increase above thresholds that range from up to $75 million to over $100 million, and, an annual incentive fee of 10% of up to the first $1 million of annual net operating income in excess of 10% of the Company's investment in the hotels, and 20% of the excess above $1 million.

On May 16, 2007, Supertel Limited Partnership acquired 15 hotels which are operated under the Masters Inn name. In connection with the acquisition, TRS entered into a management agreement with HLC, an affiliate of the sellers of the hotels. The management agreement, as amended, provides for HLC to operate and manage the 15 hotels through December 31, 2011 and receive management fees equal to 5.0% of the gross revenues derived from the operation of the hotels and incentive fees equal to 10% of the annual operating income of the hotels in excess of 10.5% of the Company's investment in the hotels.

The management agreements generally require TRS Lessee to fund debt service, working capital needs, capital expenditures and third-party operating expenses for Royco Hotels and HLC excluding those expenses not related to the operation of the hotels. TRS Lessee is responsible for obtaining and maintaining insurance policies with respect to the hotels.

Note 1. Organization and Summary of Significant Accounting Policies (continued)

Principles of Consolidation

The consolidated financial statements include the accounts of the Company, the Partnerships and the TRS Lessee. All significant intercompany balances and transactions have been eliminated in consolidation.

Estimates, Risks and Uncertainties

The preparation of the consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and revenues and expenses recognized during the reporting period. The significant estimates pertain to impairment analysis and allocation of purchase price (SFAS No. 141). Actual results could differ from those estimates.

Because of the adverse conditions that exist in the real estate markets, as well as the credit and financial markets, it is possible that the estimates and assumptions that have been utilized in the preparation of the consolidated financial statements could change. Specifically as it relates to the Company's business, the current economic recession is expected to reduce the demand for hotel services and result in a decline in occupancy and room rentals and other hotel service revenues.

Capitalization Policy

Acquisition, development and construction costs of properties in development are capitalized including, where applicable, direct and indirect costs, including real estate taxes and interest costs. Development and construction costs and costs of significant improvements, replacements, renovations to furniture and equipment expenditures for hotel properties are capitalized while costs of maintenance and repairs are expensed as incurred.

Deferred Financing Cost

Direct costs incurred in financing transactions are capitalized as deferred costs and amortized to interest expense over the term of the related loan using the effective interest method.

Investment in Hotel Properties

Upon acquisition, the Company allocates the purchase price of assets to asset classes based on the fair value of the acquired real estate, furniture, fixtures and equipment, and intangible assets, if any. The Company's investments in hotel properties are carried at cost and are depreciated using the straight-line method over an estimated useful life of 15 to 40 years for buildings and three to twelve years for furniture, fixtures and equipment.

The Company periodically reviews the carrying value of each hotel to determine if circumstances exist indicating impairment to the carrying value of the investment in the hotel or that depreciation periods should be modified. If facts or circumstances support the possibility of impairment, the Company will prepare an estimate of the undiscounted future cash flows, without interest charges, of the specific hotel and determine if the investment in such hotel is recoverable based on the undiscounted future cash flows. If impairment is indicated, an adjustment will be made to the carrying value of the hotel to reflect the hotel at fair value.

(Dollars in thousands, except per share data)

Note 1. Organization and Summary of Significant Accounting Policies (continued)

In accordance with the provisions of Financial Accounting Standards Board Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," a hotel is considered held for sale when a contract for sale is entered into, a substantial, non refundable deposit has been committed by the purchaser, and sale is expected to occur within one year. Depreciation of these properties is discontinued at that time, but operating revenues, other operating expenses and interest continue to be recognized until the date of sale. Revenues and expenses of properties that are classified as held for sale or sold are presented as discontinued operations for all periods presented in the statements of operations if the properties will be or have been sold on terms where the Company has limited or no continuing involvement with them after the sale. If active marketing ceases or the properties no longer meet the criteria to be classified as held for sale, the properties are reclassified as operating and measured at the lower of their (a) carrying amount before the properties were classified as held for sale, adjusted for any depreciation expense that would have been recognized had the properties been continuously classified as operating or (b) their fair value at the date of the subsequent decision not to sell.

Gains on sales of real estate are recognized in accordance with Statement of Financial Accounting Standards No. 66, "Accounting for Sales of Real Estate", as amended, which we refer to as SFAS 66. The specific timing of the sale is measured against various criteria in SFAS 66 related to the terms of the transactions and any continuing involvement in the form of management or financial assistance associated with the properties. If the sales criteria are not met, the gain is deferred and the finance, installment or cost recovery method, as appropriate, is applied until the sales criteria are met. To the extent we sell a property and retain a partial ownership interest in the property, we recognize gain to the extent of the third party ownership interest in accordance with SFAS 66.

Cash and Cash Equivalents

Cash and cash equivalents include cash and various highly liquid investments with original maturities of three months or less when acquired, and are carried at cost which approximates fair value.

Revenue Recognition

Revenues from the operations of the hotel properties are recognized when earned. Sales taxes collected from customers and remitted to governmental authorities are accounted for on a net basis and therefore are excluded from revenues in the consolidated statements of operations.

Adoption of New Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements" ("FAS 157"). FAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. FAS 157 applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in the those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this statement does not require any new fair value measurements. This guidance was issued to increase consistency and comparability in fair value measurements and to expand disclosures about fair value measurements. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Adoption on January 1, 2008 did not have a material effect on the Company. The Company has deferred the application of FAS 157 related to non-financial assets and liabilities.

(Dollars in thousands, except per share data)

Note 1. Organization and Summary of Significant Accounting Policies (continued)

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("FAS 159"). FAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The objective of the guidance is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. FAS 159 is effective as of the beginning of the first fiscal year that begins after November 15, 2007. Adoption on January 1, 2008 did not have a material effect on the Company since the Company did not elect to measure any financial assets or liabilities at fair value.

Recently Issued Accounting Pronouncements

In December 2007, the FASB issued revised SFAS No. 141, "Business Combinations" ("FAS 141(R)"). FAS 141(R) establishes principles and requirements for how the acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquirer; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The objective of the guidance is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. FAS 141(R) is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Adoption on January 1, 2009 will impact the Company's accounting for future acquisitions and related transaction costs.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements" ("FAS 160"). FAS 160 establishes accounting and reporting standards that require the ownership interests in subsidiaries held by parties other than the parent be clearly identified, labeled, and presented in the consolidated statement of financial position within equity, but separate from the parent's equity; the amount of consolidated net income attributable to the parent and to the noncontrolling interest be clearly identified and presented on the face of the consolidated statement of income; changes in a parent's ownership interest while the parent retains its controlling financial interest in its subsidiary be accounted for consistently; when a subsidiary is deconsolidated, any retained noncontrolling equity investment in the former subsidiary be initially measured at fair value; and entities provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. The objective of the guidance is to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements. FAS 160 is effective for fiscal years beginning on or after December 15, 2008. Management is currently evaluating the impact FAS 160 will have on the Company's consolidated financial statements.

Income Taxes

The Company qualifies and intends to continue to qualify as a REIT under applicable provisions of the Internal Revenue Code, as amended. In general, under such Code provisions, a trust which has made the required election and, in the taxable year, meets certain requirements and distributes to its shareholders at least 90% of its REIT taxable income will not be subject to Federal income tax to the extent of the income which it distributes. Earnings and profits, which determine the taxability of dividends to shareholders, differ from net income reported for financial reporting purposes due primarily to differences in depreciation of hotel properties for Federal tax purposes. Except with respect to the TRS Lessee, the Company does not believe that it will be liable for significant Federal or state income taxes in future years.

(Dollars in thousands, except per share data)

Note 1. Organization and Summary of Significant Accounting Policies (continued)

Deferred income taxes relate primarily to the TRS Lessee and are accounted for using the asset and liability method. Under this method, deferred income taxes are recognized for temporary differences between the financial reporting bases of assets and liabilities of the TRS Lessee and their respective tax bases and for operating loss and tax credit carryforwards based on enacted tax rates expected to be in effect when such amounts are realized or settled. However, deferred tax assets are recognized only to the extent that it is more likely than not that they will be realized based on consideration of available evidence, including tax planning strategies and other factors.

Under the REIT Modernization Act ("RMA"), which became effective January 1, 2001, the Company is permitted to lease its hotels to one or more wholly owned taxable REIT subsidiaries ("TRS") and may continue to qualify as a REIT provided that the TRS enters into management agreements with an "eligible independent contractor" that will manage the hotels leased by the TRS. The Company formed the TRS Lessee and, effective January 1, 2002, the TRS Lessee leased all of the hotel properties. The TRS Lessee is subject to taxation as a C-Corporation. The TRS Lessee has incurred operating losses for financial reporting and Federal income tax purposes for 2008, 2007 and 2006.

In October 1999, the Company and the old Supertel Hospitality, Inc., merged and the Company was the surviving entity. In 2005, the Company changed its name to Supertel Hospitality, Inc. In connection with its election to be taxed as a REIT, the Company has elected to be subject to the "built-in gain" rules. Under these rules, taxes may be payable at the time and to the extent that the net unrealized gains on assets acquired in a 1999 merger with the old Supertel are recognized in taxable dispositions of such assets in the subsequent ten-year period. This ten-year period expires October 2009. The Company had no built-in gains taxes in 2008, 2007 and 2006.

On January 1, 2007, we adopted Financial Accounting Standard Board (FASB) Interpretation No. 48, *Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109* (FIN 48), which requires that all tax positions subject to uncertainty be reviewed and assessed with recognition and measurement of the tax benefit based on a "more-likely-than-not" standard. The adoption of FIN 48 did not have a material impact on the Company's consolidated financial statements.

Financial Instruments

Fair values of financial instruments approximate their carrying values in the financial statements, except for long-term debt for which fair value information is presented in Note 5.

Earnings Per Share

Basic earnings per share ("EPS") is computed by dividing earnings available to common shareholders by the weighted average number of common shares outstanding. Diluted EPS is computed after adjusting the numerator and denominator of the basic EPS computation for the effects of any dilutive potential common shares outstanding during the period, if any. The computation of basic and diluted earnings per common share is presented below:

(Dollars in thousands, except per share data)

	For the year ended December 31,		
	2008	**2007**	**2006**
Basic Earnings per Share Calculation:			
Numerator:			
Net income available to common shareholders:			
Continuing operations	$ 649	$ 2,814	$ 2,155
Discontinued operations	4,847	316	351
Net income available to common shareholders - total	$ 5,496	$ 3,130	$ 2,506
Denominator:			
Weighted average number of common shares - basic	20,840	20,197	12,261
Basic Earnings per share:			
Continuing Operations	$ 0.03	$ 0.14	$ 0.18
Discontinued Operations	0.23	0.01	0.02
Total	**$ 0.26**	**$ 0.15**	**$ 0.20**

	For the year ended December 31,		
	2008	**2007**	**2006**
Diluted Earnings per Share Calculation:			
Numerator:			
Net income available to common shareholders:			
Continuing operations	$ 649	$ 2,814	$ 2,155
Discontinued operations	4,847	316	351
Net income available to common shareholders - total	$ 5,496	$ 3,130	$ 2,506
Denominator:			
Weighted average number of common shares - basic	20,840	20,197	12,261
Effect of dilutive securities:			
Common stock options	-	20	11
Weighted average number of common shares - diluted	20,840	20,217	12,272
Diluted Earnings per share:			
Continuing Operations	$ 0.03	$ 0.14	$ 0.18
Discontinued Operations	0.23	0.01	0.02
Total	**$ 0.26**	**$ 0.15**	**$ 0.20**

Preferred and Common Limited Partnership Units in SLP

At December 31, 2008, 2007, and 2006 there were 1,235,806, 1,235,806 and 372,195, respectively of SLP common operating units outstanding. These units (which are convertible on a one-to-one basis to common shares) have been excluded from the diluted earnings per share calculation as there would be no effect since their proportional share of income would be added back to income. In addition, the 177,786, 195,610 and 195,610, respectively shares of SLP preferred operating units are antidilutive.

Supertel Hospitality, Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
December 31, 2008, 2007 and 2006
(Dollars in thousands, except per share data)

Note 1. Organization and Summary of Significant Accounting Policies (continued)

Preferred Stock of SHI

At December 31, 2008, 2007 and 2006, there were 803,270, 932,026 and 1,515,258 shares, respectively, of Series A Preferred Stock. The preferred stock warrants outstanding as of December 31, 2006 were 126,311. During the year 2007, all warrants were fully exercised. During 2008, 2007 and 2006 there were 128,756, 606,465 and 6,000 shares, respectively, of Series A Preferred Stock converted to 227,896, 1,073,430 and 10,620 shares, respectively, of common stock. The shares of Series A Preferred Stock, after adjusting the numerator and denominator for the basic EPS computation, are antidilutive for the year ended December 31, 2008, 2007 and 2006, for the earnings per share computation. The exercise price of the preferred stock warrants exceeded the market price of the common stock, and therefore these shares were excluded from the computation of diluted earnings per share. The conversion rights of the Series A Preferred Stock were cancelled as of February 20, 2009. See additional information regarding preferred stock and warrants in Note 9.

At December 31, 2008, there were 332,500 shares of Series B Cumulative Preferred Stock outstanding. The Series B Cumulative Preferred Stock is not convertible into common stock, therefore, there is no dilutive effect on earnings per share.

Stock Options

The potential common shares represented by outstanding stock options for the year ended December 31, 2008, 2007 and 2006 totaled 192,143, 162,143 and 100,000, respectively, of which 191,777, 142,722 and 89,054 shares, respectively, are assumed to be purchased with proceeds from the exercise of stock options resulting in 366, 19,421 and 10,946 shares, respectively, that are dilutive.

Stock-Based Compensation

Upon initial issuance of stock options on May 25, 2006, the Company adopted the provisions of Statement of Financial Accounting Standards No. 123R ("SFAS 123R"), "Share-Based Payments," which requires the measurement and recognition of compensation expense for all share-based payment awards to employees and directors based on estimated fair values.

Minority Interest

Minority interest in SLP represents the limited partners' proportionate share of the equity in the operating partnership. During 2008, 17,824 units of limited partnership interest were redeemed by unit holders. No limited partnership units were redeemed in 2007 and 2006. At December 31, 2008, the aggregate partnership interest held by the limited partners in SLP was approximately 6%. Income is allocated to minority interest based on the weighted average percentage ownership throughout the year. The limited partner's common operating units were increased by 863,611 in 2007. See additional information regarding SLP units in Note 9.

Concentration of Credit Risk

The Company maintained a major portion of its deposits with Great Western Bank, a Nebraska Corporation at December 31, 2008, 2007 and 2006. The balance on deposit at Great Western Bank exceeded the federal deposit insurance limit; however, management believes that no significant credit risk exists with respect to the uninsured portion of this cash balance.

(Dollars in thousands, except per share data)

Note 2. Acquisitions and Development

On January 2, 2008 the Company acquired seven hotels in Kentucky, two hotels in Sioux Falls, SD and a hotel in Green Bay, WI. The combined purchase price of $22 million was funded by term loans of $15.6 million and $6.4 million from our existing credit facilities. The franchise brands consisted of Comfort Inn (2), Comfort Suites (1), Days Inn (4), Quality Inn (1), Sleep Inn (1) and Super 8 (1).

Note 3. Investments in Hotel Properties

Investments in hotel properties consisted of the following at December 31:

	2008	2007
Land	$ 52,445	$ 48,874
Acquired below market lease intangibles	2,057	2,057
Buildings and improvements	289,088	272,683
Furniture and equipment	56,601	49,894
Construction-in-progress	681	2,732
	400,872	376,240
Less accumulated depreciation	(86,991)	(75,295)
	$ 313,881	$ 300,945

Note 4. Net Gains (Losses) on Sales of Properties, Impairment Losses and Discontinued Operations

In accordance with SFAS 144, gains, losses and impairment losses on hotel properties sold or classified as held for sale are presented in discontinued operations. Gains, losses and impairment losses for both continuing and discontinued operations are summarized as follows:

	2008	2007	2006
Continuing Operations			
Sales of properties	$ -	$ -	$ -
Impairment losses	(250)	-	-
Loss on sale of assets	(2)	(15)	(3)
	(252)	(15)	(3)
Discontinued Operations			
Sales of properties	5,583	-	-
Loss on sale of assets	-	(2)	-
	5,583	(2)	-
Total	$ 5,331	$ (17)	$ (3)

(Dollars in thousands, except per share data)

In 2007 and 2006 the Company did not sell any hotels. In 2008 the Company entered into two contracts to sell two hotels and in the fourth quarter of 2008 these hotels met the criteria for held for sale and in accordance with our policy the assets were classified as held for sale and depreciation was suspended. Both hotels were sold in December of 2008 resulting in gains of $5,583. In 2008, 2007, and 2006, the Company recognized net gains (losses) on the disposition of assets of approximately $5,331, $(17) and $(3), respectively.

In 2007 and 2006 no impairment charges were recorded. However subsequent to December 31, 2008, due to new competition and changes in the market place the Company determined the carrying amounts of two hotels were not recoverable from future operating cash flows and estimated sale proceeds. Accordingly, the Company recognized an impairment loss of $250 for these two hotels during the fourth quarter of 2008. The two properties are currently being marketed for sale, but did not meet the criteria for classification of held for sale at December 31, 2008; however, subsequent to December 31, 2008 the hotels did meet the criteria and will be reclassified from investment in hotels to held for sale in the first quarter of 2009.

The Company allocates interest expense to discontinued operations for debt that is to be assumed or that is required to be repaid as a result of the disposal transaction. The Company allocated $307, $333 and $323 to discontinued operations for the years ended December 31, 2008, 2007 and 2006, respectively.

The operating results of hotel properties included in discontinued operations are summarized as follows:

	2008	2007	2006
Revenues	$ 3,058	$ 3,475	$ 3,454
Hotel and property operations expenses	(2,150)	(2,395)	(2,312)
Interest expense	(307)	(333)	(323)
Depreciation and amortization expense	(337)	(386)	(395)
Net gain (loss) on dispositions of assets	5,583	(2)	-
Minority interest	(439)	(26)	(32)
Income tax expense	(561)	(17)	(41)
	$ 4,847	$ 316	$ 351

(Dollars in thousands, except per share data)

Note 5. Long-Term Debt

Long-term debt consisted of the following notes and mortgages payable at December 31:

	2008	2007
Mortgage loan payable to Regions Bank, N.A., evidenced by a promissory note dated August 5, 1998, in the amount of $3 million. The note bore interest during a five-year period beginning August 2003 at 4.875% per annum and thereafter during the remaining term at a rate equal to 250 basis points over the index rate as defined in the promissory note. Monthly principal and interest payments were payable through maturity on August 5, 2018, at which point the remaining principal and accrued interest would have been due. This note was paid off December 23, 2008 with proceeds from the sale of the Hampton Inn in Tampa, Florida.	-	$2,053
Mortgage loan payable to Susquehanna Bank, evidenced by a promissory note dated February 8, 1999, in the amount of approximately $5 million. The note bears interest at 7.75% per annum. Monthly principal and interest payments are payable through maturity on July 1, 2009, at which point the remaining principal and accrued interest are due. This is an extension of the original maturity date of March 1, 2009.	$1,356	$4,281
Mortgage loan payable to Greenwich Capital Financial Products, Inc. ("Greenwich"), evidenced by a promissory note dated November 26, 2002, in the amount of $40 million. The note bears interest at 7.50% per annum. Monthly principal and interest payments are payable through maturity on December 1, 2012, at which point the remaining principal and accrued interest are due.	$33,769	$35,009
Mortgage loan payable to First National Bank of Omaha evidenced by a promissory note in the amount of $15 million dated October 20, 1999. The note bears interest at 8.40% per annum. Monthly principal and interest payments are payable through maturity on November 1, 2009, at which point the remaining principal and accrued interest are due.	$9,234	$9,975
Mortgage loans payable to First Citizens National Bank evidenced by promissory notes totaling approximately $1 million. The loan obligations were assumed on October 19, 2000 in conjunction with the acquisition of hotel assets. The sole remaining note bears interest at 6% per annum and adjusts annually each November 1st. This rate is based on the then current 5 year CMT (Constant Maturity Treasury) plus a margin of 250 basis points. Principal and interest payments are due in monthly installments, with the note maturing on July 20, 2012.	$307	$362

(Dollars in thousands, except per share data)

Mortgage loans payable to Small Business Administration evidenced by promissory notes in the aggregate amounts of approximately $0.9 million. The loan obligations were assumed on October 23, 2000, October 19, 2000 and October 20, 2000, respectively, in conjunction with the acquisition of hotel assets. The notes bear interest at 8.12%, 8.95%, and 6.71% per annum, respectively. Principal and interest payments are due in monthly installments to January 1, 2017, December 11, 2011 and May 1, 2013, respectively. Two notes were paid off with the remaining maturity being May 1, 2013.	$110	$131
Loan payable to Village Bank formerly known as Southern Community Bank & Trust evidenced by a promissory note in the amount of $2.7 million dated November 1, 2004. The note bears interest at an interest rate of 7.57%, effective November 1, 2007. This is based on the three year Treasury Rate plus 3.75% and adjusted every 36 months over the remaining life of the loan. The loan will have a floor of 6.50% and a ceiling of 11.00%. Principal and interest payments are due in monthly installments to November 1, 2024.	$2,383	$2,455
Revolving credit facility from Great Western Bank evidenced by a promissory note dated December 3, 2008. The revolving line of credit has a limit of $20 million with interest payable monthly at the greater of the prime rate and 4.5%. The principal balance of the loan is due and payable on February 22, 2012.	$16,174	$26,003
Mortgage loan payable to Great Western Bank, evidenced by a promissory note dated December 3, 2008, in the amount of $14 million. The note bears interest at 5.5% per annum. Principal and interest payments are due in monthly installments with the outstanding principal and interest payable in full on December 5, 2011.	$14,000	-
Loan payable to Great Western Bank, evidenced by a promissory note dated December 3, 2008, in the amount of $2 million. The note bears interest at the greater of the prime rate plus 50 basis points or 5%. The principal balance and accrued interest are payable sixty days after the date of borrowing. On February 4, 2009, the note was amended to increase the principal to $3.2 million, increase the interest rate to 7.0% and extend the maturity to May 3, 2009.	$2,000	-
Revolving credit facility from Wells Fargo for up to $12 million evidenced by a promissory note dated September 28, 2007, consummated October 1, 2007 with a maturity of September 28, 2009. The company exercised the option to fix the interest rate at 1.75% over the one, three, six or twelve month LIBOR. The balance as of December 31, 2008 is as follows: $3.8 million, $2.8 million, and $3.0 million with rates in effect as of December 31, 2008 of 4.375% (reset June 1, 2009), 4.313% (reset June 3, 2009), and 4.875% (reset April 20, 2009), respectively.	$9,489	$7,199

(Dollars in thousands, except per share data)

Mortgage loan payable to Citigroup Global Markets Realty Corp., evidenced by a promissory note dated November 7, 2005, in the amount of $14.8 million. The note bears interest at 5.97% per annum. Principal and interest payments are due in monthly installments with the outstanding principal and interest payable in full on November 11, 2015.	$14,001	$14,285
Mortgage loan payable to GE Capital Franchise Finance Corporation ("GECC"), evidenced by a promissory note dated December 31, 2007, in the amount of $7.9 million. The note bears interest at three-month LIBOR plus 2.00% (reset monthly). The rate as of December 31, 2008 was 4.22%. Monthly interest payments thru February 1, 2010 and commencing on March 1, 2010 until and including February 1, 2011, consecutive monthly installments of interest and principal equal to one-twelfth of one percent (1%) of the loan amount. The principal balance of the loan is due and payable on February 1, 2018.	$7,875	$7,875
Revolving credit facility from BankFirst evidenced by a promissory note dated May 1, 2006 in the amount of $3 million with a maturity of May 1, 2007. This note was renewed with a maturity date of April 27, 2009. The variable interest rate is 0.25 below the New York Prime Rate, with a floor of 4.50%. The Company terminated the facility on January 2009.	-	$3,000
Mortgage loan payable to GECC, evidenced by a promissory note dated August 18, 2006, in the amount of $17.9 million. The note bears interest at three-month LIBOR plus 1.70% (reset monthly) and is convertible to a fixed rate equal to the seven-year weekly U.S. dollar interest rate swap plus 1.98% between the seventh and thirty-sixth months of the loan. Interest only payments were due until the Company exercised the conversion provision on May 1, 2008. Thereafter, monthly installments of principal and interest are due until September 1, 2016 when the remaining principal balance is due. The rate as of December 31, 2008 was 5.67%.	$17,527	$17,850
Mortgage loan payable to GECC, evidenced by a promissory note dated January 5, 2007, in the amount of $15.6 million. The note bears interest at three-month LIBOR plus 1.70% (reset monthly) and is convertible to a fixed rate equal to the seven-year weekly U.S. dollar interest rate swap plus 1.98% between the seventh and thirty-sixth months of the loan. Interest only payments were due until the Company exercised the conversion provision on May 1, 2008. Thereafter, monthly installments of principal and interest are due until February 1, 2017 when the remaining principal balance is due. The rate as of December 31, 2008 was 5.67%.	$15,328	$15,600
Mortgage loan payable to GECC, evidenced by a promissory note dated February 6, 2007, in the amount of $3.4 million. The note bears interest at three-month LIBOR plus 1.70% (reset monthly) and is convertible to a fixed rate equal to the seven-year weekly U.S. dollar interest rate swap plus 1.98% between the seventh and thirty-sixth months of the loan. Interest only payments were due until the Company exercised the conversion provision on May 1, 2008. Thereafter, monthly installments of principal and interest are due until March 1, 2017 when the remaining principal balance is due. The rate as of December 31, 2008 was 5.67%.	$3,385	$3,445

(Dollars in thousands, except per share data)

Mortgage loan payable to GECC, evidenced by a promissory note dated May 16, 2007, in the amount of $27.8 million. The note bears interest at three-month LIBOR plus 1.70% (reset monthly) and is convertible to a fixed rate equal to the seven-year weekly U.S. dollar interest rate swap plus 1.98% between the seventh and thirty-sixth months of the loan. Interest only payments were due until the Company exercised the conversion provision on May 1, 2008. Thereafter, monthly installments of principal and interest are due until June 1, 2017 when the remaining principal balance is due. The rate as of December 31, 2008 was 6.19%	$27,311	$27,755
Mortgage loan payable to GECC, evidenced by a promissory note (Bridge Loan) dated May 16, 2007, in the amount of $8.5 million, maturing December 1, 2007. The note bore interest at three-month LIBOR plus 5.00% (reset monthly). The parties entered in a loan modification agreement dated as of December 1, 2007 pursuant to which the maturity date was extended to January 1, 2008. A second loan modification agreement was entered into January 1, 2008, which extended the maturity date to June 1, 2008. The variable rate margin was increased from 500 basis points to 550 basis points for the period from January 1, 2008 through March 31, 2008 and to 750 basis points for the period from April 1, 2008 through June 1, 2008. The rate as of December 31, 2007 was 10.13%. This loan was paid in full on June 3, 2008 with proceeds from a Preferred Stock offering.	-	$8,540
Mortgage loan payable to Wachovia Bank, evidenced by a promissory note dated February 4, 1998 with an original principal amount of $2.5 million, assumed as of April 4, 2007 with a remaining principal amount of $2.0 million. The note bears interest at 7.375% per annum. Principal and interest payments are due in monthly installments with the outstanding principal and interest payable in full on March 1, 2020.	$1,804	$1,896
Mortgage loan payable to Wachovia Bank, evidenced by a promissory note dated February 4, 1998 with an original principal amount of $2.8 million, assumed as of April 4, 2007 with a remaining principal amount of $2.2 million. The note bears interest at 7.375% per annum. Principal and interest payments are due in monthly installments with the outstanding principal and interest payable in full on March 1, 2020.	$1,984	$2,085
Mortgage loan payable to Wachovia Bank, evidenced by a promissory note dated February 4, 1998 with an original principal amount of $4.2 million, assumed as of April 4, 2007 with a remaining principal amount of $3.3 million. The note bears interest at 7.375% per annum. Principal and interest payments are due in monthly installments with the outstanding principal and interest payable in full on March 1, 2020.	$3,017	$3,171

(Dollars in thousands, except per share data)

Mortgage loan payable to Wachovia Bank, evidenced by a promissory note dated February 4, 1998 with an original principal amount of $5.1 million, assumed as of April 4, 2007 with a remaining principal amount of $4.0 million. The note bears interest at 7.375% per annum. Principal and interest payments are due in monthly installments with the outstanding principal and interest payable in full on March 1, 2020.	$3,682	$3,870
Mortgage Loan payable to General Electric Capital Corporation evidenced by a promissory note in the amount of $6.8 million, dated January 2, 2008. The interest rate is based on the 90-day London Interbank Offered Rate plus a margin of 200 basis points. The rate as of December 31, 2008 was 4.22%. Monthly interest payments are due through February 1, 2010. Interest and principal payments (equal to one-twelfth of one percent of the loan amount) are then due in monthly installments in the third year of the loan. The payment of principal and interest then in effect will be due monthly until the maturity of the note on February 1, 2018.	$6,765	-
Mortgage Loan payable to General Electric Capital Corporation evidenced by a promissory note in the amount of $3.4 million, dated January 2, 2008. The interest rate is based on the 90-day London Interbank Offered Rate plus a margin of 200 basis points. The rate as of December 31, 2008 was 4.22%. Monthly interest payments are due through February 1, 2010. Interest and principal payments (equal to one-twelfth of one percent of the loan amount) are then due in monthly installments in the third year of the loan. The payment of principal and interest then in effect will be due monthly until the maturity of the note on February 1, 2018.	$3,380	-
Mortgage Loan payable to General Electric Capital Corporation evidenced by a promissory note in the amount of $1.1 million, dated January 2, 2008. The interest rate is based on the 90-day London Interbank Offered Rate plus a margin of 200 basis points. The rate as of December 31, 2008 was 4.22%. Monthly interest payments are due through February 1, 2010. Interest and principal payments (equal to one-twelfth of one percent of the loan amount) are then due in monthly installments in the third year of the loan. The payment of principal and interest then in effect will be due monthly until the maturity of the note on February 1, 2018.	$1,100	-
Mortgage Loan payable to General Electric Capital Corporation evidenced by a promissory note in the amount of $4.4 million, dated January 2, 2008. The interest rate is based on the 90-day London Interbank Offered Rate plus a margin of 200 basis points. The rate as of December 31, 2008 was 4.22%. Monthly interest payments are due through February 1, 2010. Interest and principal payments (equal to one-twelfth of one percent of the loan amount) are then due in monthly installments in the third year of the loan. The payment of principal and interest then in effect will be due monthly until the maturity of the note on February 1, 2018.	$4,355	-

(Dollars in thousands, except per share data)

Mortgage Loan payable to General Electric Capital Corporation evidenced by a promissory note in the amount of $2.5 million, dated January 31, 2008. The interest rate is based on the 90-day London Interbank Offered Rate plus a margin of 256 basis points. The rate as of December 31, 2008 was 4.78%. Monthly interest payments are due through February 1, 2010. Interest and principal payments (equal to one-twelfth of one percent of the loan amount) are then due in monthly installments in the third year of the loan. The payment of principal and interest then in effect will be due monthly until the maturity of the note on February 1, 2018.	$2,470	-
	$202,806	$196,840

The long-term debt is secured by 121 and 111 of the Company's hotel properties, for the years ended 2008 and 2007, respectively. The Company's debt agreements contain requirements as to the maintenance of minimum levels of debt service coverage and loan-to-value ratios and net worth, and place certain restrictions on distributions. We are required to comply with certain financial covenants for some of our lenders. As of December 31, 2008, we either were in compliance with the financial covenants or obtained waivers for non-compliance (as discussed below). As a result, we believe that we are not in default of any of our loans.

Our credit facilities with Great Western Bank require that we not pay dividends in excess of 75% of our funds from operations (FFO) per year. Our dividends paid in 2008 were 75.72% of our FFO. We received a waiver for non-compliance with this covenant .

Our revolving credit facility with Wells Fargo Bank and mortgage loan with FNBO require us to maintain a consolidated loan to value ratio that does not exceed 60%, which is tested quarterly. As of December 31, 2008, we had a consolidated loan to value ratio equal to 60.37%. We received from Wells Fargo a waiver for non-compliance with this covenant. In connection with the waiver, the revolving credit facility was amended on March 16, 2009 to: require maintenance of a loan to value ratio that does not exceed 65% through the term of the loan on September 28, 2009; convert the revolving credit facility to a term loan; require that the Days Inn hotel located in Bossier City, Louisiana be added to the collateral portfolio; and increase the interest rate 1.75% (subject to a 5.0% floor rate). We also received from FNBO a waiver for non-compliance with this covenant and modification of the covenant to 65% through the term of the loan on November 1, 2009. FNBO also agreed that the loan to value ratio will be determined using a capitalization rate of 10% for valuing the hotels.

Effective May 1, 2008, the Company converted the variable interest rate on $64.6 million of the long-term debt to an average annual fixed rate equal to 5.9% for the remaining term of 8.8 years. The debt consists of four mortgage loans payable to General Electric Capital Corporation. Our mortgage loans with General Electric Capital Corporation require us to maintain a fixed charge coverage ratio (FCCR) with respect to the collateral portfolio of hotels secured by the loans that equals or exceeds 1.3:1 before dividends and 1.0:1 after dividends, which is tested annually. As of December 31, 2008, our FCCRs were 1.14:1 and 0.87:1, respectively. We received a waiver for non-compliance with these covenants to the extent breached. In connection with the waiver, the loans were amended on March 16, 2009 to: require maintenance of a before dividend FCCR covenant of 1.1:1 and after dividend FCCR covenant of 0.8:1, as of December 31, 2008; eliminate the FCCR covenant in 2009; and require maintenance of a before dividend FCCR (based on a rolling twelve month period) of 1.0:1 in the first and second quarters of 2010, 1.1:1 in the third and fourth quarters of 2010, 1.2:1 in the first and second quarters of 2011 and 1.3:1 each quarter thereafter for the term of the loans and after dividend FCCR (based on a rolling twelve month period) of 1.0:1 in each quarter of 2010 and each quarter thereafter for the term of the loans. The amendment also requires us to maintain minimum adjusted EBITDA levels with respect to the collateral portfolio of hotels secured by the loans of $6.25 million in the first and second quarters of 2009, $6.5 million in the third quarter of 2009 and

(Dollars in thousands, except per share data)

$7.0 million in the fourth quarter of 2009 and a consolidated debt service coverage ratio (based on a rolling twelve month period) that equals or exceeds 1.4:1 in each quarter of 2009 and 1.5:1 each quarter thereafter for the term of the loans. In addition, the amendment provides Supertel Hospitality, Inc. and Supertel Hospitality REIT Trust to guarantee the loans and the interest rate of the loans to be increased by 1.0%. If the before dividend FCCR covenant equals or exceeds 1.3:1 for two consecutive quarters the 1% increase in the interest rate of the loans will be eliminated.

If we fail to pay our indebtedness when due, fail to comply with covenants or otherwise default on our loans, unless waived, we could incur higher interest rates during the period of such loan defaults, be required to immediately pay our indebtedness and ultimately lose our hotels through lender foreclosure if we are unable to obtain alternative sources of financing with acceptable terms.

Our Great Western Bank credit facility contains a cross-default provision which would allow Great Western Bank to declare a default and accelerate our indebtedness to them if we default on certain other loans, and such default would permit that lender to accelerate its indebtedness. We are not in default of any of our loans.

Aggregate annual principal payments for the next five years and thereafter are as follows:

2009	$	26,849
2010		5,340
2011		19,192
2012		50,380
2013		4,956
Thereafter		96,089
	$	202,806

The Company's operating performance, as well as its liquidity position, has been and continues to be negatively affected by recent economic conditions, many of which are beyond our control. The Company does not believe it is likely that these adverse economic conditions, and their effect on the hospitality industry, will improve significantly in the near term.

The Company is required to meet various financial covenants required by its existing lenders. In addition, approximately $22.1 million of the Company's debt is scheduled to mature in 2009. If the Company's future financial performance fails to meet these financial covenants or the Company is unable to repay or refinance its debt as it becomes due, then its lenders have the ability to take control of its encumbered hotel assets. If this were to happen, the Company's ability to conduct business could be severely impacted as there can be no assurance that the adequacy and timeliness of cash flow would be available to meet the Company's liquidity requirements.

The Company's management has prepared several contingency plans for its liquidity requirements which include ongoing operations at reduced revenue levels from that of 2008 coupled with the sale of several of the its hotels in 2009. The Company sold two hotels in the fourth quarter of 2008, the proceeds of which were used to reduce debt. We believe the two transactions demonstrated that there is a market for our type of hotels. We have received numerous inquiries regarding some of our other hotels and we anticipate additional sales will occur when it makes economic sense to do so or conditions so dictate. The Company has an unused term loan facility for up to $10 million that is available from Great Western Bank (subject to the $3.2 million loan being repaid) until May 10, 2009 to refinance other indebtedness secured by hotels. The Company intends to utilize this facility and refinance existing

(Dollars in thousands, except per share data)

debt prior to its maturity in 2009. The Company reduced its quarterly common stock dividend from a previous rate of .1275 per share to .08 per share last paid on February 2, 2009. The declaration of common stock dividends is made by the Board of Directors on a quarterly basis and future dividends may be further reduced or suspended. The Company intends to continue to meet its dividend requirements to retain its REIT status. The Company believes it has the ability to repay its indebtedness when due from operations, sales of hotels and refinancings while at the same time continue to be a substantial owner of limited service and economy hotels. If the economic environment does not improve in 2009, the Company's plans and actions may not be sufficient and could lead to possibly failing financial debt covenant requirements.

At December 31, 2008 and 2007, the estimated fair values of long-term debt were approximately $206.2 million and $198.3 million, respectively. The fair values were estimated by discounting future cash payments to be made at rates that approximate rates currently offered for loans with similar maturities.

Note 6. Income Taxes

The RMA was included in the Tax Relief Extension Act of 1999, which was enacted into law on December 17, 1999. The RMA includes numerous amendments to the provisions governing the qualification and taxation of REITs, and these amendments were effective January 1, 2001. One of the principal provisions included in the Act provides for the creation of TRS. TRS's are corporations that are permitted to engage in nonqualifying REIT activities. A REIT is permitted to own up to 100% of the voting stock in a TRS. Previously, a REIT could not own more than 10% of the voting stock of a corporation conducting nonqualifying activities. Relying on this legislation, in November 2001, the Company formed the TRS Lessee.

As a REIT, the Company generally will not be subject to corporate level Federal income tax on taxable income it distributes currently to stockholders. If the Company fails to qualify as a REIT in any taxable year, it will be subject to Federal income taxes at regular corporate rates (including any applicable alternative minimum tax) and may not be able to qualify as a REIT for four subsequent taxable years. Even if the Company qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income and property and to Federal income and excise taxes on its undistributed taxable income. In addition, taxable income of a TRS is subject to Federal, state and local income taxes.

In connection with the Company's election to be taxed as a REIT, it has also elected to be subject to the "built-in gain" rules on the assets formerly held by the old Supertel. Under these rules, taxes will be payable at the time and to the extent that the net unrealized gains on assets at the date of conversion to REIT status are recognized in taxable dispositions of such assets in the ten-year period following conversion.

At December 31, 2008, the income tax bases of the Company's assets and liabilities excluding those of TRS were approximately $298,010 and $204,864, respectively; December 31, 2007 were approximately $284,492 and $193,099, respectively.

The TRS net operating loss carryforward from December 31, 2008 as determined for Federal income tax purposes was approximately $3.0 million. The availability of such loss carryforward will begin to expire in 2023.

(Dollars in thousands, except per share data)

Note 6. Income Taxes – continued

Income tax benefit for the years ended December 31, 2008, 2007 and 2006 consists of the following:

	2008			2007			2006		
	Federal	State	Total	Federal	State	Total	Federal	State	Total
Current	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Deferred	(261)	(44)	(305)	(251)	(53)	(304)	(88)	(19)	(107)
Total benefit	$ (261)	$ (44)	$ (305)	$ (251)	$ (53)	$ (304)	$ (88)	$ (19)	$ (107)

The actual income tax benefit of the TRS for the years ended December 31, 2008, 2007 and 2006 differs from the "expected" income tax benefit (computed by applying the appropriate U.S. Federal income tax rate of 34% to earnings before income taxes) as a result of the following:

	2008	2007	2006
Computed "expected" income tax (benefit)	$ (251)	$ (258)	$ (72)
State income taxes, net Federal income tax (benefit)	(29)	(36)	(13)
Other	(25)	(10)	(22)
	$ (305)	$ (304)	$ (107)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and the deferred tax liability at December 31, 2008, 2007 and 2006 are as follows:

	2008	2007	2006
Deferred Tax Assets:			
Expenses accrued for consolidated financial statement purposes, nondeductible for tax return purposes	$ 273	$ 241	$ 144
Net operating losses carried forward for federal income tax purposes	1,289	1,083	593
Total deferred tax assets	1,562	1,324	737
Deferred Liabilities:			
Tax depreciation in excess of book depreciation	1,260	1,327	1,044
Total deferred tax liabilities	1,260	1,327	1,044
Net deferred tax assets (liabilities)	$ 302	$ (3)	$ (307)

(Dollars in thousands, except per share data)

Note 6. Income Taxes - continued

The TRS has estimated its income tax benefit using a combined federal and state rate of 39%. As of the year ended 2008, 2007 and 2006 the TRS had a deferred tax asset of $1.6 million, $1.3 million and $0.7 million, respectively, primarily due to current and past years' tax net operating losses. These loss carryforwards will expire in 2023. Management believes that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax asset and has determined that no valuation allowance is required. Reversal of the deferred tax asset in the subsequent year cannot be reasonably estimated.

Income taxes are accounted for under the asset and liability method. The Company uses an estimate of its annual effective rate based on the facts and circumstances at the time while the actual effective rate is calculated at year-end. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. There is no valuation allowance at December 31, 2008, 2007 or 2006.

On January 1, 2007, we adopted Financial Accounting Standard Board (FASB) Interpretation No. 48, *Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109* (FIN 48), which requires that all tax positions subject to uncertainty be reviewed and assessed with recognition and measurement of the tax benefit based on a "more-likely-than-not" standard. The adoption of FIN 48 did not have a material impact on the Company's consolidated financial position.

Dividends Paid

Dividends paid were $0.51 during the year ended December 31, 2008; of which $0.206 represented ordinary income, $0.093 represented capital gain distribution and $0.211 represented a nondividend distribution to shareholders. Dividends paid were $.4625 per share during the year ended December 31, 2007; of which $0.197 represented ordinary income and $.266 represented nondividend distribution to shareholders. Dividends paid were $.365 per share during the year ended December 31, 2006; of which $0.219 represented ordinary income and $.146 represented nondividend distribution to shareholders.

(Dollars in thousands, except per share data)

Note 7. Commitments and Contingencies and Other Related Party Transactions

The hotel management agreement with Royco Hotels, the manager of 108 of the Company's hotels, was amended effective January 1, 2007. The amendment, among other things, provides for: (a) the amendment of the base management fee calculation so that the base management fee is reduced as a percentage of gross hotel revenue (ranging from 4.25% to 3.0%) as revenues increase above certain thresholds; (b) the automatic extension of the term of the management agreement for five years (unless Royco Hotels elects otherwise) in the event of a specified return on SHI's hotel investment for the four years ended December 31, 2010; (c) an increase in the termination fee payable to Royco Hotels under certain circumstances equal to the greater of (i) $3.6 million less an amount equal to $.1 million multiplied by the number of months after December 31, 2006 preceding the month of termination or (ii) 50% of the base management fee paid to Royco Hotels during the twelve months prior to notice of termination; and (d) the base compensation of Royco Hotels district managers to be included in the operating expenses paid by TRS Lessee.

On May 16, 2007, Supertel Limited Partnership acquired fifteen hotels which are operated under the Masters Inn name. In connection with the acquisition, TRS, the lessee of the fifteen hotels, entered into a management agreement with HLC Hotels, Inc. ("HLC"), an affiliate of the sellers of the hotels.

Royco Hotels and HLC, independent contractors, manage our hotels pursuant to hotel management agreements with TRS Lessee. The management agreements provide that the management companies have control of all operational aspects of the hotels, including employee-related matters. Royco Hotels and HLC must generally maintain each hotel in good repair and condition and make routine maintenance, repairs and minor alterations. Additionally, Royco Hotels and HLC must operate the hotels in accordance with third party franchise agreements that cover the hotels, which includes using franchisor sales and reservation systems as well as abiding by franchisors' marketing standards. Royco Hotels and HLC may not assign their management agreements without our consent.

The management agreements generally require TRS Lessee to fund debt service, working capital needs, capital expenditures and to reimburse the management companies for all budgeted direct operating costs and expenses incurred in the operation of the hotels. TRS Lessee is responsible for obtaining and maintaining insurance policies with respect to the hotels.

Royco Management Agreement

Royco Hotels receives a monthly base management fee and an incentive management fee, if certain financial thresholds are met or exceeded. The management agreement, as amended effective January 1, 2007, provides for monthly base management fees as follows:

- 4.25% of gross hotel income for the month for up to the first $75 million of gross hotel income for a fiscal year;
- 4.00% of gross hotel income for the month for gross hotel income exceeding $75 million up to $100 million for a fiscal year; and
- 3.00% of gross hotel income for the month for gross hotel income exceeding $100 million for a fiscal year.

(Dollars in thousands, except per share data)

Note 7. Commitments and Contingencies and Other Related Party Transactions – continued

If annual net operating income exceeds 10% of our total investment in the hotels, then Royco Hotels receives an incentive management fee of 10% of the excess of net operating income up to the first $1 million, and 20% of excess net operating income above $1 million.

The management agreement expires on December 31, 2011 and, unless Royco Hotels elects not to extend the term, the term of the agreement will be extended to December 31, 2016 if (i) Royco Hotels achieves average annual net operating income of at least 10% of our total investment in the hotels during the four fiscal years ending December 1, 2011 and (ii) Royco Hotels does not default prior to December 31, 2011.

The management agreement may be terminated as follows:

- either party may terminate the management agreement if net operating income is not at least 8.5% of the Company's total investment in the hotels or if the Company undergo a change of control;
- the Company may terminate the agreement if Royco Hotels undergoes a change of control;
- the Company may terminate the agreement if tax laws change to allow a hotel REIT to self manage its properties; and
- by the non-defaulting party in the event of a default that has not been cured within the cure period.

If the Company terminates the management agreement because the Company undergoes a change of control, Royco Hotels undergoes a change of control due to the death of one of its principals, or due to a tax law change, then Royco Hotels will be entitled to a termination fee equal to the greater of (i) $3.6 million less an amount equal to $100 multiplied by the number of months after December 31, 2006 preceding the month of termination or (ii) 50% of the base management fee paid to Royco Hotels during the twelve months prior to notice of termination. Under certain circumstances, Royco Hotels will be entitled to a termination fee if the Company sells a hotel and does not acquire another hotel or replace the sold hotel within twelve months. The fee, if applicable, is equal to 50% of the base management fee paid with respect to the sold hotel during the prior twelve months.

The following are events of default under the management agreement:

- the failure of Royco Hotels to diligently and efficiently operate the hotels pursuant to the management agreement;
- the failure of either party to pay amounts due to the other party pursuant to the management agreement;
- certain bankruptcy, insolvency or receivership events with respect to either party;
- the failure of either party to perform any of their obligations under the management agreement;
- loss of the franchise license for a hotel because of Royco Hotels;

(Dollars in thousands, except per share data)

Note 7. Commitments and Contingencies and Other Related Party Transactions – continued

- failure by Royco Hotels to pay, when due, the accounts payable for the hotels for which we have previously reimbursed Royco Hotels; and
- any of the hotels fail two successive franchisor inspections if the deficiencies are within Royco Hotels's reasonable control.

With the exception of certain events of default as to which no grace period exists, if an event of default occurs and continues beyond the grace period set forth in the management agreement, the non-defaulting party has the option of terminating the agreement.

The management agreement provides that each party, subject to certain exceptions, indemnifies and holds harmless the other party against any liabilities stemming from certain negligent acts or omissions, breach of contract, willful misconduct or tortuous actions by the indemnifying party or any of its affiliates.

HLC Management Agreement

The hotel management agreement with HLC, as amended July 15, 2008, provides for HLC to operate and manage fifteen of the Masters Inn hotels through December 31, 2011. The agreement provides for HLC to receive management fees equal to 5.0% of the gross revenues derived from the operation of the hotels and incentive fees equal to 10% of the annual operating income of the hotels in excess of 10.5% of the Company's investment in the hotels.

Other

In November 2004, the Company obtained a $2.7 million loan from Village Bank, formerly known as Southern Community Bank & Trust. George R. Whittemore, Director of the Company, is a member of the Board of Directors of Village Bank. Further information about the loan from Village Bank is presented in Note 5.

The Company assumed land lease agreements in conjunction with purchases of five hotels. One lease requires monthly payments of the greater of $2 or 5% of room revenue through November 2091. A second lease requires monthly payments of $1 through 2017 with approximately $1 annual increase beginning January 1, 2018, with additional increases in 2033, 2043, 2053 and 2063. A third lease requires annual payments of $50, with increases in 2009 and 2014 with additional options. A fourth lease requires annual payments of $48, with additional increases in 2009, 2014 and 2019 with additional options. A fifth lease requires annual payments of $34, with approximately $3 increases every five years throughout twelve renewal periods. Land lease expense totaled approximately $265, $186, and $90 in 2008, 2007 and 2006, respectively, and is included in property operating expense.

(Dollars in thousands, except per share data)

As of December 31, 2008, the future minimum lease payments applicable to non-cancelable operating leases are as follows:

2009	176
2010	179
2011	179
2012	180
2013	179
Thereafter	6,159
	$ 7,052

The Company as of December 31, 2008 has agreements with six restaurants and two cell tower operators for leased space at our hotel locations. The restaurant leases have maturity dates ranging from 2011 to 2028 and the cell tower leases have maturity dates ranging from 2010 to 2011. Several of the restaurant leases have escalation clauses. Three of the escalations are based on percentages of gross sales and one is based on increases in the Consumer Price Index for all Urban Consumers. The restaurant and cell tower lease income totaled approximately $383, $224 and $68 in 2008, 2007 and 2006, respectively, and is included in room rentals and other hotel services.

As of December 31, 2008, the future minimum lease receipts from the non-cancellable restaurants and cell tower leases are as follows:

2009	209
2010	204
2011	189
2012	151
2013	77
Thereafter	1,030
	$ 1,860

Note 8. Redeemable Preferred Stock

On June 3, 2008 the Company offered and sold 332,500 shares of 10.0% Series B Cumulative Preferred Stock. The shares were sold for $25.00 per share and bear a liquidation preference of $25.00 per share. Underwriting and other costs of the offering totaled approximately $0.6 million to the Company. The net proceeds plus additional cash were used by the Company to pay an $8.5 million bridge loan with General Electric Capital Corporation. At December 31, 2008, 332,500 shares of 10.0% Series B preferred stock remained outstanding.

Dividends on the Series B preferred stock are cumulative and are payable quarterly in arrears on each March 31, June 30, September 30 and December 31, or, if not a business day, the next succeeding business day, at the annual rate of 10.0% of the $25.00 liquidation preference per share, equivalent to a fixed annual amount of $2.50 per share. Dividends on the Series B preferred stock accrue whether or not the Company has earnings, whether or not there are funds legally available for the payment of such dividends, whether or not such dividends are declared and whether or not such dividends are prohibited by agreement. Accrued but unpaid dividends on the Series B preferred stock will not bear interest.

(Dollars in thousands, except per share data)

The Series B preferred stock will, with respect to dividend rights and rights upon the Company's liquidation, dissolution or winding up, rank senior to the Company's common stock, senior to all classes or series of preferred stock issued by the Company and ranking junior to the Series B preferred stock with respect to dividend rights or rights upon the Company's liquidation, dissolution or winding up, on a parity with the Company's Series A preferred stock and with all classes or series of preferred stock issued by the Company and ranking on a parity with the Series B preferred stock with respect to dividend rights or rights upon the Company's liquidation, dissolution or winding up and junior to all of the Company's existing and future indebtedness.

The Company will not pay any distributions, or set aside any funds for the payment of distributions, on its common shares, unless it has also paid (or set aside for payment) the full cumulative distributions on the preferred shares for the current and all past dividend periods. The Series B preferred stock has no stated maturity and is not subject to any sinking fund or mandatory redemption.

The Series B preferred stock is not redeemable prior to June 3, 2013, except in certain limited circumstances relating to the maintenance of the Company's ability to qualify as a REIT as provided in the Company's articles of incorporation or a change of control (as defined in the Company's amendment to its articles of incorporation establishing the Series B preferred stock). The Company may redeem the Series B preferred stock, in whole or in part, at any time or from time to time on or after June 3, 2013 for cash at a redemption price of $25.00 per share, plus all accrued and unpaid dividends. Also, upon a change of control, each outstanding share of the Company's Series B preferred stock will be redeemed for cash at a redemption price of $25.00 per share, plus all accrued and unpaid dividends. At December 31, 2008, no events have occurred that would lead the Company to believe redemption of the preferred stock, due to a change of control or failure to maintain its REIT qualification, is probable.

Note 9. Common and Preferred Stock and Operating Partnership Units

The Company's common stock is duly authorized, full paid and non-assessable. At December 31, 2008 and 2007, members of the Board of Directors and executive officers owned approximately 16% and 15%, respectively, of the Company's outstanding common stock.

At December 31, 2008, 1,235,806 of SLP's common operating partnership units ("Common OP Units") and 177,786 of SLP's preferred operating partnership units ("Preferred OP Units") were outstanding. The combined redemption value for the Common OP Units and Preferred OP Units are $3,879 and $9,544 for 2008 and 2007, respectively. Each limited partner of SLP may, subject to certain limitations, require that SLP redeem all or a portion of his or her Common OP Units or Preferred OP Units, at any time after a specified period following the date the units were acquired, by delivering a redemption notice to SLP. When a limited partner tenders Common OP Units to SLP for redemption, the Company can, in its sole discretion, choose to purchase the units for either (1) a number of shares of Company common stock equal to the number of units redeemed (subject to certain adjustments) or (2) cash in an amount equal to the market value of the number of shares of Company common stock the limited partner would have received if the Company chose to purchase the units for common stock. The Preferred OP Units are convertible by the holders into Common OP Units on a one-for-one basis or may be redeemed for cash at $10 per unit until October 2009. The Preferred OP Units receive a preferred dividend distribution of $1.10 per preferred unit annually, payable on a monthly basis and do not participate in the allocations of profits and losses of SLP. During 2008 and 2007, no Common OP Units were redeemed for common shares of SHI. There were 17,824 Preferred OP Units redeemed for cash in December 2008, and no Preferred OP Units were redeemed for cash or converted to common units during 2007. The Company has agreed to allow the redemption of the 109,615 Preferred

(Dollars in thousands, except per share data)

OP Units at any time, subject to a 60-day notification period.

On December 30, 2005 the Company offered and sold 1,521,258 shares of 8% Series A preferred stock. The shares were sold for $10.00 per share and bear a liquidation preference of $10.00 per share. Underwriting and other costs of the offering totaled $1.2 million. The proceeds were used to reduce borrowings under the Company's revolving credit facility with Great Western Bank. At December 31, 2008, 2007 and 2006, 803,270, 932,026 and 1,515,258 shares respectively, of Series A preferred stock remained outstanding.

Dividends on the Series A preferred stock are cumulative and are payable monthly in arrears on the last day of each month, at the annual rate of 8% of the $10.00 liquidation preference per share, equivalent to a fixed annual amount of $.80 per share. Dividends on the Series A preferred stock accrue regardless of whether or not the Company has earnings, whether there are funds legally available for the payment of such dividends and whether or not such dividends are declared. Unpaid dividends will accumulate and bear additional dividends at 8%, compounded monthly.

The Series A preferred stock with respect to dividend rights and rights upon the Company's liquidation, dissolution or winding up, ranks senior to all classes or series of the Company's common stock, senior or on parity with all other classes or series of preferred stock and junior to all of the Company's existing and future indebtedness. Upon liquidation all Series A preferred stock will be entitled to $10.00 per share plus accrued but unpaid dividends. The Company will not pay any distributions, or set aside any funds for the payment of distributions, on its common shares unless it has also paid (or set aside for payment) the full cumulative distributions on the preferred shares for the current and all past dividend periods. The outstanding preferred shares do not have any maturity date, and are not subject to mandatory redemption.

Each share of Series A preferred stock was convertible in whole or in part, at any time at the option of the holders thereof, into common stock at a conversion price of $5.66 per share of common stock (equivalent to a conversion rate of 1.77 shares of common stock for each share of Series A convertible preferred stock) subject to certain adjustments. The conversion rights of the Series A preferred stock were cancelled as of February 20, 2009. The Company may not optionally redeem the Series A preferred shares prior to January 1, 2009, except in limited circumstances to preserve its status as a REIT.

The conversion rights of the holders of the Series A preferred stock were subject to cancellation on or after December 31, 2008 if the closing price of the Company common stock on the Nasdaq Global Market exceeds $7.36 for at least 20 trading days within any period of 30 consecutive trading days. The Company issued a conversion cancellation notice to holders of the Series A convertible preferred stock and the conversion rights were cancelled as of February 20, 2009. The Series A preferred stock will be redeemable on or after January 1, 2009 for cash, at the Company's option, in whole or from time to time in part, at $10.00 per share, plus accrued and unpaid dividends to the redemption date.

On December 30, 2005, the Company issued warrants to Anderson & Strudwick Incorporated, the selling agent for the Company in its public offering of the Series A Preferred Stock, to purchase 126,311 shares of Series A preferred stock. The warrants were exercisable until December 31, 2010 at $12.00 per share of Series A preferred stock. The warrants could not be sold, transferred, pledged, assigned or hypothecated for a period of one year after their issuance, except to officers of the selling agent. During 2007 the warrants were fully exercised.

The Company also has Series B preferred stock outstanding. See Note 8.

Note 10. Stock-Based Compensation

Upon initial issuance of stock options on May 25, 2006, the Company adopted the provisions of Statement of Financial Accounting Standards No. 123R ("SFAS 123R"), "Share-Based Payments," which requires the measurement and recognition of compensation expense for all share-based payment awards to employees and directors based on estimated fair values.

Options

The Company has a 2006 Stock Plan (the "Plan") which has been approved by the Company's shareholders. The Plan authorized the grant of stock options, stock appreciation rights, restricted stock and stock bonuses for up to 200,000 shares of common stock.

As of December 31, 2008, 195,000 stock options have been awarded under the Plan. The exercise price is equal to the average of the high and low sales price of the stock as reported on the National Association of Securities Dealers Automated Quotation system (NASDAQ) on the grant date. A total of 192,143 shares of common stock have been reserved for issuance pursuant to the Plan with respect to the granted options. There is no intrinsic value for the vested options as of December 31, 2008. The following table summarizes the options awarded:

	Options Grant Date		
	05/22/08	05/24/07	05/25/06
Awarded Options	30,000	65,000	100,000
Exercise Price	$ 5.28	$ 7.55	$ 5.89
Date Vested	12/31/08	12/31/07	12/31/06
Expiration Date	05/22/12	05/24/11	05/25/10

The Company records compensation expense for stock options based on the estimated fair value of the options on the date of grant using the Black-Scholes option-pricing model. The Company uses historical data among other factors to estimate the expected price volatility, the expected option life, the dividend rate and expected forfeiture rate. The risk-free rate is based on the U.S. Treasury yield in effect at the time of grant for the estimated life of the option. The following table summarizes the estimates used in the Black-Scholes option-pricing model related to the 2008, 2007 and 2006 grants:

	Grant Date		
	05/22/08	05/24/07	05/25/06
Volatility	20.00%	20.00%	22.00%
Expected dividend yield	6.54%	5.90%	6.20%
Expected term (in years)	4.00	3.94	3.92
Risk free interest rate	3.04%	4.80%	4.82%

The following table summarizes the Company's activities with respect to its stock options for the year ended December 31, 2008 as follows (in thousands, except per share and share data):

(Dollars in thousands, except per share data)

	Shares	Weighted-Average Exercise Price	Aggregate Fair Value
Outstanding at December 31, 2007	162,143	$ 6.56	$ 121
Granted	30,000	5.28	12
Exercised	-	-	-
Forfeited or expired	-	-	-
Outstanding at December 31, 2008	192,143	$ 6.36	$ 133
Exercisable at December 31, 2008	192,143	$ 6.36	$ 133

Share-Based Compensation Expense

The expense recognized in the consolidated financial statements for the share-based compensation related to employees and directors for the years ended December 31, 2008, 2007 and 2006 was $12, $54 and $69, respectively.

Supertel Hospitality, Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
December 31, 2008, 2007 and 2006
(Dollars in thousands, except per share data)

Note 11. Supplementary Data

The following tables present our unaudited quarterly results of operations for 2008 and 2007:

	Quarters Ended (unaudited) March 31, 2008	June 30, 2008	September 30, 2008	December 31, 2008	YTD 2008
2008					
Revenues	$ 27,187	$ 33,757	$ 34,343	$ 26,640	$ 121,927
Expenses	28,909	31,268	32,000	28,520	120,697
Earnings (loss) before net losses on disposition of assets, other income, minority interest and income tax expense (benefit)	(1,722)	2,489	2,343	(1,880)	1,230
Net gains (losses) on dispositions of assets	2	(1)	(3)	-	(2)
Other income	31	32	28	38	129
Impairment losses				(250)	(250)
Minority interest	19	(184)	(169)	170	(164)
Earnings (loss) from continuing operations before income taxes	(1,670)	2,336	2,199	(1,922)	943
Income tax expense (benefit)	(707)	317	174	(650)	(866)
Earnings (loss) from continuing operations	(963)	2,019	2,025	(1,272)	1,809
Discontinued operations	70	104	63	4,610	4,847
Net earnings (loss)	(893)	2,123	2,088	3,338	6,656
Preferred stock dividend	(186)	(236)	(369)	(369)	(1,160)
Net earnings (loss) available to common shareholders	$ (1,079)	$ 1,887	$ 1,719	$ 2,969	5,496
NET EARNINGS (LOSS) PER COMMON SHARE - BASIC AND DILUTED:					
EPS from continuing operations *	$ (0.05)	$ 0.09	$ 0.08	$ (0.08)	$ 0.03
EPS from discontinued operations *	$ -	$ -	$ -	$ 0.22	$ 0.23
EPS Basic and diluted	$ (0.05)	$ 0.09	$ 0.08	$ 0.14	$ 0.26

*Quarterly EPS data does not add to total year, due to rounding

Supertel Hospitality, Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
December 31, 2008, 2007 and 2006
(Dollars in thousands, except per share data)

	Quarters Ended (unaudited)				
	March 31, 2007	June 30, 2007	September 30, 2007	December 31, 2007	YTD 2007
2007					
Revenues	$ 18,527	$ 29,808	$ 33,116	$ 26,705	$ 108,156
Expenses	19,515	27,080	30,298	27,673	104,566
Earnings (loss) before net gains (losses) on disposition of assets, other income, minority interest and income tax expense (benefit)	(988)	2,728	2,818	(968)	3,590
Net gains (losses) on dispositions of assets	-	1	(12)	(4)	(15)
Other income	35	42	38	62	177
Minority interest	(39)	(88)	(157)	(27)	(311)
Earnings (loss) from continuing operations before income taxes	(992)	2,683	2,687	(937)	3,441
Income tax expense (benefit)	(544)	415	322	(514)	(321)
Earnings (loss) from continuing operations	(448)	2,268	2,365	(423)	3,762
Discontinued operations	55	138	115	8	316
Net earnings (loss)	(393)	2,406	2,480	(415)	4,078
Preferred stock dividend	(290)	(248)	(211)	(199)	(948)
Net earnings (loss) available to common shareholders	$ (683)	$ 2,158	$ 2,269	$ (614)	3,130
NET EARNINGS (LOSS) PER COMMON SHARE - BASIC AND DILUTED:					
EPS from continuing operations	$ (0.03)	$ 0.10	$ 0.11	$ (0.03)	$ 0.14
EPS from discontinued operations	$ -	$ 0.01	$ -	$ -	$ 0.01
EPS Basic and diluted	$ (0.03)	$ 0.11	$ 0.11	$ (0.03)	$ 0.15

Note 12. Subsequent Events

The Series A preferred stock, (NASDAQ SPPRP), conversion rights were cancelled as of February 20, 2009. See Note 9.

Supertel Hospitality, Inc. and Subsidiaries
SCHEDULE III – REAL ESTATE AND ACCUMULATED DEPRECIATION
As of December 31, 2008

		Initial Cost		Costs Subsequent to Acquisition		Gross Amount at December 31, 2008			
Hotel and Location	Encum-brance	Land	Buildings & Improvements	Land	Buildings & Improvements	Land	Buildings & Improvements	Accumulated Depreciation	Net Book Value
Comfort Inn									
Minocqua, Wisconsin	GWB	$ 214,505	$ 1,458,389	$ -	339,693	$ 214,505	$ 1,798,082	$ (808,543)	$ 1,204,044
Sheboygan, Wisconsin	GWB	286,970	1,716,782	-	356,948	286,970	2,073,730	(943,518)	1,417,182
Chambersburg, Pennsylvania	GRW	89,000	2,346,362	-	331,062	89,000	2,677,424	(881,716)	1,884,708
Culpeper, Virginia	GRW	182,264	2,142,652	-	560,613	182,264	2,703,265	(909,049)	1,976,480
Dahlgren, Virginia	VB	327,514	2,489,390	-	388,895	327,514	2,878,285	(1,149,893)	2,055,906
Dublin, Virginia	VB	152,239	3,700,710	-	1,101,810	152,239	4,802,520	(2,021,064)	2,933,696
Farmville, Virginia	GRW	253,618	2,162,087	-	560,127	253,618	2,722,214	(1,110,464)	1,865,368
Morgantown, West Virginia	GRW	398,322	3,853,651	-	892,256	398,322	4,745,907	(1,863,680)	3,280,549
New Castle, Pennsylvania	GRW	56,648	4,101,254	-	667,044	56,648	4,768,298	(1,598,157)	3,226,789
Princeton, West Virginia	GRW	387,567	1,774,501	-	688,888	387,567	2,463,389	(1,046,752)	1,804,203
Rocky Mount, Virginia	GRW	193,841	2,162,429	-	175,533	193,841	2,337,962	(858,753)	1,673,050
Solomons, Maryland	GRW	2,303,990	2,988,255	-	1,908,170	2,303,990	4,896,425	(2,273,805)	4,926,610
Erlanger, Kentucky	GWB	750,000	2,822,201	-	589,572	750,000	3,411,773	(542,002)	3,619,772
Fayetteville, North Carolina	CITI	725,000	3,910,514	-	360,809	725,000	4,271,323	(667,812)	4,328,512
Fayetteville Car Wash, North Carolina	CITI	-	164,128	-	2,396	-	166,524	(38,876)	127,648
Ellsworth, Maine	GE MOA	347,000	2,210,109	-	223,137	347,000	2,433,246	(165,719)	2,614,527
Alexandria, Virginia	WA BMI	2,500,000	9,373,060	-	1,541,203	2,500,000	10,914,263	(618,532)	12,795,731
Glasgow, Kentucky	GE 3CI	500,000	2,456,305	-	297,780	500,000	2,754,085	(94,803)	3,159,282
Super 8									
Creston, Iowa	GRW	56,000	840,580	89,607	2,279,875	145,607	3,120,455	(1,646,416)	1,619,646
Columbus, Nebraska	GWB	51,716	571,178	51,666	719,598	103,382	1,290,776	(847,530)	546,628
O'Neill, Nebraska	GRW	75,000	667,074	46,075	1,096,265	121,075	1,763,339	(947,630)	936,783
Omaha, Nebraska	FNB	164,034	1,053,620	-	1,256,513	164,034	2,310,133	(1,576,899)	897,268
Lincoln, Nebraska (West "O")	GWB	139,603	1,234,988	63,153	937,161	202,756	2,172,149	(1,348,564)	1,026,341
Lincoln, Nebraska (Cornhusker)	GWB	226,174	1,068,520	271,817	1,820,742	497,991	2,889,262	(1,660,704)	1,726,549
Keokuk, Iowa	GRW	55,000	642,783	71,175	632,283	126,175	1,275,066	(826,866)	574,375
Iowa City, Iowa	GRW	227,290	1,280,365	-	590,517	227,290	1,870,882	(1,260,505)	837,668
Omaha, Nebraska (Ak-sar-ben)	GWB	203,453	1,054,497	-	321,168	203,453	1,375,665	(902,957)	676,161
Kirksville, Missouri	GWB	151,225	830,457	-	291,768	151,225	1,122,225	(737,919)	535,531
Burlington, Iowa	GRW	145,000	867,116	-	342,004	145,000	1,209,120	(786,739)	567,382
Sedalia, Missouri	GWB	185,025	917,809	-	638,433	185,025	1,556,242	(939,874)	801,393
Hays, Kansas	FNB	317,762	1,133,765	19,519	462,035	337,281	1,595,800	(994,643)	938,437
Moberly, Missouri	GWB	60,000	1,075,235	-	357,100	60,000	1,432,335	(927,841)	564,494
Pittsburg, Kansas	GRW	130,000	852,131	-	293,760	130,000	1,145,891	(740,257)	535,634
Manhattan, Kansas	FNB	261,646	1,254,175	(10,000)	564,414	251,646	1,818,589	(1,066,156)	1,004,079
Clinton, Iowa	GRW	135,153	805,067	(46,089)	328,446	89,064	1,133,513	(713,898)	508,679
Mt. Pleasant, Iowa	GRW	85,745	536,064	21,507	509,455	107,252	1,045,519	(658,580)	494,191
Wichita, Kansas	FNB	435,087	1,806,979	-	713,206	435,087	2,520,185	(1,550,534)	1,404,738
Kingdom City, Missouri	FNB	176,970	877,287	-	347,750	176,970	1,225,037	(713,851)	688,155

Supertel Hospitality, Inc. and Subsidiaries
SCHEDULE III – REAL ESTATE AND ACCUMULATED DEPRECIATION - CONTINUED
As of December 31, 2008

		Initial Cost		Costs Subsequent to Acquisition		Gross Amount at December 31, 2008			
Hotel and Location	Encum-brance	Land	Buildings & Improvements	Land	Buildings & Improvements	Land	Buildings & Improvements	Accumulated Depreciation	Net Book Value
Super 8 - Continued									
Lenexa, Kansas	GWB	454,113	1,722,866	-	416,413	454,113	2,139,279	(1,332,410)	1,260,982
Pella, Iowa	GRW	61,853	664,610	-	155,210	61,853	819,820	(511,346)	370,327
Storm Lake, Iowa	GRW	90,033	819,202	33,394	574,623	123,427	1,393,825	(733,399)	783,853
West Plains, Missouri	GWB	112,279	861,178	-	201,000	112,279	1,062,178	(615,004)	559,453
Jefferson City, Missouri	GWB	264,707	1,206,886	-	331,154	264,707	1,538,040	(925,851)	876,896
El Dorado, Kansas	FNB	96,764	418,333	467	615,991	97,231	1,034,324	(564,445)	567,110
Wayne, Nebraska	FNB	79,127	685,135	-	177,565	79,127	862,700	(474,742)	467,084
Batesville, Arkansas	GWB	81,483	811,371	-	206,275	81,483	1,017,646	(530,780)	568,348
Fayetteville, Arkansas	GWB	255,731	1,549,271	-	300,817	255,731	1,850,088	(940,086)	1,165,733
Omaha, Nebraska (West Dodge)	GWB	593,518	1,758,275	-	344,184	593,518	2,102,459	(1,046,934)	1,649,044
Watertown, South Dakota	FNB	51,237	1,296,312	-	537,951	51,237	1,834,263	(873,814)	1,011,685
Norfolk, Nebraska	GRW	226,971	1,587,581	-	496,718	226,971	2,084,299	(924,086)	1,387,183
Park City, Kansas	FNB	275,962	891,933	-	506,939	275,962	1,398,872	(702,425)	972,409
Muscatine, Iowa	GWB	204,890	1,616,090	-	316,300	204,890	1,932,390	(871,192)	1,266,088
Fort Madison, Iowa	GWB	104,855	871,075	-	247,317	104,855	1,118,392	(506,550)	716,697
Parsons, Kansas	FNB	167,849	1,195,484	-	213,142	167,849	1,408,626	(600,405)	976,070
Portage, Wisconsin	GRW	203,032	1,839,321	-	279,568	203,032	2,118,889	(871,977)	1,449,944
Antigo, Wisconsin	GWB	234,605	1,485,579	-	296,093	234,605	1,781,672	(782,700)	1,233,577
Shawano, Wisconsin	GRW	244,935	1,672,123	-	262,906	244,935	1,935,029	(831,664)	1,348,299
Tomah, Wisconsin	GWB	211,975	2,079,714	(59,834)	424,725	152,141	2,504,439	(1,009,082)	1,647,498
Menomonie, Wisconsin	GRW	451,520	2,398,446	-	312,004	451,520	2,710,450	(1,001,838)	2,160,131
Neosho, Missouri	WF	232,000	1,416,216	-	224,294	232,000	1,640,510	(617,901)	1,254,609
Anamosa, Iowa	SBA	49,981	1,150,688	-	45,446	49,981	1,196,134	(412,077)	834,037
Charles City, Iowa	FCNB	95,363	1,543,872	-	5,533	95,363	1,549,405	(571,365)	1,073,403
Clarinda, Iowa	GWB	75,000	1,276,923	-	87,493	75,000	1,364,416	(164,444)	1,274,972
Billings, Montana	GE MOA	518,000	4,807,220	-	99,373	518,000	4,906,593	(313,727)	5,110,866
Boise, Idaho	GE MOA	612,000	5,709,976	-	73,602	612,000	5,783,578	(353,683)	6,041,895
Columbus, Georgia	GE MOA	441,000	4,173,299	-	169,551	441,000	4,342,850	(277,704)	4,506,146
Terre Haute, Indiana	GE MOA	547,000	4,976,600	-	276,128	547,000	5,252,728	(356,003)	5,443,726
Green Bay, Wisconsin	GE-GB	570,000	2,784,052	-	13,719	570,000	2,797,771	(109,858)	3,257,914
Sleep Inn									
Omaha, Nebraska	WF	400,000	3,275,773	-	305,994	400,000	3,581,767	(542,573)	3,439,194
Louisville, Kentucky	GE LSI	350,000	1,288,002	-	388,619	350,000	1,676,621	(72,700)	1,953,921
Holiday Inn Express									
Gettysburg, Pennsylvania	SUS	59,634	1,832,171	-	382,818	59,634	2,214,989	(877,743)	1,396,880
Harlan, Kentucky	GRW	-	2,949,276	-	764,121	-	3,713,397	(1,351,297)	2,362,100
Danville, Kentucky	GRW	155,717	2,971,403	-	651,822	155,717	3,623,225	(1,395,295)	2,383,647

Supertel Hospitality, Inc. and Subsidiaries
SCHEDULE III – REAL ESTATE AND ACCUMULATED DEPRECIATION - CONTINUED
As of December 31, 2008

		Initial Cost		Costs Subsequent to Acquisition		Gross Amount at December 31, 2008			
Hotel and Location	Encum-brance	Land	Buildings & Improvements	Land	Buildings & Improvements	Land	Buildings & Improvements	Accumulated Depreciation	Net Book Value
Hampton Inn									
Cleveland, Tennessee	GRW	212,914	2,370,499	-	900,090	212,914	3,270,589	(1,244,744)	2,238,759
Shelby, North Carolina	GRW	253,921	2,782,042	-	972,636	253,921	3,754,678	(1,576,678)	2,431,921
Comfort Suites									
Dover, Delaware	GRW	337,113	5,179,187	-	61,289	337,113	5,240,476	(1,797,457)	3,780,131
Ft. Wayne, Indiana	CITI	1,200,000	4,803,605	-	558,971	1,200,000	5,362,576	(1,013,644)	5,548,932
Lafayette, Indiana	CITI	850,000	3,473,808	-	152,883	850,000	3,626,691	(553,436)	3,923,255
Marion, Indiana	CITI	430,000	1,945,383	-	261,641	430,000	2,207,024	(474,834)	2,162,189
South Bend, Indiana	GE SB	500,000	11,512,314	-	242,278	500,000	11,754,592	(1,467,590)	10,787,002
Warsaw, Indiana	CITI	650,000	2,500,570	-	224,553	650,000	2,725,123	(476,660)	2,898,463
Louisville, Kentucky	GE 3CI	500,000	2,186,715	-	713,101	500,000	2,899,816	(111,407)	3,288,409
Ramada									
Ellenton, Florida	GRW	546,945	2,293,464	-	895,719	546,945	3,189,183	(1,363,121)	2,373,007
Guest House Inn									
Ellenton, Florida	GRW	290,373	2,102,371	-	223,491	290,373	2,325,862	(781,748)	1,834,486
Jackson, Tennessee	GRW	261,506	3,430,541	-	705,392	261,506	4,135,933	(2,015,925)	2,381,514
Tara Inn & Suites									
Jonesboro, Georgia	GWB	685,000	5,357,276	-	48,292	685,000	5,405,568	(386,070)	5,704,498
Baymont Inn									
Brooks, Kentucky	GE 3CI	500,000	2,008,474	-	384,122	500,000	2,392,596	(107,651)	2,784,945
Days Inn									
Farmville, Virginia	GRW	384,591	1,967,727	-	372,688	384,591	2,340,415	(857,643)	1,867,362
Alexandria, Virginia	WA BMI	2,500,000	6,544,271	-	1,503,472	2,500,000	8,047,743	(485,096)	10,062,647
Fredericksburg South, Virginia	WA BMI	1,510,000	1,786,979	-	594,735	1,510,000	2,381,714	(151,192)	3,740,522
Shreveport, Louisiania	WA BMI	1,250,000	2,964,484	-	1,084,669	1,250,000	4,049,153	(302,214)	4,996,939
Bossier City, Louisiania	NON	1,025,000	5,117,686	-	1,228,242	1,025,000	6,345,928	(410,230)	6,960,698
Fredericksburg North, Virginia	WF	650,000	3,142,312	-	841,445	650,000	3,983,757	(229,227)	4,404,530
Ashland, Kentucky	GE 2DI	320,000	1,303,003	-	353,037	320,000	1,656,040	(89,254)	1,886,786
Glasgow, Kentucky	GE 2DI	425,000	2,206,805	-	121,342	425,000	2,328,146	(94,094)	2,659,052
Sioux Falls, Airport	GE SF	-	2,397,714	-	167,859	-	2,565,573	(110,773)	2,454,799
Sioux Falls, Empire	GE SF	480,000	1,988,692	-	172,215	480,000	2,160,907	(97,196)	2,543,711

Supertel Hospitality, Inc. and Subsidiaries
SCHEDULE III – REAL ESTATE AND ACCUMULATED DEPRECIATION - CONTINUED
As of December 31, 2008

		Initial Cost		Costs Subsequent to Acquisition		Gross Amount at December 31, 2008			
Hotel and Location	Encum-brance	Land	Buildings & Improvements	Land	Buildings & Improvements	Land	Buildings & Improvements	Accumulated Depreciation	Net Book Value
Extended Stay-Savanna Suites									
Atlanta, Georgia	GE PINE	* 1,865,000	3,997,960	-	89,938	1,865,000	4,087,898	(410,344)	5,542,554
Augusta, Georgia	GE SS	750,000	3,816,246	-	103,350	750,000	3,919,596	(327,953)	4,341,643
Chamblee, Georgia	GE SS	1,650,000	3,563,648	-	89,297	1,650,000	3,652,945	(366,855)	4,936,090
Greenville, South Carolina	GE SS	550,000	3,408,375	-	51,531	550,000	3,459,906	(296,228)	3,713,678
Jonesboro, Georgia	GE SS	875,000	2,978,463	-	107,942	875,000	3,086,405	(250,493)	3,710,913
Savannah, Georgia	GE SS	1,250,000	4,052,678	-	78,504	1,250,000	4,131,182	(321,674)	5,059,507
Stone Mountain, Georgia	GE SS	725,000	3,840,600	-	80,975	725,000	3,921,575	(354,058)	4,292,517
Supertel Inn									
Jane, Missouri	WF	680,000	1,571,500	-	15,072	680,000	1,586,572	(165,578)	2,100,994
Neosho, Missouri	WF	180,000	1,835,800	-	32,348	180,000	1,868,148	(165,641)	1,882,508
Creston, Iowa	GWB	234,866	2,708,224	-	7,480	234,866	2,715,704	(335,328)	2,615,242
Key West Inns									
Key Largo, Florida	GRW	339,425	3,238,530	-	924,408	339,425	4,162,938	(1,462,345)	3,040,018
Masters									
Augusta, Georgia	GE Masters	350,000	1,067,896	-	66,851	350,000	1,134,747	(102,704)	1,382,042
Columbia-I26, South Carolina	GE Masters	450,000	1,395,861	-	69,717	450,000	1,465,578	(114,040)	1,801,539
Columbia-Knox Abbot Dr, South Carolina	GE Masters		1,474,612	-	101,316	-	1,575,928	(161,852)	1,414,076
Charleston North, South Carolina	GE Masters	700,000	2,895,079	-	127,892	700,000	3,022,971	(193,245)	3,529,727
Doraville, Georgia	GE Masters	420,000	1,523,435	-	102,171	420,000	1,625,606	(109,458)	1,936,149
Garden City, Georgia	GE Masters	570,000	2,443,603	-	96,214	570,000	2,539,817	(164,558)	2,945,259
Kissimmee-East, Florida	GE Masters	590,000	1,146,753	-	46,309	590,000	1,193,062	(134,290)	1,648,771
Kissimmee-Main Gate, Florida	GE Masters	410,000	1,046,601	-	38,194	410,000	1,084,795	(97,533)	1,397,261
Marietta, Georgia	GE Masters	400,000	1,836,260	-	91,276	400,000	1,927,536	(125,408)	2,202,129
Mt Pleasant, South Carolina	GE Masters	725,000	5,112,136	-	83,807	725,000	5,195,943	(264,782)	5,656,161
Orlando Int'l Drive, Florida	GE Masters	610,000	2,988,230	-	45,786	610,000	3,034,016	(178,404)	3,465,612
Tampa East, Florida	GE Masters	192,416	3,413,132	-	26,486	192,416	3,439,618	(202,807)	3,429,228
Tampa Fairgrounds, Florida	GE Masters	580,000	3,018,614	-	42,890	580,000	3,061,504	(181,300)	3,460,204
Tucker, Georgia	GE Masters	510,000	2,699,751	-	94,906	510,000	2,794,657	(165,019)	3,139,638
Tuscaloosa Alabama	GE Masters	740,000	4,025,844	-	79,266	740,000	4,105,110	(238,249)	4,606,861
Cave City, Kentucky	NON	249,000	377,197	-	222,009	249,000	599,206	(67,975)	780,231
Subtotal Hotel Properties		53,881,565	288,847,623	552,457	54,677,984	54,434,022	343,525,607	(85,664,606)	312,295,023
Construction in Progress		-	-	-	680,632	-	680,632	-	680,632
Office building	BF	68,765	1,516,627	-	646,343	68,765	2,162,970	(1,326,336)	905,400
Total		$ 53,950,330	$ 293,148,302	$ 552,457	$ 53,220,907	$ 54,502,787	$ 346,369,209	$ (86,990,942)	$ 313,881,054

* Atlanta Land includes value of land lease

Supertel Hospitality, Inc. and Subsidiaries
SCHEDULE III – REAL ESTATE AND ACCUMULATED DEPRECIATION - CONTINUED
As of December 31, 2008

Encumbrance codes refer to the following lenders:

GRW	Greenwich Capital Loan	FNB	First National Bank of Omaha
BF	Bank First	SUS	Susquehanna Bank
GWB	Great Western Bank	FCNB	First Citizens National Bank
VB	Village Bank	SBA	Small Business Administration
NON	Unencumbered	CITI	Citigroup Global Markets Realty
GE SB	GE Capital Franchise Finance	WF	Wells Fargo Bank
GE SS	GE Capital Corporation	WA BMI	Wachovia
GE Pine	GE Capital Corporation	GE MOA	GE Capital Corporation
GE Masters	GE Capital Corporation	GE SF	GE Capital Corporation
GE GB	GE Capital Corporation	GE 3CI	GE Capital Corporation
GE LSI	GE Capital Corporation	GE 2 DI	GE Capital Corporation

Supertel Hospitality, Inc. and Subsidiaries
NOTES TO SCHEDULE III – REAL ESTATE AND ACCUMULATED DEPRECIATION
As of December 31, 2008

	ASSET BASIS		Total
(a)	**Balance at December 31, 2005**	$	205,169,450
	Additions to buildings and improvements		49,638,065
	Disposition of buildings and improvements		(566,515)
	Impairment loss		-
	Balance at December 31, 2006	$	254,241,000
	Additions to buildings and improvements	$	122,445,987
	Disposition of buildings and improvements		(447,207)
	Impairment loss		-
	Balance at December 31, 2007	$	376,239,780
	Additions to buildings and improvements	$	34,157,694
	Disposition of buildings and improvements		(9,275,478)
	Impairment loss		(250,000)
	Balance at December 31, 2008	$	400,871,996

	ACCUMULATED DEPRECIATION		Total
(b)	**Balance at December 31, 2005**	$	55,399,384
	Depreciation for the period ended December 31, 2006		8,667,617
	Depreciation on assets sold or disposed		(558,284)
	Balance at December 31, 2006	$	63,508,717
	Depreciation for the period ended December 31, 2007		12,204,660
	Depreciation on assets sold or disposed		(418,324)
	Balance at December 31, 2007	$	75,295,053
	Depreciation for the period ended December 31, 2008		14,979,630
	Depreciation on assets sold or disposed		(3,283,741)
	Balance at December 31, 2008	$	86,990,942

(c) The aggregate cost of land, buildings, furniture and equipment for Federal income tax purposes is approximately $397 million.

(d) Depreciation is computed based upon the following useful lives:

Buildings and improvements	15 - 40 years
Furniture and equipment	3 - 12 years

(e) The Company has mortgages payable on the properties as noted. Additional mortgage information can be found in Note 5 to the consolidated financial statements.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation was performed under the supervision of management, with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as defined in Rule 13a-15 of the rules promulgated under the Securities and Exchange Act of 1934, as amended. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that as of the end of the period covered by this report, the Company's disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by the Company in the reports the Company files or submits under the Securities Exchange Act of 1934 was (1) accumulated and communicated to management, including the Company's Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosures and (2) recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms. No changes in the Company's internal controls over financial reporting occurred during the last fiscal quarter covered by this report that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Management's Report On Internal Control Over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Securities Exchange Act Rule 13a-15(f). The Company carried out an evaluation under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Company's internal control over financial reporting. The Company's management used the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations (COSO) to perform this evaluation. Based on that evaluation, the Company's management concluded that the Company's internal control over financial reporting was effective as of December 31, 2008.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2008 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report, a copy of which is included in this Annual Report on Form 10-K.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Supertel Hospitality, Inc.:

We have audited Supertel Hospitality, Inc.'s (the Company) internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Supertel Hospitality, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Supertel Hospitality, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Supertel Hospitality, Inc. and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2008, and our report dated March 16, 2009 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Omaha, Nebraska
March 16, 2009

Item 9B. Other Information

Because this Annual Report on Form 10-K is being filed within four business days after the applicable triggering events, the information below is being disclosed under this Item 9B instead of under Item 1.01 (Entry into a Material Definitive Agreement) of Form 8-K.

The Company received waivers and modifications to certain of its financial covenants with certain of its lenders on March 10, 2009 and certain of the Company's loans were amended on March 16, 2009, as described in, and incorporated herein by reference from, Item 7 of this Annual Report on Form 10-K under "Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources."

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Information concerning the directors and executive officers of the Company is incorporated by reference from information relating to executive officers of the Company set forth in Part I of this Form 10-K and to the Company's Proxy Statement for the 2009 Annual Meeting of Stockholders (the "2009 Proxy Statement") under the captions "Corporate Governance" and "Election of Directors."

The Company has adopted a Code of Business Conduct and Ethics that applies to the Company's Chief Executive Officer and Chief Financial Officer and has posted the Code of Business Conduct and Ethics on its Web site. The Company intends to satisfy the disclosure requirement under Item 10 of Form 8-K relating to amendments to or waivers from any provision of the Code of Business Conduct and Ethics applicable to the Company's Chief Executive Officer and Chief Financial Officer by posting that information on the Company's Web site at www.supertelinc.com.

Item 11. Executive Compensation

Information regarding executive and director compensation is incorporated by reference to the 2009 Proxy Statement under the captions "Compensation Discussion and Analysis," "Compensation Committee Report," "Summary Compensation Table," "Grants of Plan-Based Awards," "Outstanding Equity Awards at Fiscal Year-end," and "Director Compensation."

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Information regarding the stock ownership of each person known to the Company to be the beneficial owner of more than 5% of the Common Stock, of each director and executive officer of Supertel Hospitality, Inc., and all directors and executive officers as a group, is incorporated by reference to the 2009 Proxy Statement under the caption "Ownership of the Company's Common Stock By Management and Certain Beneficial Owners."

Equity Compensation Plan Information

The following table provides information about the Company's common stock that may be issued upon exercise of options, warrants and rights under existing equity compensation plans as of December 31, 2008.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation (including securities plans reflected in column(a)) (c)
Equity compensation plans approved by security holders	192,143	$6.36	5,000
Equity compensation plans not approved by security holders	-	-	-
Total	192,143	$6.36	5,000

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this item is incorporated by reference to the 2009 Proxy Statement under the caption "Corporate Governance."

Item 14. Principal Accountant Fees and Services

The information required by this item is incorporated by reference to the 2009 Proxy Statement under the caption "Independent Public Registered Accounting Firm."

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) Financial Statements and Schedules.

Exhibits.

3.1(b) Second Amended and Restated Articles of Incorporation of the Company, as amended (incorporated herein by reference to Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2008).

3.2 Bylaws of the Company (incorporated herein by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K dated December 6, 2007).

10.1 Third Amended and Restated Agreement of Limited Partnership of Supertel Limited Partnership, as amended (incorporated herein by reference to Exhibit 10.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 2005).

10.2 Form of Master Lease Agreement made as of January 1, 2002 by and between Supertel Limited Partnership, E&P Financing Limited Partnership, Solomons Beacon Inn Limited Partnership and TRS Leasing, Inc. (incorporated herein by reference to Exhibit 10.2 to the Company's Annual Report on Form 10-K for the year ended December 31, 2006).

10.3 Loan Agreement dated as of November 26, 2002 by and among Solomons Beacon Inn Limited Partnership, TRS Subsidiary, LLC and Greenwich Capital Financial Products, Inc. (incorporated herein by reference to Exhibit 10.3 to the Company's Annual Report on Form 10-K for the year ended December 31, 2007).

10.4 Promissory Note dated as of November 26, 2002 between Solomons Beacon Inn Limited Partnership, TRS Subsidiary, LLC and Greenwich Capital Financial Products, Inc. (incorporated herein by reference to Exhibit 10.4 to the Company's Annual Report on Form 10-K for the year ended December 31, 2007).

10.5 Guaranty of Recourse Obligations dated as of November 26, 2002 made by the Company in favor of Greenwich Capital Financial Products, Inc. (incorporated herein by reference to Exhibit 10.5 to the Company's Annual Report on Form 10-K for the year ended December 31, 2007).

10.6 Pledge and Security Agreement dated as of November 26, 2002 by the Company, Supertel Limited Partnership, TRS Leasing, Inc. and Solomons GP, LLC, for the benefit of Greenwich Capital Financial Products, Inc. (incorporated herein by reference to Exhibit 10.6 to the Company's Annual Report on Form 10-K for the year ended December 31, 2007).

10.7 Master Lease Agreement dated as of November 26, 2002 between Solomons Beacon Inn Limited Partnership and TRS Subsidiary, LLC. (incorporated herein by reference to Exhibit 10.7 to the Company's Annual Report on Form 10-K for the year ended December 31, 2007).

10.8 First Amended and Restated Master Lease Agreement dated as of November 26, 2002 between Supertel Limited Partnership, E&P Financing Limited Partnership, TRS Leasing, Inc. and Solomons Beacon Inn Limited Partnership. (incorporated herein by reference to Exhibit 10.8 to the Company's Annual Report on Form 10-K for the year ended December 31, 2007).

10.9 Hotel Management Agreement dated as of August 1, 2004 between TRS Leasing, Inc., TRS Subsidiary, LLC and Royco Hotels, Inc. (incorporated herein by reference to Exhibit 10.35 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2004).

10.10 Amendment dated January 1, 2007 to Hotel Management Agreement dated August 1, 2004 by and between Royco Hotels, Inc., TRS Leasing, Inc., TRS Subsidiary, LLC and SPPR TRS Subsidiary, LLC (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated January 1, 2007).

10.11 Management Agreement dated May 16, 2007 between TRS Leasing, Inc. and HLC Hotels, Inc. (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated May 16, 2007).

10.12 Amendment to Management Agreement dated July 15, 2008 between TRS Leasing, Inc. and HLC Hotels, Inc. (incorporated herein by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2008).

10.13 Amended and Restated Loan Agreement dated December 3, 2008 by and between the Company and Great Western Bank (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated December 3, 2008).

10.14 Promissory Notes, Loan Agreement and form of Deed to Secure Debt, Assignment of Rents and Leases, Security Agreement and Fixture Filing dated August 18, 2006 by Supertel Limited Partnership to and for the benefit of General Electric Capital Corporation (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated August 17, 2006).

10.15 Unconditional Guaranty of Payment and Performance dated August 18, 2006 by the Company to and for the benefit of General Electric Capital Corporation (incorporated herein by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K dated August 17, 2006).

10.16 Amendment No. 1 to the Promissory Note dated August 18, 2006 by Supertel Limited Partnership to and for the benefit of General Electric Capital Corporation (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated May 1, 2008).

10.17 Promissory Note, Loan Agreement and form of Mortgage, Assignment of Rents and Leases, Security Agreement and Fixture Filing dated January 5, 2007 by Supertel Limited Partnership to and for the benefit of General Electric Capital Corporation (incorporated herein by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K dated January 5, 2007).

10.18 Amendment No. 1 to the Promissory Note dated January 5, 2007 by Supertel Limited Partnership to and for the benefit of General Electric Capital Corporation (incorporated herein by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K dated May 1, 2008).

10.19 Promissory Notes, Loan Agreement and form of Deed to Secure Debt, Assignment of Rents and Leases, Security Agreement and Fixture Filing dated May 16, 2007 by Supertel Limited Partnership to and for the benefit of General Electric Capital Corporation (incorporated herein by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K dated May 16, 2007).

10.20 Unconditional Guaranty of Payment and Performance dated May 16, 2007 by the Company to and for the benefit of General Electric Capital Corporation (incorporated herein by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K dated May 16, 2007).

10.21 Amendment No. 1 to the Promissory Note dated May 16, 2007 by Supertel Limited Partnership to and for the benefit of General Electric Capital Corporation (incorporated herein by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K dated May 1, 2008).

10.22 Employment Agreement dated as of September 1, 2005 by and between the Company and Paul Schulte (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated August 25, 2005).

10.23 Employment Agreement dated as of September 1, 2005 by and between the Company and Don Heimes (incorporated herein by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K dated August 25, 2005).

10.24 The Company's 2006 Stock Plan (incorporated herein by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2006).

10.25 Form of Stock Option Agreement (incorporated herein by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2006).

10.26 Director and Named Executive Officers Compensation is incorporated herein by reference to the sections entitled "Compensation Discussion and Analysis", "Compensation Committee Report", "Summary Compensation Table", "Grants of Plan-Based Awards for Fiscal Year 2008", "Outstanding Equity Awards at Fiscal Year-End", and "Director Compensation" in the Company's Proxy Statement for the Annual Meeting of Stockholders on May 28, 2009.

10.27* Employment Agreement dated as of June 30, 2008 by and between the Company and Steven C. Gilbert.

10.28* Employment Agreement dated as of June 30, 2008 by and between the Company and Corrine L. Scarpello.

10.29* Employment Agreement dated as of June 30, 2008 by and between the Company and David L. Walter.

21.0* Subsidiaries.

23.1* Consent of KPMG LLP.

31.1* Section 302 Certification of Chief Executive Officer.

31.2* Section 302 Certification of Chief Financial Officer.

32.1* Section 906 Certifications.

Pursuant to Item 601 (b)(4) of Regulation S-K, certain instruments with respect to the Company's long-term debt are not filed with this Form 10-K. The Company will furnish a copy of any such long-term debt agreement to the Securities and Exchange Commission upon request.

Management contracts and compensatory plans are set forth as Exhibits 10.22 through 10.29.

---

* Filed herewith.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUPERTEL HOSPITALITY, INC.

March 16, 2009

By: /s/ Paul J. Schulte
Paul J. Schulte
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated and on the date indicated above.

By: /s/ Paul J. Schulte
Paul J. Schulte
President and Chief Executive Officer
(principal executive officer)

By: /s/ Donavon A. Heimes
Donavon A. Heimes
Chief Financial Officer and Corporate Secretary
(principal financial and accounting officer)

By: /s/ Paul J. Schulte
Paul J. Schulte
Chairman of the Board

By: /s/ Steve H. Borgmann
Steve H. Borgmann
Director

By: /s/ Loren Steele
Loren Steele
Director

By: /s/ William C. Latham
William C. Latham
Director

By: /s/ Joseph Caggiano
Joseph Caggiano
Director

By: /s/ Jeffrey M. Zwerdling
Jeffrey M. Zwerdling
Director

By: /s/ Allen L. Dayton
Allen L. Dayton
Director

By: /s/ George R. Whittemore
George R. Whittemore
Director

By: /s/ Patrick J. Jung
Patrick J. Jung
Director

Exhibit 31.1

CERTIFICATIONS

I, Paul J. Schulte, certify that:

1. I have reviewed this annual report on Form 10-K for the year ended December 31, 2008 of Supertel Hospitality, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations, and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report, based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize, and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

March 16, 2009

/s/ Paul J. Schulte
Paul J. Schulte
President and Chief Executive Officer

This page intentionally left blank.

Exhibit 31.2

I, Donavon A. Heimes, certify that:

1. I have reviewed this annual report on Form 10-K for the year ended December 31, 2008 of Supertel Hospitality, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations, and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report, based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize, and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

March 16, 2009

/s/ Donavon A. Heimes
Donavon A. Heimes
Chief Financial Officer and Secretary

This page intentionally left blank.

Officers of the Company

Kelly A Walters
President
Chief Executive Officer

Donavon A. Heimes
Chief Financial Officer
Corporate Secretary

David L. Walter
Senior Vice President
Treasurer

Steven C. Gilbert
Senior Vice President, CAP-EX

Corrine L. "Connie" Scarpello
Senior Vice President
Chief Accounting Officer

Board of Directors

Paul J. Schulte
Chairman of the Board

George R. Whittemore
Director

Steve H. Borgmann
Director

Joseph Caggiano
Director

Loren Steele
Director

Jeffrey M. Zwerdling
Director

Allen L. Dayton
Director

Patrick J. Jung
Director

William C. Latham
Director

Corporate Headquarters

309 N. 5th Street
Norfolk, NE 68701
402.371.2520

Website

www.supertelinc.com

Certified Public Accountants

KPMG LLP
Omaha, NE

Stock Transfer Agent

American Stock Transfer and Trust Company
59 Maiden Lane
New York, NY 10038
www.amstock.com
1.800.937.5449

Annual Meeting

The annual meeting of shareholders will be held on Thursday, May 28, 2009 at 10:00 a.m., local time, at the Doubletree Hotel, 1616 Dodge Street, Omaha, Nebraska 68102.

Form 10-K

Additional copies of Supertel Hospitality's Form 10-K Annual Report for 2008 may be requested through the Company's website or by contacting the Investor Relations department.

Stock Exchange Listing

Supertel Hospitality's common stock is listed on the NASDAQ Global Market system under the symbol SPPR.

Investor Relations

309 N. 5th Street
Norfolk, NE 68701
402.371.2520

Management Company Offices

Royco Hotels Inc.
309 N. 5th Street
Norfolk, NE 68701
402.371.2520

HLC Hotels Inc.
7080 Abercorn Street
Savannah, GA 31406
912.352.4493

SUPERTEL HOSPITALITY, INC.

309 North 5th Street
Norfolk, NE 68701
402. 371. 2520